Form 20-F
period 2025-12-31
Magnum Ice Cream Co N.V.
filed 2026-03-18
CIK 2071668

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-42939

The Magnum Ice Cream Company N.V.

(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Reguliersdwarsstraat 63

1017 BK Amsterdam

The Netherlands

(Address of principal executive offices)

Vanessa Vilar

Chief Legal Officer

Reguliersdwarsstraat 63

1017 BK Amsterdam

The Netherlands

vanessa.vilar@magnumicecream.com

+31 61 158 5067

(Name, Telephone, E-mail and/or Facsimile number and

Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary Shares, nominal value of €3.50 per share	MICC	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 612,259,739

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer   ☐ Accelerated filer   ☐ Non-accelerated filer   ☒      Emerging growth company   ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   Yes ☐   No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   Yes ☐   No ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).   Yes ☐   No ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒   Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐  No ☒

Auditor Firm ID: 1012	Auditor Name: KPMG Accountants N.V.	Auditor Name: Amstelveen, the Netherlands

2025 Annual Report on Form 20-F

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 2 Table of contents Management Report Financial Statements Further Information Management Report About us 5 At a glance 6 Our heritage 7 Our footprint 9 Regional overview 10 Leadership perspectives 13 Board Chair update 13 CEO update 14 Our strategy 15 Our people 19 Culture and values 19 Review of the year 23 Group financial review 23 Additional financial disclosures 26 Regional performance 29 Sustainability 32 Risk management 33 Approach 33 Governance 35 Principal risks 36 Viability statement 40 Corporate governance 42 Introduction 42 Board of Directors 45 Executive Leadership Team 48 Board Report 50 Nomination and Governance Committee Report 55 Audit and Risk Committee Report 5 7 Directors’ Remuneration Report 60 Other information 80

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 3 Financial Statements Reports of Independent Registered Public Accounting Firms 85 Consolidated financial statements 87 Notes to the consolidated financial statements 92 Further Information US Listing additional information 144 Definition and reconciliation of non-IFRS financial measures 159 Shareholder information 164 Cautionary statement 166 Management Report Financial Statements Further Information

Management Report Management Report About us Leadership perspectives Our strategy Our people Review of the year Risk management Corporate governance Management Report Financial Statements Further Information

Life tastes better with ice cream The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 5 About us Welcome to the world’s largest ice cream company We are the world’s largest ice cream company(1), headquartered in Amsterdam, The Netherlands and listed on Euronext Amsterdam, the London Stock Exchange and the New York Stock Exchange. Home to four of the world’s five largest ice cream brands, with a global team of 16,500 colleagues, operating 30 factories, 12 Research and Development centres and a fleet of three million freezer cabinets, we generated €7.9 billion in revenue in 2025. From Magnum and Ben & Jerry’s to Cornetto and the Heart Brand, our ice cream portfolio delights consumers in 80 markets around the world. (1) Company analysis based on Euromonitor, Snacks 2026 edition, Retail Value Sales (RSP) in euro, year-on-year exchange rates, current prices, adjusted for economic ownership of brands in each market. Management Report Management Report Financial Statements Further Information

21% 11% Global market share(2) Revenue of the top 5 ice cream brands globally Home to 4 16,500 Colleagues years of ice cream experience €1.3 billion €7.9 billion Adjusted EBITDA 3 million Iconic freezer cabinets TMICC #2 player Ice cream factories 30 The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 6 At a glance(1) (1) Facts and figures reflect Group footprint in 2025, excluding planned perimeter changes in first half of 2026 - India and Portugal. (2) Company analysis based on Euromonitor, Snacks 2026 edition, Retail Value Sales (RSP) in euro, year-on-year exchange rates, current prices, adjusted for economic ownership of brands in each market. Management Report Management Report Financial Statements Further Information

Breyers Wall’s Ben & Jerry’s William Breyer began producing ice cream in line with the ‘Breyers Purity Pledge’ in Philadelphia in 1866 promoting "pure, high-quality and natural ingredients". A true entrepreneur, Thomas Wall seized the opportunity to sell ice cream by the seaside during the warmer months of 1922. With their entrepreneurial spirit and unwavering belief that ice cream can change the world, Ben Cohen and Jerry Greenfield opened their first ice cream scoop shop in a renovated gas station in Burlington, Vermont in 1978. The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 7 With roots stretching back over a century, our story began in 1866 with the founding of Breyers - a name that set the stage for generations of ice cream artistry. Today, our portfolio is built on the rich legacy of our heritage brands that have defined moments of joy and indulgence for decades, including: Wall’s (1922), Cornetto (1959), Twister (1982), Ben & Jerry’s (1978), Magnum (1989), Talenti (acquired in 2014) and Yasso (acquired 2023). Each name carries a legacy of flavour and craftsmanship that continues to captivate hearts worldwide. Throughout the years, innovation has remained our compass, guiding not only what ice cream means but also when and how it is enjoyed. From the early introduction of Popsicle - a frozen, flavoured delight on a stick that redefined convenience - to Ben & Jerry’s pioneering pint-sized containers that drove category growth during the 1980s and 1990s. We are excited about the future of ice cream. Our heritage Management Report Management Report Financial Statements Further Information

1866 Founding of Breyers 1922 Founding of Wall’s 1923 Founding of Popsicle 1959 Founding of Cornetto 1978 Founding of Ben & Jerry’s c. 1980 Launch in Emerging Markets 1982 Launch of Twister 1989 Launch of Magnum 1990 Launch of Türkiye Algida 2014 Acquisition of Talenti 2023 Acquisition of Yasso 2024 2025 Magnum Bonbon Founding of The Magnum Ice Cream Company The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 8 160 years of experience Management Report Management Report Financial Statements Further Information

Copyright © Free Vector Maps.com United States Brazil Ecuador Portugal(1) Mexico Canada Türkiye China Philippines Thailand Indonesia South Africa Middle East Pakistan India(1) Malaysia Australia Europe The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 9 Our footprint Around the world one scoop at a time The Magnum Ice Cream Company N.V. has a global portfolio - with an end-to-end supply chain that spans six continents. 12 world class Research and Development (R&D) centres inspire 30 state-of-the-art manufacturing facilities; collectively running more than 300 precision-engineered production lines that stock 200 distribution centres and more than 2,000 dedicated distributors. As the world’s largest ice cream company, we bring indulgence to life on a global scale in 80 markets. We strive to operate a supply chain powered by global strength and delivered locally. This approach creates agility and champions local-for-local production and distribution, so every scoop feels as close to home as it does to perfection. Factory location R&D centre Europe, United Kingdom, Australia & New Zealand (Europe & ANZ) North America, Central & South America (Americas) Asia, Middle East, Africa (AMEA) (1) Planned perimeter expansion in first half of 2026 to include India and Portugal. Management Report Management Report Financial Statements Further Information

Copyright © Free Vector Maps.com Australia New Zealand Copyright © Free Vector Maps.com Australia New Zealand Revenue Market share Factories (1) Leading brands Colleagues €3.2 31% 12 7,000 billion Growth • Rebuild the European Away-from-Home channel • Grow the ice cream category through innovation and retail partnerships • Move to a digitally led demand creation model • Turnaround Italy Productivity • Supply chain transformation • Overheads • Volume growth for higher asset utilisation Re-investment • Brands and portfolio • Away-from-Home cabinet expansion • Supply chain network optimisation The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 10 Europe & ANZ is a mature ice cream region with a strong foundation built on the interplay of local brands and global icons, delivering a diverse and distinctive ice cream experience. The inclusion of Australia and New Zealand captures synergies on consumption habits. Regional overview Strategic focus Europe & ANZ Regional overview (1) Based on the Retail Sales category (excluding Foodservice) Euromonitor December 2024, adjusted in accordance with management’s internal assessment of economic ownership of brands within specific markets. Denmark Finland Germany UK France Italy Netherlands Management Report Management Report Financial Statements Further Information

Copyright © Free Vector Maps.com United States Brazil Mexico Revenue Market share Factories (1) Leading brands Colleagues €2.8 8 4,500 19% billion Growth • Double down on the fastest growing (+5%) single serve ice cream segment • Expand portfolio of calorie control and high protein offerings • Rebuild business in club, dollar store and Away-from-Home channels • Pivot towards a digitally led demand creation model • Turnaround Brazil Productivity • US end-to-end supply chain reset • Latin America direct sales distribution system revamp Re-investment • Capacity expansion • Away-from-Home cabinet expansion • Media investment The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 11 Regional overview Strategic focus Americas The Americas region holds leading positions in some of the world’s largest developed ice cream markets. Home to iconic brands such as Breyers, Popsicle and Ben & Jerry’s, it combines the scale and strength of North America with the emerging growth potential of Central and South America, creating a balanced mix of stability and opportunity. (1) Based on the Retail Sales category (excluding Foodservice) Euromonitor December 2024, adjusted in accordance with management’s internal assessment of economic ownership of brands within specific markets. Management Report Management Report Financial Statements Further Information

Copyright © Free Vector Maps.com Türkiye India(2) China Pakistan Philippines Indonesia Revenue Market share Factories (1) Leading brands Colleagues €1.9 billion 10 5,000 11% Growth • Drive distribution and penetration in low per capita consumption countries (e.g. Pakistan) • Build an attractive portfolio at core ‘snacking and refreshment’ price (coinage) points • Further premiumise the portfolio both in indulgence as well as wellness • Build ice cream occasions with our demand generation model • Accelerate share growth in China Productivity • Optimise supply chain end-to-end to improve capacity utilisation, better service and lower cost • Lead through digitalisation, automation and new technologies Re-investment • Cabinets and digitalise frontline • De-bottleneck capacity and invest in quality and safety • Build cutting-edge capabilities The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 12 Regional Strategic focus overview AMEA AMEA is the fastest growing and most profitable region, offering a sizable and continuously expanding market. Spanning from Türkiye and Africa in the West to Indonesia and China in the East, it encompasses key emerging markets that drive growth and innovation across the ice cream category. (1) Based on the Retail Sales category (excluding Foodservice) Euromonitor December 2024, adjusted in accordance with management’s internal assessment of economic ownership of brands within specific markets. (2) Subject to planned perimeter change in first half of 2026. Management Report Management Report Financial Statements Further Information

Leadership perspectives The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 13 Leadership perspectives - Board Chair update December 2025 marked a significant milestone in our history as The Magnum Ice Cream Company (TMICC) completed its demerger from Unilever and began trading as a listed company. This separation allows TMICC to operate with greater focus and agility, tailoring our operating model, capital allocation and capabilities to the specific requirements of the ice cream industry. The Board believes this focus will strengthen our competitive advantages in brand leadership, manufacturing and distribution and position the Company for sustainable profitable growth. Unlocking shareholder value The Board has established a balanced capital allocation framework designed to deliver consistent returns while funding organic growth and productivity. Our policy targets a dividend payout ratio of 40% to 60% of net income after adjusting items. We plan to maintain our credit rating at an investment grade profile, while retaining flexibility for targeted bolt-on acquisitions that strengthen the portfolio. This disciplined approach underpins our medium-term objectives of 3% to 5% average annual Organic Sales Growth, 40 to 60 basis points of Adjusted EBITDA margin expansion and €0.8 to 1.0 billion of free cash flow from 2028. Governance and stewardship Robust governance underpins trust and performance. Upholding standards of ethics and compliance supports responsible business practices and long-term value creation for shareholders, consumers, customers, employees and communities. TMICC is governed by a one-tier Board structure, bringing together global leadership, deep industry expertise and clear accountability. I thank Peter ter Kulve, Abhijit Bhattacharya, Stacey Cartwright, René Hooft Graafland, Melissa Bethell, Stefan Bomhard, Anja Mutsaers and Reginaldo Ecclissato for their Board service during this important period, and welcome Josh Frank, who joined as a Non-Executive Director in March 2026. Doing good business As a standalone company, we will in due course embed Environmental, Social and Governance (ESG) matters into our strategy and operating plans, focusing on the areas that matter most to the ice cream value chain. Priorities include the integrity and sustainability of our key sourcing ingredients, the environmental footprint of our packaging and cabinet cold chain, and the social impact we have in the communities we operate in. The Board will oversee progress against these priorities, ensuring alignment with stakeholder expectations and disciplined execution. Looking to the future The global ice cream market is forecast to grow at 3% to 4% annually(1), supported by enduring consumer demand for indulgence, convenience and innovation. As the world’s largest ice cream company, we are well positioned to compete and win. We have invested in delivering capabilities and implemented a robust productivity programme to strengthen operational efficiency. With our foundations in place and a clear strategic focus, we are confident in our ability to create sustained value for shareholders. It is an honour to write to you as Chair of TMICC. I am excited by the opportunity to help shape the future of this remarkable business with so much potential. Ice cream brings joy to millions every day, and TMICC is built to win at scale with iconic brands, a unique asset base and great people. We are grateful to Unilever for its stewardship and support through the transition, and to our shareholders for their trust in our vision. Jean-François van Boxmeer, Board Chair 18 March 2026 ‘I believe that growth and robust governance are both fundamental to building trust with our stakeholders and ensuring long-term value creation.’ Jean-François van Boxmeer Board Chair (1) Company projection based on analysis of third-party market data. Pages 6 - 31 use IFRS and non-IFRS measures (OSG, OVG, OPG, Adjusted EBITDA margin, Adjusted EBIT margin, Adjusted EBITDA, Adjusted EBIT, Free Cash Flow, Net Debt, Adjusted Effective Tax Rate and Adjusted Earnings Per Share) to explain the performance of our business. See p. 159 - 163 for definitions and reconciliations of non-IFRS measures. Management Report Management Report Financial Statements Further Information

Peter ter Kulve Chief Executive Officer (1) Organic sales growth and Adjusted EBITDA margin improvement plan does not apply to any individual year, but is an average over the medium-term. The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 14 Leadership perspectives - CEO update 2025 marked a defining year for The Magnum Ice Cream Company (TMICC). On 6 December 2025, we successfully demerged from Unilever and on 8 December 2025, TMICC began trading as an independent, publicly listed company. This enables us to focus exclusively on ice cream, with a strong team of 16,500 colleagues around the world. At a very deep level, we believe it all starts with the product - crafting amazing ice cream experiences, whether it is a super-indulgent premium Talenti pint or a five-cent water ice lolly. We are passionate and driven by making the world’s best and most loved ice cream. Almost as much fun as making and selling ice cream is unlocking the intrinsic economic value of this global business. We are establishing TMICC as a hard currency compounder, delivering growth and margin year by year, in line with our value creation algorithm. We are positioning TMICC to grow Organic Sales on average by 3% to 5% from 2026, with an average annual Adjusted EBITDA margin improvement of 40 to 60 basis points in the medium term.(1) Ice cream is an attractive market Ice Cream is an attractive market because it is consistently growing (in volume and value) ahead of core foods, driven by penetration and distribution in emerging markets and premiumisation in developed markets. Premiumisation is occurring through the move from large tubs to hand-held ice cream, more premium formats and increasingly ‘better-for-you’ options like ‘high protein’, ‘low fat’ or ‘less sugar’. Although weight loss medications are still largely an American phenomenon, we believe they actually present more opportunities than challenges. Clearly people on these medications reduce calorie intake but they do not stop treating themselves. People seem to move from big volume ‘mindless munching’ to more deliberately choosing their pleasure moments. Even the most indulgent ice cream already has a good calorie profile compared to cookies, chocolate or potato chips. Moreover, it offers a wide range of choices and portion control, from an indulgent Ben & Jerry’s Cookie Dough to low-calorie fruit water ice and more focused nutrition options like our high-protein Yasso range. There is a lot of value in the pint The value creation opportunity for TMICC is clear; historically the business was losing market share (2013-2023) and profitability was significantly behind the estimated profitability of our main global ice cream competitor and the broader snacking and refreshment market peer group. With our more premium footprint, expertise in scaling innovation, and a strong position in the faster growing channels like e-commerce and in emerging markets, we have a growth advantage. We have identified the roadmap to close the profitability gap, and this programme has been in execution for two years, delivering the expected outcomes. As a result of increased focus and our execution rigour, we have now gained market share for the last two years. Our organic growth is accelerating at 4.2% with 1.5% volume growth in 2025, in line with our long-term value creation algorithm. 2025 was a foundational year, our first full scoop It was the first year that we ran as a standalone business, with our own salesforce, supply chain, marketing and leadership team. The most important thing for a new company is to get the culture right, which is why we carefully studied the founders of our many brands - from William Breyer, Thomas Wall, Ben and Jerry to Amanda Klane and Drew Harrington who more recently founded Yasso. There are three overwhelming characteristics that we want to capture in our culture: • An obsession to create the best ice cream, because in the end it is all about the product; • A small company soul. The ice cream season is short, the weather is unpredictable, and there is a lot of competition, so we need to be agile, fast and simple, working hand in glove across functions; • Growth hunting - all our founders were obsessed with growth, new flavours, benefits, occasions and channels. We have made a good start with our culture - establishing the team, processes and ways of working. We are now building our new, best-in-class technology stack and partner ecosystem. As we redesign our workflows, we can leverage AI across functions to drive efficiencies, from targeted marketing and freezer placements to advanced weather modelling and the automation of our back-end operations through our Global Business Solutions (GBS) organisation. Looking ahead at 2026 and beyond As we enter our first full year as a listed company, our focus will be on sustaining competitive growth and margin expansion by driving innovation, expanding availability, and deepening our presence in under-represented channels and geographies. We will continue to invest in premiumisation, ‘better-for-you’ products, and new consumption occasions. Our productivity programme is now well established and has very good momentum. In the next phase, technology-enabled efficiency will be increasingly unlocked as we move out of Transitional Services Agreements and progressively activate our own technology stack. TMICC is largely an organic growth and margin improvement story, and with disciplined capital allocation, we believe we are well positioned to deliver good shareholder returns. We have the scale, brands, strategy and capabilities to win as the world’s largest ice cream company. I want to extend a huge thank you to my colleagues around the world, to Unilever and to everyone else who has been part of making this journey possible. Life tastes better with ice cream! Peter ter Kulve, Chief Executive Officer 18 March 2026 ‘My motto is scoops over spreadsheets - it keeps us agile and remain squarely focused on the consumer.’ Management Report Management Report Financial Statements Further Information

Growth Accelerating competitive growth by expanding consumption occasions, winning across the full price pyramid, and ensuring broader availability across channels. Productivity Unlocking productivity through a €500 million savings programme that resets our supply chain, reduces structural overhead, and embeds technology-enabled eciency. Re-investment Reinvesting in brands, capabilities and stronger leadership. From disruptive innovation and demand creation to best-in-class digitalised execution across channels. Technology-enabled marketing, sales & supply chain operations Focused Environmental, Social and Governance (ESG) agenda The Ice Cream Way Our ambition is to combine the strength of our brands with a business system designed specifically for ice cream, unlocking faster decision-making, sharper execution, and more disciplined capital allocation. Our value creation algorithm is clear. Over the medium term, we aim to deliver 3% to 5% average organic sales growth and expand margins by 40 to 60 basis points (bps) per year, driven by competitive growth and a step-change in productivity, with sustained reinvestment in our brands. The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 15 Our strategy Management Report Management Report Financial Statements Further Information

Our strategy - Growth The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 16 1. Accelerating competitive growth Occasion-led growth, powered by our brands We are shifting from a brand-first mindset to an occasion-led growth model designed around where, when, and why consumers choose ice cream. We are focused on innovation, activation and execution on the demand moments that matter most, spanning indulgence, refreshment, on-the-go snacking, bonding and sharing, and mindful choices. This aims to ensure that our innovations and spend are more relevant and deliver higher returns. Winning across the full price pyramid Our portfolio is designed to compete across the full price pyramid. Premium propositions drive pricing power and margin mix, while accessible formats build penetration, frequency, and scale supporting manufacturing leverage and broad consumer reach. We support this with a country-specific, occasion-based pricing strategy. Positioning our products not just within the ice cream category norms, but against the broader snacking market, ensuring our products are always competitively positioned.(1) Disciplined innovation focused on scalable platforms We are sharpening our innovation model to prioritise value per launch and scalable growth platforms rather than incremental renovations. We focus on disruptive formats that unlock new occasions and travel across markets. In 2025, examples included Cornetto Max, the Wall’s seven-layer stick, and Magnum Bonbon illustrating how format-led innovation can strengthen brand desire and broaden consumption. Looking ahead we will continue to invest in premiumisation, ‘better-for-you’ products, and new consumption occasions. Availability and execution across channels In ice cream, availability is everything. The category is impulse-driven and shaped by cold-chain access, freezer visibility, and on-shelf execution. We are therefore transforming our go-to-market model to expand distribution, reduce out-of-stocks, and raise execution standards across channels. • Dedicated ice cream salesforce: We have deployed a dedicated ice cream salesforce with clear mandates to expand distribution in underpenetrated outlets, improve availability, and create perfect stores and shelves that showcase our brands at their best. • Grocery retail: We are strengthening end-to-end Revenue Growth Management, including smarter pack-price architecture, promotion design and occasion-based assortment strategies by channel. In parallel, we are evolving trade terms and agreements to reflect the true economics of ice cream, including freezer space, replenishment, cold chain logistics and seasonality. • Away-from-Home: Our global cabinet fleet is a unique distribution advantage, a secret weapon unmatched in the industry. We are modernising our three million cabinets through improved placement systems, service discipline and selective digitisation to improve stock visibility and replenishment accuracy. Turning cabinets into a more data-enabled growth engine, without compromising route economics. • Digital commerce: E-commerce is our fastest-growing channel. We are building the infrastructure to win through stronger partnerships, optimised digital shelf execution, and precision marketing using partner data to drive conversion and repeat purchases. (1) Our customers always remain free to set their own selling prices. Management Report Management Report Financial Statements Further Information

Our strategy - Productivity The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 17 2. Unlocking productivity to fuel margin expansion and reinvestment As a standalone company, we are reshaping how TMICC operates structurally, commercially, and technologically to unlock margin expansion and reinvest for growth. Our €500 million productivity programme is designed to deliver sustainable savings over the medium term, anchored in three integrated levers: supply chain transformation, overhead reduction and technology-enabled operations. • Supply chain transformation: TMICC operates one of the most complex cold chains in consumer goods, requiring a business system designed for seasonality, energy intensity, frozen logistics, and manufacturing complexity. Our transformation focuses on portfolio and SKU simplification, procurement excellence, improved planning precision, network rebalancing, and a lean end-to-end operating model that improves speed, resilience, and cost efficiency. • Overhead reduction: We are building a leaner organisation around clearer accountability and faster decision-making. We operate through three regions with end-to-end accountability, underpinned by 23 Performance Units and supported by a lean corporate centre focused on strategy, capital and people allocation, and governance. The purpose of this standalone design is to reduce layers, raise execution quality and ensure resources are closer to the consumer and customer. • Technology-enabled productivity: We are investing in a scalable technology stack that standardises data and processes, improves real-time decision-making and enables automation. As we redesign workflows for the new Company, we are embedding advanced analytics and automation models across functions, from marketing media and freezer placement to factory automation and weather-integrated planning systems. In 2025, we designed our new technology stack and are currently building it. We plan to exit all Transitional Services Agreements with Unilever by the end of 2027. Management Report Management Report Financial Statements Further Information

Our strategy - Re-investment The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 18 Finally, our culture - ‘The Ice Cream Way’ - is designed to translate strategy into consistent execution; consumer obsession, speed and simplicity and accountability with integrity. We have refreshed leadership, clarified decision rights and built a frontline-first organisation so that teams can move faster, execute better and win market by market, season by season. The Ice Cream Way is embedded in our daily operations and performance management, with incentives fully aligned to deliver our mid-term plan. 3. Reinvesting in brands and capabilities Our strategy is designed to create a reinforcing cycle: productivity funds reinvestment; reinvestment strengthens growth; growth improves scale economics. We are therefore prioritising reinvestment behind the capabilities that most directly drive competitive advantage in ice cream: disruptive innovation, digital demand creation, and best-in-class execution across our network and sales channels. Sustainability and culture as accelerators Sustainability is embedded in our strategy where it matters most for an ice cream business: reducing cold chain energy use, improving operational efficiency, responsible sourcing and packaging choices and maintaining strong regulatory readiness. These priorities strengthen resilience, protect our licence to operate and support long-term competitiveness. Management Report Management Report Financial Statements Further Information

Ronald Schellekens Chief Human Resources Officer ‘We have laid the foundation to build a truly unique company culture - The Ice Cream Way.’ The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 19 Our people Culture and values While becoming an independent company, TMICC began a cultural transformation, codifying a new framework we call - The Ice Cream Way. It defines the values and behaviours expected of every employee and leader. These values are more than just statements of intent - they are embedded across our people systems (for example, in the way we do performance management, leadership development, employee listening and our recognition programmes), shaping behaviours and guiding decisions at every level of the organisation. Listening to our people Our culture is designed to empower every colleague to speak up, challenge ideas and contribute to an environment that fosters continuous improvement, collaboration and bold innovation. To measure our culture, we conduct a deep dive Annual People Survey in September, complemented by Pulse Surveys throughout the year - providing actionable insights into employee sentiment and their alignment with our values. Our first Annual People Survey, conducted in September 2025, illustrated strength in our employee engagement (77% positive) and confidence in our business (‘Business Outlook’ rated at 92% positive), with opportunity areas in making work simpler (‘Speed and Simplicity’ 66% positive) and creating a compelling career proposition (65% positive). We respond to feedback with transparency - acting on results and communicating changes clearly, including through line managers and, starting in 2026, in-person meetings with members of our Board. Our culture and our values are grounded in our Code of Business Integrity. In line with this commitment, colleagues can raise concerns without fear of consequence through our Speak Up platform and dedicated telephone lines - ensuring integrity and trust remain at the heart of how we work. Organisational structure: designed to empower TMICC’s structure is designed to empower decision-making and accelerate execution by organising as close to the business frontline as possible. The Group is managed operationally through three regions : Europe & ANZ, Americas and AMEA. The AMEA region is further organised into two sub regions - Middle East, Türkiye, South Asia and Africa (METSA) and Asia. Each region is led by a President with end-to-end accountability for performance. The regions are underpinned by 23 Performance Units led by a General Manager - improving speed and agility of decision-making and strengthening accountability at the frontline of our business. Above the Performance Units, lean Regional and Group (corporate) structures provide enabling systems and processes (for example, enterprise resource planning (ERP) technology stack) and oversee capital allocation. To ensure decisions serve the broader enterprise, each General Manager and President carries a Group or Regional target within their annual goals, reinforcing collaboration and safeguarding against siloed outcomes. Across TMICC, we believe that just as anyone can enjoy an ice cream, anyone can thrive and make a meaningful contribution. We believe that a range of experience, perspectives and skills drives growth by better reflecting the consumers we serve. Management Report Management Report Financial Statements Further Information

We are all about growth We are experts in the ice cream category We operate with speed and simplicity We boldly innovate to disrupt our market We win together with fun We care and challenge The Ice Cream Way The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 20 Management Report Management Report Financial Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 21 Talent management and capability building Our talent strategy is focused on leadership development, succession and pipeline strengthening and prioritising capability building in growth areas. Leadership Development sits at the heart of our journey as an independent business. In 2025, we placed significant effort behind the development and appointment of our top leaders, around 85% of whom were new in their roles, either by internal succession or hired externally from the market. Over 100 of our senior leaders have participated in a dedicated leadership diagnostic and feedback programme anchored in The Ice Cream Way - our blueprint for leadership excellence. We completed this with a dedicated leadership series designed to equip our leaders with the skills that are essential for a newly listed company, ensuring they are ready to drive performance and shape cultural change. Capability Building is focused where it matters most - on skills unique to our category and vital for unlocking significant growth. Rather than spreading investment thinly across all functional areas, we concentrate efforts on Marketing, Sales, Supply Chain and Research and Development. The engines of innovation and growth. Areas such as net revenue management, sales and operations planning and digital marketing have received heightened attention and investment in 2025 and will continue to be prioritised in 2026. As we develop talent from within, we are also strengthening our ability to attract top talent from outside. In 2026, we will launch our Employee Value Proposition - a clear, compelling promise that defines what we expect from our people and what they can expect in return: investment, recognition and reward in a world-class environment. Performance and recognition In 2025, TMICC launched its performance management system prioritising: • Goal setting that is business-led and focused on outcomes, not process. • Empowerment of leaders to make decisions and have meaningful performance conversations. • High standards and differentiated performance. • The Ice Cream Way to be fully embedded within goals, feedback and recognition. We will maintain formal checkpoints to ensure rigour, while placing greater emphasis on the informal moments that truly elevate performance - clarity of goals, regular feedback and coaching. These touchpoints create a shared understanding amongst all colleagues regarding how their work contributes to our business objectives. Recognition is an integral part of our culture. Through Frontline Heroes, our global recognition platform, we celebrate employees at the frontline (i.e. those who make, move or sell our products to consumers) who deliver outstanding results and whose contributions and behaviours reflect our values. Recognition happens both formally and informally - leaders nominate team members for global recognition with nominations collected three to four times per year. Finalists are honoured during our March celebration - a moment that also marks the start of the northern hemisphere’s ice cream season. Beyond financial rewards, recognition extends to career development opportunities such as short-term international assignments (one to three months), specialised training and wellbeing support - affirming our commitment to growth and care for our people. Management Report Management Report Financial Statements Further Information

Xing Pu Production Line Supervisor for Cornetto in Taicang Factory, China & Global Frontline Hero 2025 Our Frontline Heroes in Amsterdam. ‘The Frontline Heroes Award recognises not only my personal work, but also the entire team at the Taicang factory. Gathering with colleagues from around the world at our new Amsterdam headquarters was unforgettable and left me deeply inspired and confident in our Company’s future. It motivates me to hold myself to even higher standards and inspire other people through my story.’ The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 22 Our reward philosophy At TMICC, our ambitious growth strategy and long-term objectives are supported by a reward philosophy designed to drive performance and create long-term value. While market practices, regulations and collective agreements vary across countries, our philosophy remains consistent everywhere: to offer fair, transparent, competitive and performance-driven rewards that recognise the impact of our people and their expertise in the ice cream category. Base pay We set base pay to be competitive and equitable, ensuring that we attract and retain the right talent. Pay levels reflect role scope, career progression and sustained contribution to business performance. Annual pay reviews help recognise growth in the role and expertise while ensuring pay is aligned with market benchmarks. As part of our commitment to fair rewards, we aim to provide at least a living wage in every market where we operate, supporting a good standard of living for all our people and their families. Bonuses and incentives Aligned with our pay-for-performance principle, around 6,000 colleagues participate in the annual discretionary bonus plan, rewarding delivery of our annual business priorities. In 2026, performance measures will include organic sales growth, Adjusted EBITDA margin improvement, free cash flow and market share gains - tailored to each participant’s area of responsibility. Frontline teams in factories and sales have dedicated incentive schemes linked to their impact. Share plans and ownership Ownership is central to our culture. Nearly 2,000 managerial colleagues participate in TMICC share plans, reinforcing a vested interest in the long-term success of our Company. Additionally, in December 2025, we announced the Celebration Award: a €300 share grant for every TMICC employee to mark the moment of our listing and give everyone a stake in our future success. Management Report Management Report Financial Statements Further Information

Abhijit Bhattacharya Chief Financial Officer ‘Gaining market share globally and executing on our productivity program enabled us to deliver solid operational performance in 2025.’ The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 23 Review of the year Group financial review Revenue In 2025, Group revenue was €7.9 billion (FY 2024: €7.9 billion). Organic sales growth for the year was 4.2%, reflecting a healthy balance of volume growth of 1.5% and price growth of 2.6%. Growth was broad based as all three regions grew market share, with growth in Europe & ANZ of 3.3%, in the Americas of 0.8%, whilst AMEA delivered a double-digit increase of 10.9%. Reported revenue growth was broadly in line with the previous year at -0.5%, as foreign exchange rate (forex) translation effects had a negative impact of -4.3% in 2025. These related mainly to the strengthening of the euro against key currencies, particularly the Turkish lira and US dollar. 2025 2024 Revenue (in € billions) 7.9 7.9 Reported revenue growth (%) (0.5) 4.3 Organic Sales Growth (OSG) (%) 4.2 2.8 Organic Volume Growth (OVG) (%) 1.5 1.1 Organic Price Growth (OPG) (%) 2.6 1.7 Operating profit (in € millions) 599 764 Adjusted EBITDA (in € millions) 1,255 1,340 Adjusted EBIT (in € millions) 917 964 Net profit (in € millions) 307 595 Operating profit margin (% revenue) 7.6 9.6 Adjusted EBITDA margin (% revenue) 15.9 16.9 Adjusted EBIT margin (% revenue) 11.6 12.1 Free Cash Flow (FCF, in € millions) 38 803 Diluted earnings per share (in €) 0.48 Adjusted earnings per share (in €) 0.93 Management Report Management Report Financial Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 24 Biggest brands leading the way Our four leading brands - Magnum, Ben & Jerry’s, Cornetto, and The Heartbrand - continued to be powerful growth drivers for the Group in 2025. • Magnum delivered high single-digit organic sales growth driven by the global launch of Magnum Utopia across all regions and the further rollout of Magnum Bonbon in multiple markets including the Nordics, Spain and Poland. • Ben & Jerry’s delivered over 3% organic sales growth, driven by the introduction of 25 new flavour and format combinations across pints, mini cups, sharing tubs, scooping and snackable bites. • Cornetto delivered high single-digit organic sales growth, supported by the launch of the next generation MAX cone featuring a layered texture and premium ingredients in the EU and Türkiye. • The Heartbrand delivered low single-digit organic sales growth, driven by the Asian roll out of the Chinese multi-layer sticks innovation. The successful Brazilian bites formats were rolled out to Asia and the rest of Latin America. Driving growth across channels 2025 was the first year where our fully dedicated salesforce significantly improved execution, driving growth across all channels. Digital commerce remained TMICC’s fastest-growing channel, delivering double-digit growth with positive share gains. The At-Home channel grew mid single-digit, and growth was accelerated through improved service, well-executed customer growth plans and competitive pricing. In the US, growth was led by the rebuilding of our business in the value and club channels. Increasing our freezer fleet in key markets supported mid single-digit growth in the Away-from-Home channels. Operating profit, Adjusted EBITDA, Adjusted EBIT Operating profit was €599 million in 2025 (FY 2024: €764 million), mainly impacted by adjusting items related to separation and restructuring and forex translation effect. Gross Profit Margin slightly decreased from 34.9% to 34.6% driven by severe commodity inflation. Selling, General and Administrative expenses increased by 20bps mainly due to double run costs and Transitional Service Agreement (TSA) markup. Productivity savings offset inflation for the year. In 2025, Adjusted EBITDA was €1,255 million (FY 2024: €1,340 million). Adjusted EBITDA margin was 15.9% (FY 2024: 16.9%), impacted by 50bps forex translation effect and a further 50bps due to a higher cash cost resulting from the TSAs in second half of 2025. While operating under Unilever as a Business Group, the ice cream business was allocated depreciation costs of certain shared assets which did not transfer to TMICC at separation. From the second half of 2025, these depreciation costs are included in the TSA charge from Unilever, reflecting the usage of those assets by TMICC. Operationally, we saw commodity and other supply chain cost inflation of 380bps during this period, which was offset through our productivity programme and select pricing actions. On a regional basis, Europe & ANZ delivered an Adjusted EBITDA margin of 13.1%, Americas delivered 14.1%, while AMEA delivered 22.9%. Adjusted EBIT in 2025 was €917 million (FY 2024: €964 million) with Adjusted EBIT margin of 11.6% (FY 2024: 12.1%), with -50bps forex translation effect. Forex movements and TSA-related cash costs affected Adjusted EBITDA margin. But, excluding these impacts, Adjusted EBIT at constant exchange rate was up by €48 million as disciplined execution of our productivity programme, supported by select pricing actions, partially offset the impact of commodity price inflation. Effective tax rate The Adjusted Effective Tax Rate in 2025 was 26.0% (FY 2024: 21.9%). The increase versus prior year reflects the adverse impact of non-deductible interest and losses upon which no deferred tax asset has been recognised. The Effective Tax Rate for 2025 was 31.3% due to the tax impact of hyperinflation adjustments in Türkiye of 3.4% and irrecoverable VAT arising from asset transfers as a direct result of the separation of 1.5%. OSG, OVG, OPG, Adjusted EBITDA margin, Adjusted EBIT margin, Adjusted EBITDA, Adjusted EBIT, Free Cash Flow, Net Debt, Adjusted Effective Tax Rate and Adjusted Earnings Per Share are non-IFRS measures (see page 226 to 230 for definitions and reconciliations). Management Report Management Report Financial Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 25 The Demerger-related cash outflows comprised: • acquisition and disposal-related outflows of €238 million; • separation-related outflows of €146 million resulting mainly from indirect taxes paid on asset transfers and brought forward tax payments and commodity hedge settlements; and • outflows due to the implementation of the interim operating model of €180 million. Under the interim operating model, Unilever continues to hold inventory on the Group’s behalf in most markets. At Separation (refer to Note 21), TMICC paid a €905 million inventory subsidy to Unilever, recognised as a prepayment in trade receivables. This subsidy is fixed and will be paid back to TMICC when inventory is purchased from Unilever at the end of the Transitional Period (refer to Note 21). TMICC also recognises an accrual representing the value of inventory held by Unilever in those markets. Because the inventory subsidy is based on historic annual average inventory levels, while the accrual reflects the actual level of inventory at reporting date, these two balances do not fully offset. At 31 December 2025, the net cash impact of these two balances was approximately €90 million outflow. The remaining approximately €90 million outflow reflects a combination of carve-out allocations and changes in the timing of invoices and payment terms under the interim operating model. From 1 July 2025, the Group incurred €143 million of additional cash costs on interest and the operation of the TSA. Interest on loans from Unilever and external debt increased interest payments by €105 million versus 2024, when interest was incurred only in entities that operated as a standalone ice cream entity. In addition, depreciation previously allocated by Unilever was replaced by TSA cash charges, increasing cash outflows by €38 million. The remaining €58 million year-on-year movement reflected increased capital expenditure (Capex) driven by capacity and cabinet fleet expansion (€31 million) and forex translation impacts (€27 million). 2026 Outlook Looking ahead, the external environment remains uncertain. The ice cream market is resilient and has good momentum and is anticipated to grow between 3% and 4% in 2026. We expect organic sales growth for 2026 to be between 3% and 5% and expect an Adjusted EBITDA margin improvement of 40 to 60bps, on a comparable perimeter basis with 2025. The reported improvement in Adjusted EBITDA margin is expected to be 0 to 20bps, primarily due to the impact of the anticipated acquisition of the India business in the first half of 2026. We expect the improvements in the year to be weighted more in the second half of 2026 due to the phasing of TSAs and commodity prices. Finance costs Net finance costs totalled €121 million (2024: €17 million). Finance costs were €139 million, including €117 million of interest expense of which a significant part relates to loans with Unilever to fund the separation and bond interest. In 2024, finance costs did not include any allocation of interest incurred by Unilever or interest-bearing fundings. Net monetary loss The net monetary loss arising from hyperinflation adjustments for Türkiye is €31 million (2024: nil). The increase in 2025 versus the prior year is due to the higher net monetary asset position, driven by indirect tax receivables recognised on asset transfers. Net profit Net profit in 2025 was €307 million, (FY 2024: €595 million). The decrease compared to the prior year was driven by a net increase of €118 million in higher separation and restructuring costs, higher net finance costs (€104 million), higher net monetary loss from hyperinflation in Türkiye (€31 million) and forex impact on operating profit, slightly offset by a lower tax charge. Earnings per Share (EPS) Prior to 6 December 2025, the Group was under the control of Unilever and did not have any issued shares. Accordingly, EPS has not been calculated for prior years. The current year EPS is based on the total shares issued as at 31 December 2025. Free Cash Flow Free Cash Flow for 2025 was €38 million, compared to €803 million in 2024. This was primarily due to the significant cash outflows related to the Demerger (€564 million), interest costs on new loans (€105 million) and an impact on the depreciation charge due to TSAs with Unilever (€38 million). Management Report Management Report Financial Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 26 Balance sheet In millions of € 2025 2024 Goodwill and Intangible assets 1,241 1,378 Property, plant and equipment 2,306 2,355 Other non-current assets 784 159 Current assets 3,157 1,629 Total assets 7,488 5,521 Non-current liabilities 3,748 691 Current liabilities 3,107 2,029 Total liabilities 6,855 2,720 Shareholders' equity 625 2,778 Non-controlling interest 8 23 Total equity 633 2,801 Total liabilities and equity 7,488 5,521 Non-current assets and liabilities The pension position moved from a net liability of €98 million in 2024 to a net asset of €2 million in 2025. During the year, pension assets for funded schemes increased from nil to €78 million and pension liabilities for funded and unfunded schemes decreased from €98 million to €76 million. This €100 million improvement was driven primarily by German funded pension plans moving from a net liability of €5 million to a net asset of €77 million, reflecting higher discount rates, which reduced liabilities and increased asset returns. The net deferred tax position moved from a net deferred tax liability of €168 million in 2024 to a €314 million net deferred tax asset in 2025. The increase of €482 million was mainly driven by the Separation where a net deferred tax asset was recognised from the transfers of assets and liabilities and is subject to the completion of the purchase price allocation exercise in certain jurisdictions, which will take place in 2026. Additional financial disclosures Cash flow In millions of € 31 Dec 2025 31 Dec 2024 Free cash flow 38 803 Net cash flow (used in)/from investing activities (315) (359) Net cash flow (used in)/from financing activities 205 (737) Net cash flow used in investing activities was lower than in the prior year, which included the payment of €61 million deferred consideration relating to the acquisition of Yasso. Net cash flow from financing activities was €205 million in 2025, primarily reflecting net proceeds from the debut bond issuance and drawdown under the term loan facility (€3,076 million) offset by the net repayments to Unilever (€2,595 million) and interest paid (€130 million). In 2024 net cash flow used in financing activities primarily represented the transactions with Unilever Group companies and cash pooling activities between Unilever and the Group. These transactions reflected the fact that the Group did not retain cash generated from operating activities, and represented the cash outflow associated with repatriating such cash to Unilever, net of any movements in working capital, financing and investing activities. Management Report Management Report Financial Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 27 Provisions decreased by €63 million mainly driven by the release of restructuring provisions due to higher than anticipated employee redeployment within the new organisation; and the derecognition of certain provisions previously allocated to TMICC, which were retained by Unilever as the legal liability did not transfer. Net debt Net debt was €2,967 million (2024: €263 million). The increase consists primarily of €2,977 million raised following the bond issuance in November 2025, which financed the settlement of the Unilever payable arising from the asset transfers upon Separation. A €100 million drawdown from the term loan facility was offset by a €373 million increase in cash and cash equivalents. In 2024, cash and cash equivalents only included the balance from ice cream-dedicated entities. In 2025, we received investment-grade ratings from both S&P (BBB) and Moody’s (Baa2). The Net Debt/Adjusted EBITDA ratio achieved 2.4, which is in line with the multi-year financial framework. Other non-current assets increased to €186 million (2024: €29 million), primarily reflecting the non-current portion of indirect taxes paid to the local authorities as the result of the transfer of assets and liabilities under the Separation, amounting to €120 million. A sizeable portion of these indirect tax payments was funded by Unilever prior to the Demerger. The amount owed to Unilever will be repaid as and when it is recovered from the local tax authorities; accordingly, a corresponding liability was recognised in payables. Other non-current assets also include a €54 million prepayment to Unilever related to the deferred transfer of the Mexico sourcing unit assets. Current assets and liabilities Trade receivables and trade payables increased year on year, primarily reflecting the Transitional Period working capital arrangements following the Demerger: • Upon the Demerger, in many territories, legal title to inventory has not passed from Unilever to the Group. Accordingly, an accrual of €818 million was recognised as a payable to Unilever. This reflects the fact that, during the Transitional Period, the Group does not have legal title to all inventory and will need to acquire that inventory at the end of the Transitional Period. • During 2025, the Group made a payment (‘Inventory Subsidy’) of €905 million to Unilever. The Inventory Subsidy is a cash flow mechanism that allows Unilever to be compensated for its investment in inventory where it retains legal title. The subsidy is a one-time payment that will be repaid at the end of the Transitional Period. While the balances differ in amount and cannot be offset under IFRS due to being held with different Unilever legal entities, they are expected to be economically settled at the same time at the end of the Transitional Period. Indirect taxes paid on transfer of net assets and separation costs as well as changes to the operating model also resulted in higher receivables compared with the prior year. Management Report Management Report Financial Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 28 Capital allocation and funding TMICC’s strategy is based on driving organic growth, and therefore, we ensure that the financial plan has the right amount of investments. In 2025, capital expenditure grew by 11% versus prior year, reaching 4.5% of revenue. In 2025, we increased the number of cabinets in key markets. As announced during the Capital Markets Day in September 2025, we aim for a dividend payout ratio of 40% to 60%, with the 2025 dividend being paid by Unilever. Dividends related to 2026 performance will be paid by TMICC in the first half of 2027. In 2025, the Group strengthened its financing structure following the Demerger: • In August 2025, the Group entered into term loan facilities totalling €4 billion, comprising a €3 billion bridge facility, which was cancelled in November 2025, without any amounts drawn, a €700 million working capital facility, of which €100 million was drawn on 29 December 2025, and a €300 million facility for the acquisition of the Indian Ice Cream business in 2026 (to be drawn in 2026). • The Group also has access to a €1 billion multi-currency revolving credit facility, including euro and US dollar swingline facilities. No amounts were drawn. • In November 2025, the Group completed a €3 billion debut bond issuance across four tranches (2029, 2031, 2034 and 2037) under its Euro Medium Term Note programme with interest rate ranging 2.75% to 4%. Proceeds were used for general corporate purposes, including facilitating the Demerger. The offering attracted strong market interest, with the order book oversubscribed by more than seven times. Following these financings, financial liabilities increased to €3,416 million (2024: €333 million), with an average debt maturity of 7.5 years. Management Report Management Report Financial Statements Further Information

Mustafa Seckin President | Europe & ANZ ‘2025 was a landmark year for our Europe & ANZ teams, transforming our organisation while accelerating growth, improving competitiveness and continuing to innovate boldly.’ The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 29 Regional performance Europe & ANZ Financial performance FY 2025 FY 2024 Revenue (in € billions) 3.2 3.1 Reported revenue growth (%) 2.7 3.0 Organic Sales Growth (OSG) (%) 3.3 2.6 Organic Volume Growth (OVG) (%) 1.2 1.7 Organic Price Growth (OPG) % 2.1 0.9 Adjusted EBITDA margin (%) 13.1 14.6 Adjusted EBIT margin (%) 9.2 10.2 We delivered a solid performance in Europe & ANZ, posting 3.3% OSG and market share gains for the region. Growth was driven by particularly strong performance in the UK, France and Spain. Our performance in Italy was below par, and we are resetting the business with a clear plan in place. In particular, Magnum, Ben & Jerry’s and Cornetto performed strongly, delivering high single-digit growth, supported by market-making format innovations such as the pan-European launch of Magnum Bonbon. Innovation in the premium price segment continued with the successful launch of the Cornetto Max range and Magnum Disc Cones in France. Across the broader portfolio, we introduced the new Solero XL pack and launched exciting new concepts including a Minecraft stick, demonstrating the depth of the Heartbrand portfolio. Topline growth in the region was enabled by improved physical availability and on-shelf execution, with key wins including new discounter listings. The Adjusted EBIT margin in the region declined operationally by 70bps and an additional 30bps from lower royalties. Significant raw material price inflation, mainly cocoa, impacted the operational profitability in Europe and ANZ. This was mostly offset by strong productivity savings and pricing. In addition to these factors, previously allocated depreciation costs - which are charged as a cash cost from the second half of 2025 due to the Transitional Service Agreements (TSAs) - impacted the Adjusted EBITDA margin by 50bps. The supply chain productivity programme delivered efficiency gains through investments in major manufacturing facilities in Heppenheim (Germany), Gloucester (UK) and Minto (Australia). We are strengthening demand forecasting and seasonal planning in the region, using advanced weather forecasting models which are integrated into our planning systems. Management Report Management Report Financial Statements Further Information

Gerardo Rozanski President | Americas ‘Our teams across the Americas worked incredibly hard to delight customers and consumers alike and win in the marketplace. We gained share in key markets, further bolstered our fantastic brands and portfolio and continued to invest in the next phase of our growth.’ The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 30 Regional performance Americas Financial performance FY 2025 FY 2024 Revenue (in € billions) 2.8 2.9 Reported revenue growth (%) (4.5) 5.0 Organic Sales Growth (OSG) (%) 0.8 2.0 Organic Volume Growth (OVG) (%) 0.0 2.1 Organic Price Growth (OPG) % 0.8 (0.1) Adjusted EBITDA margin (%) 14.1 14.7 Adjusted EBIT margin (%) 10.4 10.3 The Americas delivered 0.8% OSG, driven by 1.7% OSG in the US underpinned by volume growth, offset by weaker performance in the rest of the region, most notably Brazil and Canada. Reported revenue declined by -4.5% versus 2024 as forex translation effects had a negative impact of -5.2% on 2025 revenue growth. Momentum in North America was driven by top US brands, with Yasso maintaining double-digit OSG and Ben & Jerry’s outperforming the broader market, driving share gains in the US. Portfolio innovation continues to revitalise our US brand portfolio, with key partnerships such as Hershey and Disney. The successful relaunch of Popsicle - rebuilding the ‘yellow door’ - delivered mid single-digit OSG. Our focus on market-making format innovation continued, with the launch of the Breyers S’mores range across tubs, sticks and sandwiches as well as the introduction of Ben & Jerry’s Scoop-apalooza, a party-sized format. Growth was further bolstered by expanded physical availability across the value, club and digital commerce channels as well as in Away-from-Home in Latin America, where we increased cabinet fleet investments after years of decline. The Adjusted EBIT margin in the region improved by 10 basis points (bps) as the productivity programme more than offset the inflationary impact of raw material prices. In addition, previously allocated non-cash depreciation costs - which are charged as a cash cost from second half of 2025 due to TSAs - impacted the Adjusted EBITDA margin by 60bps. The US end-to-end supply chain reset increased the competitiveness for our brands across the US. Investments in debottlenecking our production lines enabled us to unlock capacity to drive volume growth. Yasso transitioned to in-house production, lowering costs and providing improved service levels. Across the portfolio, efficiencies and cost savings were realised in the supply chain through factory modernisation, distribution optimisation and our comprehensive procurement overhaul. Management Report Management Report Financial Statements Further Information

Toloy Tanridagli President | METSA Wai-Fung Loh President | Asia ‘AMEA’s emerging markets are powering our growth. With resilient operations and rapid innovation, we’re using technology to boost efficiency and bring new ice cream experiences to our consumers.’ The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 31 Regional performance AMEA Financial performance FY 2025 FY 2024 Revenue (in € billions) 2.0 2.0 Reported revenue growth (%) 0.5 5.5 Organic Sales Growth (OSG) (%) 10.9 4.7 Organic Volume Growth (OVG) (%) 4.5 (1.6) Organic Price Growth (OPG) % 6.1 6.4 Adjusted EBITDA margin (%) 22.9 23.6 Adjusted EBIT margin (%) 17.2 18.0 AMEA continued to drive significant growth for the Group, delivering 10.9% OSG. Türkiye and Pakistan continued to perform strongly, delivering double-digit OSG, with a step-up in performance in China, and Indonesia delivering high single-digit growth. Our turnaround plans in Thailand are starting to show results, as we gained market share in 2025. Performance in the Philippines was impacted by unusually severe weather. Reported revenue increased by 0.5% versus 2024 as forex translation effects had a negative impact of -9.3% on 2025 revenue growth. Strong performance was delivered by a dual focus on growing consumer demand occasions and operational rigour by increasing market penetration through leveraging festive activations and joint business plans with retail partners to increase product availability and consumer reach. Growth was supported across the region by premium innovations across our leading brands, including the successful launch of Magnum cones and Cornetto and Wall’s multi-layer sticks. Market-specific innovations also contributed to strong growth: • Türkiye: successful launch of Magnum Dubai, Volcano, Plombir and Carte d’Or Chunkies • Pakistan: focused on category relevance via seasonal packs (Chaunsa Mango) and accessible snacking formats (Cornetto Popcone) The Adjusted EBIT margin in the region declined by 80bps. Rigorous cost management, selective pricing actions, and disciplined execution of the productivity programme, partially offset significant external head-winds from material cost inflation and hyperinflation in Türkiye. Adjusted EBITDA margin declined by 70bps. Management Report Management Report Financial Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 32 Sustainability 2025: A foundational year for TMICC This year marked TMICC’s successful separation from Unilever and its debut as an independent, publicly listed company. The transition lays the groundwork for embedding sustainability across our operations, governance and value chain. Building the framework We illustrated the structure of our sustainability journey in our first Capital Markets Day and integrated sustainability disclosures into our Prospectus for listings on the Amsterdam, London and New York stock exchanges. In accordance with the European Sustainability Reporting Standards (the ESRS), as issued by Delegated Regulation (EU) 2023/2772 on 31 July 2023, which requires that that we report on sustainability matters in which we have, or could have, material impacts, risks and opportunities (IROs) that arise from our own operations or through actors in our value chain, we have conducted a double materiality assessment (DMA). Our DMA identified 24 IROs spanning environmental, social and governance topics. While no financial effects were noted for 2025, these IROs will guide future disclosures and actions. Policies and governance Our Code of Business Integrity (the Code) applies to all our colleagues and guides us on the way we conduct our business everywhere. Respect, Fairness, Honesty, Care, Innovation and Collaboration are essential principles within it. All policies and procedures derive from our Code, including respect for human rights. Post Demerger, TMICC began transitioning to its own policies, including a Responsible Partner Policy, Environmental Policy and Company Purchasing Policy. Highlights Our strategy is anchored by a 2050 Net Zero ambition, responsible sourcing, supply chain resilience, and packaging innovation. Key 2025 achievements and activities include: • Most new and replacement cabinets, entering the European markets in 2026, are upgraded to Energy Efficiency Class C. • Continued sustainable sourcing of our key commodities: cocoa, vanilla, dairy, and palm oil. • Continued progress on our value chain community programmes, including our Vanilla for Change programme in Madagascar, the Child Labour Monitoring and Remediation System (CLMRS) and the advancement of women’s empowerment initiatives in the Ivory Coast. Looking ahead 2025 was a year of foundation building. In 2026, we will start the process of setting formal sustainability targets aligned with industry standards, deepening our value chain programmes and accelerating our cabinet strategy. Our focus remains on driving impact where it matters most - responsible sourcing, supply chain resilience and packaging innovation - while ensuring sustainability creates value for our brands and business. This will include implementing our sustainable governance structure and embedding sustainability priorities into senior management objectives. Management Report Management Report Financial Statements Further Information

Strategic Risk Operational Risk Compliance Risk Financial Risk Risk Response Key Business Goals Monitoring & Reporting Risk Identification Risk Assessment The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 33 Risk management Approach We view risk management as an integral part of our strategic vision - essential for sustainable growth, resilience and long-term success. By embedding proactive risk management practices into our strategy and daily operations, we not only safeguard the Company’s objectives and strengthen organisational agility but also create a meaningful impact on the environment and society. This approach lays the foundation for sustainable performance and enduring value creation. Our Responsible Risk Management Code Policy mandates that all managers and employees embed risk management into their daily operations and decision-making. Complementing this, we formally manage risk through the Enterprise Risk Management (ERM) process - a strategic, compliance-driven framework that integrates risk oversight into business processes and corporate governance. Our ERM framework is aligned with industry best practices and inspired by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework. This operates as a structured cycle that identifies and assesses risks aligned with business priorities, defines appropriate responses, monitors progress and reports outcomes to management and the Board. This cycle is embedded in strategic planning, business reviews and reporting processes, ensuring that risk considerations are integrated into all critical decisions. Management Report Management Report Financial Statements Further Information

Strategic Risks Risks that could materially affect TMICC’s long-term market position, growth ambitions and ability to deliver its strategy. These arise from external market forces, competitive dynamics, evolving consumer trends and strategic execution challenges. See pages 36-37 for more information. Operational Risks Risks arising from day-to-day processes, systems, technology, supply chain and organisational capability. These may disrupt business continuity, impact product availability or increase operating costs. See pages 38-39 for more information. Compliance Risks Risks related to failures to comply with legal, regulatory, ethical or contractual requirements across the markets where TMICC operates. These may result in fines, legal action or reputational harm. See page 38 for more information. Financial Risks Risks that affect TMICC’s liquidity, solvency, cash flow, profitability, access to funding or financial resilience. These may arise from macroeconomic conditions, cost volatility or financial market exposure as described in Notes 15A, 15B and 16B of the Financial Statements. See page 37 for more information. The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 34 Risks are assessed against their potential impact on TMICC’s strategy, operations, financial position and compliance obligations. We classify principal risks into four categories: Strategic, Operational, Compliance, and Financial - to support clear governance, focused mitigation planning and effective Board oversight. Management Report Management Report Financial Statements Further Information

Three lines model First line of defense - Risk Owners Risk owners manage risks in their day-to-day operations, with support from the Executive Leadership Team, which ensures risk management is embedded in decision-making and culture. Second line of defense - Group Risk and Internal Controls The second line provides oversight, frameworks, methodologies, and challenges to ensure risks - including emerging risks - are identified, assessed, monitored, and escalated when required. Third line of defense - Internal Audit Internal Audit provides independent assurance that key risks are understood and effectively managed in the Company The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 35 Governance The Board maintains the Enterprise Risk Management (ERM) framework and oversees a robust system of internal controls over financial reporting, supported by the three lines model. This framework enables periodic control reviews through self-assessments at both Group and regional levels, ensuring that financial risks are identified, evaluated, and mitigated effectively across the organisation. • The Audit and Risk Committee ensures the effectiveness of the ERM framework and advises the Board on risk appetite, as well as emerging and principal risks. It reviews risk assessment outcomes and provides guidance on managing and mitigating those risks. • The Audit and Risk Committee delegates day-to-day operation of the ERM framework to the Chief Financial Officer (CFO), who leads the Risk Management with support from the Group Controller and the Group Risk and Internal Controls department. • The Chief Financial Officer, Chief Legal Officer, and Chief Supply Chain Officer jointly form the Risk Management Group (RMG), which sets the tone for risk governance and provides oversight of key risks. The RMG enables the Group Controller and the Group Risk and Internal Controls department to run the ERM programme and coordinates risk-related activities across the business. Risk appetite TMICC’s risk appetite defines the level and type of risk the organisation is prepared to accept in pursuit of its strategic objectives - protecting our brands, ensuring compliance, and supporting sustainable growth. These principles are documented, communicated across the organisation, and reviewed annually to ensure they remain relevant, forming the basis for risk responses that are guided by the Board-approved risk appetite framework and aligned with TMICC’s strategic priorities and corporate values. The Company accepts calculated risks that enable growth, but maintains zero tolerance for breaches relating to: • Product safety • Employee health and safety • Regulatory compliance • The Code of Business Integrity In practice, the risk appetite framework translates into clear decision-making guidance: • Zero tolerance risks must be strictly avoided or mitigated. • Risks within defined thresholds - such as those associated with innovation, market expansion, or financial volatility - may be deliberately accepted to support growth, competitiveness, and long-term value creation. Risk management and double materiality assessment Following our recent double materiality assessment (in line with the Corporate Sustainability Reporting Directive), we have expanded our focus to prioritise not only financial impacts from business risks but also those arising from Environment, Social and Governance (ESG) factors. This integrated approach strengthens enterprise risk management and ensures the implementation of mitigation measures for TMICC’ s key business risks, as identified by the Board and monitored by the Audit and Risk Committee through regular updates and reviews. Management Report Management Report Financial Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 36 Principal risks Establishment as a Standalone Company Strategic Risk Becoming a fully independent entity involves structural, operational, and compliance challenges. These include stabilising the operating model, managing transitional service agreements, setting up new IT systems and capability centres, navigating complex regulatory requirements and maintaining financial discipline under heightened market scrutiny. Delays in establishing new systems and capabilities could increase costs, while disruptions during implementation may compromise business operations and lead to financial losses. In addition, TMICC’s transition to full SOX 404(a) and (b) compliance in 2026 represents a step-change from 2025, significantly increasing the level of Internal Controls over Financial Reporting (ICFR) rigor and external audit scrutiny. Failure to meet regulatory obligations may result in legal penalties, reputational damage and loss of investor confidence. Evolving Consumer Preference Strategic Risk Adapting to evolving consumer trends is critical to sustain growth. Today’s ice cream lovers increasingly seek variety and innovation. Snacking and indulgence preferences are further shaped by geographic diversity, new occasions and the growing influence of health and wellness trends such as dairy-free, low-sugar and functional products. Failure to anticipate emerging trends and innovate relevant products could erode our competitiveness and hinder our ability to grow sales and market share. Customer and Channel Adaptation Strategic Risk We operate in a fast-changing retail environment where strong relationships with our customers and adaptability to diverse channels are critical for success. Trade consolidation, declining footfall in traditional retail and the rapid rise of digital commerce require us to continuously evolve our route-to-market strategies. Maintaining strong relationships with our retailers and buying alliances and building relationships with new customers such as e-commerce platforms is vital to securing our strategic pricing terms and ensuring product availability. If we fail to preserve these relationships, we may face the risk of reduced competitiveness, and negative impacts on our revenue and profitability. Management Report Management Report Financial Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 37 Talent Strategic Risk Our people are the foundation of our success, and attracting, developing and retaining top talent remains a strategic priority. There is a risk that our workforce may not be equipped with specialised skills required in some parts of the organisation, particularly in frontline operations and digital capabilities. Retention risk persists in a competitive labour market, driven by rising demand for specialised expertise and evolving employee expectations. The loss of key talent or senior leadership could disrupt operational continuity and slow strategic execution. Global mobility trends and shifting work preferences further amplify this risk, requiring sustained focus to maintain engagement and alignment with business priorities. Climate and Nature Strategic Risk We recognise climate resilience as a strategic imperative for sustaining business continuity and long-term growth.However, due to the inherent unpredictability of climate change, climate-related risks cannot be fully eliminated. Rising global temperatures are expected to increase the frequency and severity of extreme weather events - such as floods, hurricanes, and droughts - potentially disrupting manufacturing, cold-chain distribution, and agricultural sourcing. Government measures to address climate change, including carbon taxes, land use regulations and restrictions on greenhouse gas-intensive ingredients, may also raise production costs and reduce operational flexibility. Our business depends on healthy ecosystems, making biodiversity loss and ecosystem degradation critical concerns. Intensive agricultural practices, land conversion, and deforestation may reduce crop and dairy yields and increase commodity prices. Water scarcity in high-stress regions poses further risks to agricultural sourcing and key production processes. Economic and Political Dynamics Financial Risk We operate in a complex global environment shaped by economic volatility and geopolitical developments, where inflationary pressures, currency fluctuations and rising commodity costs as disclosed in Note 15B, together with trade restrictions, sanctions and socio-political tensions, may disrupt supply chains, impact consumer demand, and challenge cost structures. Because we operate in emerging markets, we are exposed to heightened economic and political volatility. Competitive pricing and consumer sensitivity may limit our ability to pass on cost increases, amplifying margin pressure and threatening profitability across key markets. Shifts in consumer preferences such as increased demand for locally produced brands, socio-political boycotts of multinational companies, and market access restrictions pose risks to brand perception, growth and profitability of our business. Management Report Management Report Financial Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 38 Evolving and Changing Laws & Regulations Compliance Risk Compliance with laws and regulations is fundamental to our business operations and reputation. Operating globally exposes us to complex and constantly evolving regulatory frameworks covering environmental compliance, product and ingredient safety, product claims, intellectual property, competition, health and safety, data privacy, corporate governance, anti-bribery, human rights due diligence, employment and taxes. As these frameworks evolve and new regulations emerge, the complexity and cost of compliance may increase. Failure to meet these obligations could result in enforcement actions, litigation or fines - posing financial and reputational risks. Business Operations Operational Risk Our global ice cream operations and supply chain network is exposed to significant disruption risks. Force majeure incidents - including virus outbreaks and natural disasters like earthquakes, typhoons, and tornadoes - pose operational challenges beyond our control. Additionally, global disruptions such as geopolitical tensions, political instability, armed conflicts, cyber warfare, and resource shortages further increase vulnerability. These factors may impair our suppliers’ ability to source critical commodities (for example, cocoa, vanilla, dairy), disrupt our manufacturing operations and adversely impact logistics providers responsible for last-mile delivery. Consequences may include raw material shortages, increased costs, challenges to strict temperature-control required in our cold chain, fragmented logistics networks, and weather-driven demand fluctuations particularly in the Away-from-Home channel. Collectively, these disruptions could lead to production delays, reduced product availability and higher operational costs. Safe and High-Quality Products Operational Risk At TMICC, safety and product quality are not just requirements - they are promises we make to every consumer. Increasing expectations around product formulation and ingredient transparency, along with evolving laws and regulations, require careful management to maintain compliance and protect brand reputation. Accurate and transparent on-pack information continues to be essential for enabling informed consumer choices and upholding trust in our brands. Inherent risks such as accidental contamination of raw materials, product defects due to human error or equipment failure, and labelling inaccuracies may impact consumer safety and confidence. Management Report Management Report Financial Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 39 Transformation Programme Operational Risk In 2024, we launched a productivity programme targeting €500 million savings in the medium term. A key pillar of the productivity programme is Supply Chain transformation that is designed to create a lean, agile, and customer-focused network and deliver €350 to €380 million in run-rate savings. Given its global scale, transformation requires complex coordination across markets. Key risks include technology integration, regulatory compliance, construction timelines and geopolitical factors such as tariffs and trade restrictions. In addition, workforce adaptation through new structures, skill upgrades and effective change management is critical. Failure to manage these risks could result in cost overruns and operational disruption. System Resilience and Cyber Security Operational Risk We depend extensively on Information Technology (IT) and Operations Technology (OT) - whether internally owned, provided by third parties, or delivered by Unilever under a Transitional Service Agreement (TSA) - to manage critical business operations such as supply chain management, manufacturing, order processing and recording financial transactions. Ensuring these systems are secure and reliable is vital to protect data confidentiality, integrity, and availability, while maintaining uninterrupted business continuity. While we invest in building out our IT and OT environment, no system can guarantee complete immunity from cyber threats. The global risk of cyber attacks continues to grow, and as a newly established company, we may attract heightened attention from cyber criminals. This could lead to business disruptions, data breaches, unauthorised access to sensitive information, and potential violations of data protection regulations, resulting in legal claims, regulatory actions, and financial or reputational damage. Management Report Management Report Financial Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 40 Viability statement As part of the UK Corporate Governance Code, the Directors have assessed TMICC’s long-term viability by reviewing the Group’s prospects in the context of its strategy, operating model, and the principal risks that could affect future performance, solvency or liquidity. This assessment considers internal and external factors that are likely to influence TMICC’s development - including establishing and operating as a standalone company, market dynamics, economic conditions, climate-related impacts and evolving consumer preferences - together with the Group’s financial position, projected cash flows, liquidity resources and funding arrangements. The Directors have also considered TMICC’s capital management objectives, financial risk management policies and exposures to credit, liquidity and other financial risks, as set out in Notes 15A, 15B and 16B to the Financial Statements. Viability assessment For the purpose of this assessment, TMICC’s principal risks have been consolidated into four key risk categories representing the most material threats to its long-term viability. 1. Establishing and operating as a standalone Company Delays in building required systems and capabilities or external events such as force majeure could extend reliance on Transition Service Agreements (TSAs) and increase both TSA and establishment costs. Reasonable worst-case scenarios include an increase in TSA and establishment costs. Principal risks linked: Establishment as a standalone Company; Business Operations; Evolving and Changing Laws and Regulations. 2. Economic, consumer, and customer dynamics Higher costs and weakened demand resulting from economic volatility, shifting consumer preferences and evolving customer dynamics may lead to loss of consumers and erosion of market share, revenue and profitability. Macroeconomic pressures such as inflation, currency volatility, rising commodity costs and geopolitical disruption could reduce competitive pricing power, limit availability and constrain growth delivery. Principal risks linked: Evolving Consumer Preference; Customer and Channel Adaptation; Economic and Political Dynamics. 3. System resilience and cyber security Cyber-related business disruption could interrupt operations, compromise sensitive information, and lead to financial, legal and reputational harm. As a newly established company, TMICC may attract heightened attention from cyber criminals, increasing the risk of data breaches, unauthorised access, and regulatory violations, potentially resulting in loss of customer and consumer confidence, reduced turnover and additional mitigation costs. Principal risks linked: System Resilience and Cyber Security; Business Operations. 4. Climate and nature impacts Adverse climate conditions and unsustainable agricultural practices can reduce crop and dairy yields, raise commodity prices and increase production costs, thereby intensifying margin pressure. Extreme weather conditions can also limit our ability to meet consumer demand and result in lost turnover opportunities. Principal risks linked: Climate and Nature; Business Operations. Approach to assessing viability The Directors have considered TMICC’s overall funding capacity and financial headroom to withstand severe but plausible downside events. The assessment incorporated a robust review of the principal risks that could threaten TMICC’s business model, future performance, solvency or liquidity. External macroeconomic and climate-related trends, as well as evolving consumer and regulatory landscapes, were also taken into account. Principal risk are summarised in the Principal risks section on pages 36 to 39. Management Report Management Report Financial Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 41 Directors’ viability conclusion statement Based on the assessment outlined above, the Directors have a reasonable expectation that TMICC will continue to operate and meet its liabilities as they fall due over the three year assessment period. This conclusion reflects the Group’s financial resources, liquidity headroom, resilience under severe but plausible downside scenarios and the mitigating actions in place for its principal risks. Supporting rationale 1. Assessment period A three-year assessment period is considered appropriate as it aligns with TMICC’s strategic planning horizon and provides a sufficiently reliable outlook, even under severe downside conditions. This reflects TMICC’s financial resilience, strong relationships across its supply chain and customer base, cash generation profile, access to external funding and flexibility in discretionary spend (for example, marketing and capital investment). 2. Funding resilience The Directors have reviewed TMICC’s funding profile and projected liquidity over the period, taking into account the liquidity risk highlighted in Note 15A. The downside scenarios modelled did not indicate material liquidity concerns, supported by an appropriate mix of short and long-term financing and access to committed facilities. 3. Severe downside and multi-risk scenarios The assessment incorporated severe but plausible scenarios for each principal risk, along with combined multi-risk scenarios. While it is unlikely that all risks materialise simultaneously, none of the individual or aggregated scenarios were severe enough to cause TMICC to cease to be viable within the assessment period. Management Report Management Report Financial Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 42 Corporate Governance Introduction The corporate governance statement for The Magnum Ice Cream Company N.V. (TMICC) is presented below. The following pages outline the Corporate Governance Structure, introduce the members of our Board and highlight the Executive Leadership Team (ELT). Details on the Board’s operations and key activities throughout the year are provided. Relationships with stakeholders are also discussed, with cross-references to other sections of the Management Report. TMICC was incorporated in the Netherlands on 15 April 2025 as The Magnum Ice Cream Company B.V. in anticipation of the Demerger from Unilever PLC; it is the parent company of the TMICC Group. Since 8 December 2025, TMICC’s shares are traded through its listing on Euronext Amsterdam, the London Stock Exchange and the New York Stock Exchange. TMICC will publish financial information on a half-yearly basis and these reports can be found on our website. TMICC’s full list of subsidiaries are set out in Note 23. The Board of TMICC has implemented standards of corporate governance and disclosure policies applicable to a Dutch incorporated company, with listings in Amsterdam, London and New York. Application of the provisions of the Dutch Corporate Governance Code and the 2024 UK Corporate Governance Code (the Codes) In relation to the year ended 31 December 2025, TMICC was subject to the Codes (available from www.frc.org.uk and www.mccg.nl). The Board is pleased to confirm that TMICC applied the principles and complied with all the provisions of the Codes other than in respect of best practice provision 1.4.3 (as set out on page 82) and 4.3.3 of the Dutch Corporate Governance Code, since its listing on 8 December 2025. In line with this best practice provision, the Articles of Association provide that, if proposed by the Board, a general meeting can dismiss a Director with a majority of the votes cast representing at least one-third of the Company’s issued capital. However, deviating from this best practice provision, in all other cases, a dismissal requires a majority of at least two-thirds of the votes cast, which represents more than half of the Company’s issued capital. In addition, if a majority voted in favour but such majority does not represent the required portion of capital, then a second general meeting can be convened and the same portion of capital remains required for the vote at such meeting. The Company believes that these deviations are appropriate to safeguard the continuity of the Company and the Group in general. New York Stock Exchange (NYSE) TMICC is listed on the NYSE. As such, TMICC must comply with the requirements of US legislation, regulations enacted under US securities laws, and the Listing Standards of the NYSE that are applicable to foreign private issuers. The only significant way in which our corporate governance practices differ from those required of US domestic companies under Section 303A Corporate Governance Standards of the NYSE is that the NYSE rules require that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto, with certain limited exemptions. The UK Listing Rules require shareholder approval of equity compensation plans only if new or treasury shares are issued for the purpose of satisfying obligations under the plan or if the plan is a long-term incentive plan in which a Director may participate. Amendments to plans approved by shareholders generally only require approval if they are to the advantage of the plan participants. TMICC is required to submit annual and interim written affirmations of compliance with applicable NYSE corporate governance standards. Management Report Management Report Financial Statements Further Information

Board Executive Leadership Team (ELT) Disclosure Committee Audit and Risk Committee Remuneration Committee Nomination and Governance Committee The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 43 Corporate governance structure TMICC has a one-tier board structure, comprising Executive Directors and Non-Executive Directors. The Executive Directors are charged with the day-to-day management of TMICC and the business connected with it, which includes, among other things, formulating its strategies and policies, and setting and achieving its objectives. The Non-Executive Directors (NEDs) supervise and advise the Executive Directors. The Board collectively has ultimate responsibility for developing strategy, material acquisitions and divestments, material capital expenditure, the Company’s capital structure and other financing matters, oversight of policies, procedures and internal controls, and setting and monitoring the Group’s culture and promoting ethical behaviour. The Board discharges some of its responsibilities directly and others through its Committees - the Nomination and Governance Committee, the Audit and Risk Committee and the Remuneration Committee. The Company has also established a Disclosure Committee. The reports of each of the Board Committees can be found on pages 55 to 79. The Audit and Risk Committee Report includes a description of the risk management and internal control arrangements for the Group. The ELT supports the Executive Directors in their work and members of the ELT attend Board meetings by invitation. The formal powers of the Board are set out in the Articles of Association of TMICC and the Board Terms of Reference; both documents can be found on our website. Management Report Management Report Financial Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 44 Skills and experience matrix* Jean- François van Boxmeer Peter ter Kulve Abhijit Bhattacharya Stacey Cartwright Melissa Bethell Stefan Bomhard René Hooft Graafland Anja Mutsaers Reginaldo Ecclissato Business growth and leadership of large global corporations Strategy, corporate transactions and transformation International experience (including emerging markets) Financial expertise FMCG and consumer insights Technology, digital and innovation Marketing and sales channels Risk management and operational excellence (including sustainability and community) Society, politics and geopolitics Science and innovation People, culture and reward Corporate governance * As at 31 December 2025 Management Report Management Report Financial Statements Further Information

Nederland Nederland Nederland The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 45 Board of Directors * Independent NED ARC = Audit and Risk Committee NomGov = Nomination and Governance Committee RemCo = Remuneration Committee Committees NomGov (Chair) Appointed: 23 September 2025 Born in: 1961 Current Appointments • Chair, Vodafone Group Plc • NED Heineken Holding N.V. until 23 April 2026 • Member, Henkel AG & Co. KGaA Shareholders’ Committee until 27 April 2026 • Chair, European Roundtable for Industry Prior Experience • NED Mondelēz International (2020- 2024) • 36 years at Heineken N.V., including 15 years as CEO Committees None Appointed: 23 September 2025 Born in: 1964 Prior Experience • Business Group President, Ice Cream, Unilever (2024) • Chair, Unilever EAC Myanmar Company Limited (2021) • Business Group President, Home Care & Member of Unilever Leadership Executive (2019) • President, South East Asia & Australasia & Chief Digital Transformation & Growth Officer (2018) • Founded Unilever Wellness Business (Olly, LiquidIV, Nutrafol) (2018) • Various Senior management roles in Foods and Ice Cream in Unilever (1998-2018) Committees None Appointed: 23 September 2025 Born in: 1961 Current appointments: • Supervisory Board Member at Corbion N.V. • Supervisory Board Member at Aliaxis SA Prior Experience • Koninklijke Philips N.V. (1987-2023): Held multiple senior leadership roles including CFO, Member of the Board of Management • CFO Philips Lighting, CFO Philips Healthcare, and Head of Investor Relations • ST-Ericsson & ST-NXP Wireless: COO and CFO roles in Geneva, Switzerland (2008-2009) • Extensive experience in strategic transformation, corporate carve-out/spin-offs across Europe, Asia, and the US Jean-François van Boxmeer Board Chair* Peter ter Kulve Chief Executive Officer Abhijit Bhattacharya Chief Financial Officer Management Report Management Report Financial Statements Further Information

Nederland NederlandNederland Nederland The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 46 Board of Directors * Independent NED ARC = Audit and Risk Committee NomGov = Nomination and Governance Committee RemCo = Remuneration Committee Committees ARC (Chair), NomGov Appointed: 26 September 2025 Born in: 1955 Current Appointments • Member Chinko Conservation Area Board • Chair of the Board of Stichting Grachtenfestival Prior Experience • Chair Lucas Bols N.V. • Member of the Dutch Monitoring Committee Corporate Governance Code (2019-2022) • Supervisory Boards of Koninklijke Ahold Delhaize N.V., FrieslandCampina N.V. and Wolters Kluwer N.V. • CFO & Executive Board Member Heineken N.V. (13 years) Committees RemCo (Chair), ARC Appointed: 26 September 2025 Born in: 1974 Current Appointments • NED Diageo plc • NED Exor NV • NED Tesco PLC • Senior Advisor, Atairos Prior Experience • Managing Director & Head Technology, Telecom and Media at Bain Capital (18+ years) • Goldman Sachs & Co. Capital Markets • NED Samsonite, Worldpay and Atento Committees RemCo, ARC Appointed: 26 September 2025 Born in: 1967 Current Appointments • Senior Adviser Imperial Brands PLC (Former CEO) • NED Flutter Entertainment PLC Prior Experience • NED Compass Group PLC (2016-2026) • CEO Imperial Brands plc (2020-2025) • CEO Inchcape PLC (2015-2020) • President Bacardi-Martini Europe • President Coffee Europe at Mondelēz International, Inc. • Chief Commercial Officer of Cadbury plc • Chief Operating Officer of Unilever Food Solutions Europe Stacey Cartwright Senior Independent Director/Vice Chair* René Hooft Graafland Non-Executive Director* Melissa Bethell Non-Executive Director* Stefan Bomhard Non-Executive Director* Committees ARC, NomGov Appointed: 26 September 2025 Born in: 1963 Current Appointments: • Chair, Savills plc • NED AerCap Holdings N.V. • NED Gymshark and Chair of Audit and Risk Committee Prior Experience • CEO & Deputy Chair Harvey Nichols Ltd (2014 -2019) • NED of GlaxoSmithKline plc (2011-2016) • NED of Genpact (2019-2024) • Chair of Majid Al Futtaim Lifestyle LLC (2021-2025) • NED Majid Al Futtaim Entertainment (2021-2025) • SID of the English Football Association (2018-2020) • Various finance leadership roles at Granada Group PLC, Egg PLC and Burberry Management Report Management Report Financial Statements Further Information

Nederland Nederland NederlandNederland The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 47 Board of Directors Committees NomGov Appointed: 26 September 2025 Born in: 1968 Current Appointments • President One Unilever Markets • Member of Unilever Leadership Executive since 2022 • Director of Unilever FIMA and Gallo Worldwide Prior Experience • EVP Unilever Mexico & North Latin America • Chief Business Operations & Supply Chain Officer, Unilever Committees RemCo, NomGov Appointed: 26 September 2025 Born in: 1970 Current Appointments • Supervisory Board Member at Gasunie, Huisman Equipment and the Royal Concert Hall • Deputy member of the Management Board of the EU Agency for Fundamental Rights in Vienna • Lecturer in corporate law and leadership at various Dutch universities Prior Experience • Partner De Brauw Blackstone Westbroek, Corporate/M&A practice • Management Board Member and Chair of the Energy Industry Group of De Brauw Blackstone Westbroek Committees RemCo Appointed: 16 March 2026 Born in: 1978 Current Appointments • Partner Trian Fund Management L.P. • Director Janus Henderson Group plc Prior Experience • Director of Sysco Corporation (2015-2021) • Mergers & Acquisitions and Healthcare Investment Banking groups at Credit Suisse • Triarc Companies, Inc. (2003-2007) Reginaldo Ecclissato Non-Executive Director Anja Mutsaers Non-Executive Director* Josh Frank Non-Executive Director* * Independent NED ARC = Audit and Risk Committee NomGov = Nomination and Governance Committee RemCo = Remuneration Committee Management Report Management Report Financial Statements Further Information

Peter ter Kulve Chief Executive Officer 35+ years at Unilever 10 years experience in Unilever’s global Ice Cream business, significant experience in strategic transformation. Abhijit Bhattacharya Chief Financial Officer 35+ years of experience, 10 years as CFO and a member of the board of Royal Phillips N.V. Significant experience in strategic transformation including major corporate carve-outs/spin-offs. Ronald Schellekens Chief Human Resources Officer 30+ years of HR leadership experience. Prior roles include CHRO at PepsiCo and Vodafone. Mustafa Seckin President - Europe & ANZ 35+ years of leadership experience at Unilever across marketing, innovation and management 15 years of experience in ice cream. Wai-Fung Loh President - Asia 25+ years of experience at Unilever in customer development and sales. 6 years of experience in ice cream. Toloy Tanridagli President - METSA 20+ years of leadership experience in strategy roles in competitive markets, 9 years of experience in ice cream. 10 years of prior experience at Mondelēz, Gerardo Rozanski President - Americas 30+ years of leadership experience at Unilever in competitive markets. 10 years of experience in ice cream. The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 48 Executive Leadership Team The success of the business and TMICC Group’s ability to execute its business strategy will depend on the efforts of the Executive Directors, who are supported by TMICC’s Executive Leadership Team (ELT). Members of the ELT have a track record of success and a shared collective passion for the magic and joy of ice cream, the ELT is driving growth, innovation and shareholder value. Each member of the ELT brings an entrepreneurial spirit, honed through key moments in their careers during which they applied innovative, founder-like thinking to drive transformation and deliver results. A summary of their experience is set out here. Further details can be found on our website. Management Report Management Report Financial Statements Further Information

Vanessa Vilar Chief Legal Officer 20+ years of legal experience in Unilever and private practice. Ice Cream Group General Counsel before the Demerger, leading the legal establishment of TMICC. Victoria McKenzie-Gould Chief Corporate Affairs & Sustainability Officer* 20+ years of experience in communications, public affairs, ESG, and inclusion & diversity. Prior roles at Marks & Spencer PLC, Britvic and Tesco. Mark O’Brien Chief Technology Officer 25+ years of experience in strategic & technology transformation. Prior roles include SVP IT & Transformation at PepsiCo and VP Global Technology at Reckitt. Julien Barraux Chief Creative Officer 30+ years diverse experience in CPG, 8 years of experience in ice cream. Prior management roles at L’Oréal and Procter & Gamble. Sandeep Desai Chief Supply Chain Officer 20+ years of experience in supply chain management at Unilever 3 years of experience in ice cream. Tim Gunning Chief of Staff & Head of Strategy 10+ years of experience in Unilever in strategy, sales and marketing. * Appointed 1 January 2026 The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 49 Executive Leadership Team Management Report Management Report Financial Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 50 Board Report Composition, balance, and independence of the Board* TMICC has established a one-tier Board. As at 31 December 2025, the Board comprised nine Directors: the Board Chair, two Executive Directors and six Non-Executive Directors (NEDs). In addition, a NED, Josh Frank, joined the Board on 16 March 2026. The composition of the Board is in line with the requirements of the Dutch and UK Corporate Governance Codes and ensures that no individual or small group of Directors can dominate the decision-making process. The biographies on pages 45 to 47 and the table on page 44 demonstrate a well-rounded Board with a broad range of sector experience, skills and knowledge. The Board will carry out an annual review of the performance of the Directors, in addition to a thorough review of the NEDs and their related or connected persons’ relevant relationships, in line with the best practice guidelines in the Netherlands, UK and US. The criteria chosen by the Board to assess the independence of the NEDs, include: • No additional remuneration or other benefits from any Group Company. • No material business relationships within the last three years, including shareholder, consumer, adviser and supplier relationships, with any Group Company. • No cross-directorships or significant links with other Directors through involvement in other companies or bodies. • Not more than nine years of service on the Board in normal circumstances. • Not a former employee of any Group Company within the last five years. • No close family ties with any of TMICC’s advisers, Directors or senior management. • No significant shareholdings in TMICC or any Group Company. All the NEDs are considered to have the appropriate skills, knowledge, experience and character to bring objective and constructive judgement and valuable insights to the Board’s deliberations. The Board has concluded that the majority (88%) of the NEDs were independent during the period covered by this report, except for Reginaldo Ecclissato who represents Unilever PLC which has a 19.95% shareholding in TMICC. The Board Chair was considered to be independent on appointment and is committed to ensuring that the Board continues to comprise a majority of independent NEDs. NEDs are able to allocate sufficient time to carry out their responsibilities effectively. Term of appointment and election The Directors comprising the Board have each been appointed until the annual general meeting (AGM) which will be held in 2026. TMICC’s Articles stipulates that all Directors will be subject to annual election or re-election. NEDs may not be reappointed for a term that would continue beyond the end of the AGM held nine years after the date of their first appointment has elapsed. Role of the Board Chair The Board Chair leads the Board and is responsible for its overall effectiveness in directing the TMICC Group. The Board Chair sets the Board’s agenda, ensures the Directors receive accurate, timely and clear information, promotes and facilitates constructive relationships and effective contribution of all the Executive Directors and NEDs; and promotes a culture of openness and debate. The NEDs provide constructive challenges, strategic guidance, specialist advice and hold management to account. The The Group Company Secretary, Nickesha Graham-Burrell, supports the Board to ensure that it has the policies, processes, information, time and resources it needs to function effectively and efficiently. Role of the Chief Executive Officer The Board has delegated all powers, authorities and discretions relating to the operational running of the Group to the CEO (along with the Chief Financial Officer), including the power to sub-delegate any of those powers, authorities and discretions. Further details are set out in the Board Terms of Reference, which is available on our website. * Russell Reynolds Associates (RRA), an external search firm, assisted with the recruitment of the Board Chair and NEDs. As far as the Company is aware, apart from providing executive search services, RRA has no other connection with the Company or individual Directors. Management Report Management Report Financial Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 51 Board and Committee meetings As TMICC is newly listed, six meetings were held, predominantly dedicated to both the Demerger and TMICC’s listings. The meetings were held virtually or in Amsterdam. When there is a Board meeting, the NEDs sometimes also meet without the Executive Directors present. The Board Chair - or in his absence, the Senior Independent Director (SID)/Vice-Chair - chairs such meetings. An attendance chart is not included for the Board and its Committees as TMICC’s listings only became effective on 8 December 2025. Prior to listing, all Directors attended meetings relating to the transactions; those who were not able to attend (due to short notice and the time-critical nature of such meetings) provided comments to the Board Chair in advance of relevant meetings. All Directors are expected to attend each Board meeting and each Committee meeting of which they are members, unless there are exceptional reasons preventing them from participating. Only members of the Committees are entitled to attend Committee meetings, but others may attend at the Committee Chair’s discretion. Executive Directors attend Committee meetings by invitation only. If Directors are unable to attend a Board or Committee meeting, they have the opportunity beforehand to discuss any agenda items with the Board Chair or the relevant Committee Chair. Relationship with TMICC Executive Leadership Team The Board delegates day-to-day management of TMICC to the CEO and the Chief Financial Officer (CFO). The CEO leads the Executive Leadership Team (ELT) and members of the ELT assist the CEO and CFO in executing the strategy approved by the Board. The roles of the members of the ELT are set out on pages 48 and 49. The ELT meets regularly to discuss all aspects of the business, including strategy, the allocation of resources, investment, merger and acquisition opportunities, culture, financial performance and non-financial performance. Members of the ELT may also be asked to attend Board meetings to update the Board on performance and other matters. There will be an annual Board meeting to discuss strategy with regular periodic updates provided at Board meetings. The Board has also delegated certain finance matters to both the CEO and the CFO in order to facilitate the efficient conduct of such matters. Non-Executive Director’s role The NEDs exercise objective judgement in respect of Board decisions, providing scrutiny and challenge to hold management to account. NEDs offer strategic guidance and specialist advice based on the breadth of experience and knowledge they bring to the Board. NEDs are required to have sufficient time available to discharge their responsibilities effectively and to continuously develop their knowledge of the business. The role of the NEDs incorporates the review of information in advance of Board meetings to ensure that thorough preparation for, and debate at, Board meetings is possible. NEDs have full access to senior management and take opportunities to meet them. Site visits also give NEDs the opportunity to meet members of the workforce from different levels of the organisation. Induction The NEDs induction process is ongoing, which includes briefings from advisers relating to multi-jurisdiction listings, meetings with the ELT, senior members of management, and the internal and external auditors. The topics covered include understanding key risk areas in the business and providing an understanding of the culture of the organisation. There is also an opportunity to visit TMICC’s operations in person. Board sustainability process and skills Leadership starts at Board level, with sustainability being a key strategic focus. All Directors are actively engaged in sustainability matters; each Director’s experience and skills are set out in the skills and experience matrix, which was compiled based on responses from each Director. Conflicts of interest Directors have a statutory duty to avoid actual or potential conflicts of interest. The Board ensures that effective procedures are in place to avoid conflicts of interest by Directors. Pursuant to the Board Terms of Reference, a Director must without delay, report any conflict of interest or potential conflict of interest to the Board Chair, the other Directors and the Group Company Secretary, or, in the case of any conflict of interest or potential conflict of interest of the Board Chair, to the SID/Vice-Chair, the other Directors and the Group Company Secretary. The Director in question must provide all relevant information to the Board, so that the Board can decide whether a reported (potential) conflict of interest of a Director qualifies as a conflict of interest within the meaning of the relevant laws. Dutch law provides that a Director may not take part in the decision-making process of the Board Management Report Management Report Financial Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 52 in respect of any situation in which he or she has a conflict of interest. The Board considers that the procedures put in place to deal with conflicts of interest are operating effectively and there are no material transactions to report. The interests of all Directors were reviewed during the recruitment process and authorised (if appropriate) at the time of their appointment. Directors have a continuing duty to update the Board on any changes to their external appointments, which are also reviewed by the Board on a regular basis. External Directorships TMICC recognises that the Executive Directors acting as Directors of other companies are beneficial from a personal development perspective and, therefore, also beneficial to the Group. The number of external directorships of listed companies is generally limited to one per Executive Director to reduce the risk of excessive commitment, and prior approval is required from the Board Chair. Indemnification of Directors Unless Dutch law provides otherwise, the Directors and Officers (D&O) of the Company shall be reimbursed for various costs and expenses such as the reasonable costs of defending against claims, which are set out in the Articles of Association. There shall be no entitlement to reimbursement under certain circumstances such as failure to act characterised as wilful default, intentionally reckless or seriously culpable conduct. The Company has taken out D&O liability insurance for the benefit of the persons concerned. Board performance review The Board will formally assess its own performance and that of its Committees each year, including with respect to its composition, expertise and how effectively its members work together to achieve objectives. An externally-facilitated evaluation will be conducted at least every three years. Workforce engagement The Board believes that taking into account feedback from the workforce widens the range of its views when making business decisions. In 2025, some Directors were able to make site visits in the Netherlands, the UK and Türkiye and aim to make further annual visits to different locations. Perspectives from the workforce have been taken into consideration in decision-making. Employee survey results from 2025 were positive despite there being understandable uncertainty in some office-based teams around the separation of the Ice Cream business from Unilever. Leaders around the business take these findings into account and discuss them with their teams. The Board will evaluate the effectiveness of workforce engagement on an annual basis and feedback will also be sought from employees who take part in the workforce engagement sessions, thereby creating a feedback loop between the Board and employees. Shareholder engagement The Board values open and meaningful discussions with our shareholders on all relevant matters. The CFO has lead responsibility for shareholder engagement, with the active involvement of the CEO and supported by the Investor Relations team. Prior to the Demerger, the CEO and CFO met with a majority of our top 50 shareholders in September 2025 following our Capital Markets Day. The Board receives briefings on investor reactions to TMICC’s announcements. Private shareholders are encouraged to give feedback via shareholders@magnumicecream.com. Our shareholders are also welcome to raise any issues directly with the Board Chair or the SID/Vice Chair. The Board Chair, the Executive Directors and other Directors are also available to answer questions from shareholders at the AGM each year. Management Report Management Report Financial Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 53 General meetings One or more persons with meeting rights, alone or jointly representing at least 3% of the Company’s issued capital as required by Dutch law, may request the Board in writing to convene a general meeting. The request must clearly state the items to be discussed. If the Board fails to take the measures necessary to allow the general meeting to be held within the statutory term after the request, the requesting persons with meeting rights may, subject to applicable law, seek authorisation by a court in preliminary relief proceedings to convene a general meeting. A general meeting may resolve to amend the Articles of Association at the proposal of the Board. Pursuant to clause 27.2 of the Articles of Association, the Board may resolve that profits accrued in a financial year shall be fully or partially added to the reserves and may also resolve how losses are allocated. The allocation of any profits remaining after application of clause 27.2 shall be determined by a general meeting. The Company is required to provide a Notice of the AGM to shareholders no less than 42 calendar days before the meeting. At the AGM, the Board Chair and the CEO will give their thoughts on governance aspects of the preceding year and the Group’s strategy together with a review of the performance of the Group over the last year. Shareholders may attend and ask questions either in advance, via our website, or at the meeting. The external auditors will attend the AGM and may address the AGM on any matter that concerns them as auditors. Board activities During the year, the Board’s focus was primarily on the Demerger from Unilever and establishing a listing on Euronext Amsterdam, the London Stock Exchange and the New York Stock Exchange. The Board also received updates from the regions including the strategic priorities for 2026. The chairs of each of the Board Committees provide updates on their activities to the Board. Engagement with stakeholders The information set out below explains how the Board considers and engages with stakeholders. The table sets out the details of the stakeholder groups we have identified as critical to our future success: shareholders, consumers and customers, employees, creditors and suppliers. Throughout the Management Report, we have provided examples of how we engage with, and create value for, our stakeholders. TMICC Stakeholders How TMICC engages with stakeholders How the Board interacts on stakeholder issues Shareholders • Quarterly updates, presentations and webcasts. • Conference calls and investor roadshows. • Meetings and calls to discuss business performance, strategy, and sustainability. • Senior leaders and Board members engage directly with shareholders on a range of topics, including remuneration policy and capital allocation. • Regular updates on dividend policy and growth plans. The key engagements were our Capital Markets Day in September 2025, followed by multiple engagement with prospective investors ahead of the Demerger. Our first results announcement was released on 12 February 2026. • AGM - our first AGM will take place on 7 May 2026. • Meetings with shareholders on performance and key issues. • The Board approves all financial results announcements and dividends. • TMICC Investor Relations provides analysts’ reports and investor feedback to the Board. • The Board considers shareholder feedback in strategic decisions. Management Report Management Report Financial Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 54 TMICC Stakeholders How TMICC engages with stakeholders How the Board interacts on stakeholder issues Consumers and Customers (including retailers and distributors) • Responsible Partner Policy. • Consumer feedback surveys and regular engagement in collaboration with Unilever through the TSA period. • Collaboration with consumers on innovation, product launches, and category growth. • Digital engagement through social media and online platforms. • Joint business planning with customers. • Use of consumer and customer insights to inform product development and service improvements. The Board will receive regular updates on consumer satisfaction, market trends, and brand performance. • Direct engagement with major customers during market visits by Board members. • Consumer-related risks and opportunities are discussed as part of the Board’s strategic reviews. Employees • Annual employee engagement surveys and regular town halls. • Internal communications via newsletters, intranet, and leadership updates. • Training, development, and wellbeing programmes. • Engagement with works councils and employee representatives (where applicable) particularly, around the impact from the Demerger. • The Board reviews employee engagement survey results and monitors progress on key people metrics. • Regular updates on talent development, succession planning, and workforce wellbeing. • The Board approves remuneration and incentive policies and oversees culture and values. • Employee feedback is considered in shaping TMICC’s strategy and workplace environment. Creditors • Transparent financial reporting and regular updates to lenders. • Timely communication on financial performance, liquidity, and debt covenants. • Engagement with credit rating agencies. • Responsible management of financial obligations and capital structure. • The Board reviews and approves major financing arrangements. • Regular monitoring of liquidity, leverage, and credit ratings. • The Board ensures compliance with financial covenants and considers creditor interests in risk management and strategic planning. Suppliers • Supplier Code of Conduct and Responsible Partner Policy. • Regular supplier audits and performance reviews. • Collaboration on innovation, quality, and sustainability initiatives. • Open communication channels and fair payment practices. • Joint business planning with strategic suppliers. • Supplier-related issues and opportunities are discussed as part of the Board’s risk agenda including materiality thresholds. Management Report Management Report Financial Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 55 Nomination and Governance Committee report Committee membership and attendance The Board Chair, Jean-François van Boxmeer, chairs the Nomination and Governance Committee. Stacey Cartwright, Reginaldo Ecclissato, René Hooft Graafland and Anja Mutsaers are members of the Committee. The Group Company Secretary is secretary to the Committee. Other attendees, including the CEO, Chief Human Resources Officer and Chief Legal Officer, attend meetings when invited to do so. Role of the Committee The Committee is responsible for evaluating the balance of skills, knowledge, experience, as well as the size, structure and composition of the Board and Board Committees. It is also responsible for periodically reviewing the Board’s structure and identifying potential candidates to be appointed as Directors or Committee members as the need may arise. The Committee also oversees succession arrangements for the Board and the Executive Leadership Team including the arrangements in place to ensure continued development of the talent pipeline. The Committee’s Terms of Reference can be found on our website. Activities of the Committee The focus of the Board was on the establishment of a newly listed Company. In addition, the Committee met in December to consider talent and succession and reviewed the Code of Business Integrity. Appointment of Directors of the Board All Directors are nominated by the Board for re-election at the AGM in 2026 on the recommendation of the Committee. In future years, the Committee will take into consideration the outcomes of the Board Chair’s discussions with each Director on individual performance and the evaluation of the Board and its Committees. Overboarding As part of the appointment process for each Director, full consideration was given to the number of external positions held to ensure that the time commitment required did not compromise the Director’s commitment to TMICC. The Board Chair will step down from two of his roles (as set out in his biography) to ensure that he is not overboarded. The Board Chair did not identify any other instances of overboarding and concluded that all individual Directors had sufficient time to commit to their appointment as a Director of TMICC. The full list of external appointments held by our Directors can be found in their biographies on pages 45 to 47. The objective of the standards TMICC’s Profile for Directors and Board Composition Standards is available on our website. The objective of the standards is to provide guidance that the composition and quality of the Board should be in keeping with the size and geographical spread of TMICC, its portfolio, culture and status as a listed Company. The Profile for Directors and Board Composition Standards will be taken into account when making appointments to the Board and its Committees and developing a succession plan. This includes assessing candidates on merit, considering their wide-ranging experience, skills, knowledge and insight, with a continuing emphasis on factors outlined in applicable regulations, guidance, and industry and government best practices. Management Report Management Report Financial Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 56 Succession planning Board The Committee will review the adequacy and effectiveness of succession planning processes in conjunction with the Board. The succession plan will be based on merit and objective criteria. Executive Leadership Team The Committee has reviewed the succession plan for the ELT. In line with the Board succession plan approach, the succession plan for the ELT is also based on merit and objective criteria. Developing an internal talent pipeline for leadership roles is critical for TMICC. The focus of the Board was on identifying potential successors who are considered able to fulfil the roles in the short term and those in the longer term. The Committee also oversees succession arrangements of the ELT including the arrangements in place to ensure continued development of the talent pipeline. Development initiatives for senior executives will be put in place. Senior managers and executives are encouraged to take on a non-executive Directorship role as part of their personal development. In compliance with the UK Listing Rules, we collect both gender and ethnic data directly from Board and ELT members annually on a self-identifying basis. This data is used for statistical reporting purposes only and provided with consent. Gender representation on the Board and ELT as at 31 December 2025 Number of Board members % of the Board Board (CEO, CFO, SID and Chair) Number of ELT members % of the ELT Men 6 67% 3 10 77% Women 3 33% 1 3 23% Other - - - - - Not specified/prefer not to say - - - - - Ethnicity representation on the Board and ELT as at 31 December 2025 Number of Board members % of the Board Board (CEO, CFO, SID and Chair) Number of ELT members % of the ELT White British or other White (incl. minority-white groups) 6 67 2 5 38 Mixed/Multiple Ethnic Groups 1 11 1 1 8 Asian/Asian British 2 22 1 3 23 Black/African/Caribbean/ Black British - - - 1 8 Other ethnic group, incl. Arab - - - 1 8 Not specified/prefer not to say - - - 2 15 The details for the Group Company Secretary are included in the tables above, as required, but they are not a member of the ELT. TMICC complies with the laws of each jurisdiction in which we operate and shall not implement any policy in any jurisdiction to the extent the policy itself or actions taken under it would, in the good-faith judgment of TMICC, violate the laws of such jurisdictions. The data in the tables has been provided in accordance with the UK Listing Rules. Committee performance review The Committee will conduct an annual evaluation of its performance. Jean-François van Boxmeer Chair of the Nomination and Governance Committee Management Report Management Report Financial Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 57 Audit and Risk Committee report Committee membership and attendance The Committee comprises four independent NEDs and is chaired by René Hooft Graafland. The other Committee members are Melissa Bethell, Stefan Bomhard and Stacey Cartwright. The Committee met in November to consider Funding and Tax Strategy, Preparation of 2025 Annual Report and 2025 Annual Report on Form 20-F, Enterprise Risk Management Policy and Key Business Risks, Delegations of Authority, Double Materiality Assessment, Internal and External Audit matters. The Board is satisfied that the members of the Committee are competent in financial matters and have recent and relevant experience. For the purposes of the US Sarbanes-Oxley Act of 2002, Stacey Cartwright is the Committee’s financial expert. Other attendees at Committee meetings include the CFO , Chief Auditor, Group Controller, Chief Legal Officer, Group Company Secretary and the external auditors. The Committee members also met without others present and held a separate private session with the external auditors. Code of Business Integrity Executive Directors, NEDs or any TMICC employee are guided to comply with the set of policies of the Code of Business Integrity. This includes, in accordance with the US Sarbanes-Oxley Act of 2002 and the SEC requirements, the relevant provisions in relation to a code of ethics for Senior Financial Officers. No waivers have been requested or granted for this. The Code of Business Integrity is available on our website. Role of the Committee The role and responsibilities of the Committee are set out in written Terms of Reference, which have been approved by the Board and will be reviewed by the Committee periodically, considering relevant legislation and recommended good practices. The Terms of Reference are available on our website. The Committee’s responsibilities include, but are not limited to, the following matters: • informing the Board of the outcome of the audit, whereby it is explained in which manner the audit contributed to the integrity of the financial and non-financial reporting and the role of the Committee in that process; • monitoring the financial and non-financial reporting process and making proposals to ensure the integrity of that process; • monitoring the effectiveness of the compliance management system, the internal control system, the Internal Audit system and the risk management system in relation to the financial reporting of the Company; • monitoring the audit of the annual accounts; • assessing and monitoring the independence of the external auditor, with particular attention to the provision of ancillary services to the Company; and • establishing the procedure for selecting the statutory auditor or audit firm and the nomination for the engagement to perform the statutory audit. Reporting and Financial Statements The Committee reviewed, prior to publication, the full-year results and the external auditor’s report. It also reviewed the 2025 Annual Report and 2025 Annual Report on Form 20-F. These reviews incorporated the accounting policies, significant judgements and estimates underpinning the Financial Statements as disclosed within the Notes to the Consolidated financial statements on pages 87 to 142. Particular attention was paid to the following significant matters in relation to the Financial Statements: • Basis of Presentation for 2025 Financial Statements, including the predecessor accounting approach and key accounting policies. • Impact of reorganisation and Demerger steps on Financial Statements. • Significant estimates and judgements with respect to provisions, contingent liabilities, recognition of deferred tax assets, measurement of defined benefit pension obligations and measurement of discounts to customers. • Non-IFRS measures. • Goodwill impairment testing outcome. • Internal controls over financial reporting. • Regulatory updates. In addition to the matters noted above, our external auditors, as required by auditing standards, also consider the risk of management override of controls. Nothing has come to our attention to suggest any material misstatement with respect to suspected or actual fraud relating to management override of controls. Management Report Management Report Financial Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 58 All audit fees, audit-related fees and permitted services that the external auditor provides are subject to pre-approval by the Committee. The Committee pre-approved all audit and non-audit services, the external audit plan and audit fees for 2025. At the request of the Board, the Committee undertook to: • review the appropriateness of adopting the going concern basis of accounting in preparing the 2025 Annual Report and Financial Statements; • assess whether the business was viable in accordance with the requirements of the UK Corporate Governance Code. The assessment included a review of the principal and emerging risks facing TMICC, their potential impact, and how they were being managed, together with a discussion as to the appropriate period for the assessment. The Committee recommended to the Board that there is a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the three-year period (consistent with the period of the strategic plan for TMICC) of the assessment; and • consider whether the 2025 Annual Report and Financial Statements was fair, balanced, and understandable, and whether they provided the necessary information for shareholders to assess the Group’s year-end position and performance, business model and strategy. To make this assessment, the Committee received copies of the Annual Report and Financial Statements to review during the drafting process to ensure that the key messages were aligned with the Company’s position, performance, and strategy. The Committee also reviewed the processes and controls that are the basis for their preparation. The Committee was satisfied that, taken as a whole, the 2025 Annual Report and Financial Statements are fair, balanced, and understandable. Sustainability The Corporate Sustainability Reporting Directive (CSRD) and the European Sustainability Reporting Standards (ESRS) require certain companies operating in the European Union to report on their sustainability performance. The CSRD sets out the requirements, while the ESRS provides detailed standards for reporting on a range of environmental, social, and governance matters. For the financial year ended 31 December 2025, TMICC is required to comply with the ESRS due to our listing on Euronext Amsterdam. The Committee reviewed the double materiality assessment (DMA), including the process and output, and was satisfied that it reflected TMICC’s material impacts, risks and opportunities relating to sustainability matters. The Committee also reviewed the non-financial disclosures, which encompass disclosures under the ESRS, in this Annual Report. In future years, there will be further mandatory non-financial reporting standards applicable to the Group, including further development of ESRS sector-specific standards and the expected implementation of international sustainability standards by the International Sustainability Standards Board (ISSB) into legal reporting requirements by countries in which TMICC operates (including the UK). Currently, the ISSB has issued two sustainability reporting standards. In order to comply with its obligations under the CSRD, TMICC has prepared a Sustainability Statement, which is available on TMICC”s website. The contents of the Sustainability Statement and our website are not incorporated by reference into this Annual Report on Form 20-F and any reference to the Sustainability Statement is intended to be an inactive textual reference only. Risk management and internal controls The Committee reviewed TMICC’s overall approach to risk management, risk appetite and control, and its processes, outcomes and disclosure. The assessment was undertaken through a review of: • a report detailing the risk identification and assessment process, together with any emerging risks identified by management; and • the proposed risk areas identified by the management team. The Committee reviewed the application of the requirements under Section 302 and Section 906 of the US Sarbanes-Oxley Act of 2002 with respect to internal controls over financial reporting and the requirements of the Dutch and UK Corporate Governance Codes. In fulfilling its oversight responsibilities in relation to risk management and internal controls, the Committee meets regularly with senior members of management and is satisfied with the key judgements made. Internal Audit The Committee reviewed the Internal Audit plan, which is based on a comprehensive risk assessment process, including strategic areas, financial control processes, sustainability, IT & cyber security, product safety and supply chain. The Committee ensured that the necessary resources are in place to perform the audits effectively. The majority of the audits will be conducted as hybrid (a combination of virtual and onsite audits). Management Report Management Report Financial Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 59 The Committee also reviewed the Internal Audit Charter which defines the purpose, mandate (including the Internal Audit function’s independence, organisational position and reporting relationship) and scope of the Internal Audit function. The Committee will engage with an independent third party every five years to perform an effectiveness review of the function. Audit of the annual accounts KPMG Accountants N.V. (KPMG), TMICC’s external auditors and an independent registered public accounting firm, reported in depth to the Committee on the scope and outcome of the annual audit. Their reports included audit and accounting matters, governance and control, and accounting developments. The Committee held separate meetings with the external auditors during the year. The Committee Chair discussed the views and conclusions of KPMG regarding management’s treatment of significant transactions and areas of judgement during the year. The Committee considered these and is satisfied with the treatment in the Financial Statements. External auditors KPMG has been appointed as the Group’s auditor for the financial years 2025 and 2026. Both TMICC and KPMG have safeguards in place to avoid the possibility that the external auditors’ objectivity and independence could be compromised, such as audit partner rotation and the restriction on non-audit services that the external auditors can perform as described below. KPMG has issued a formal letter to the Committee outlining the general procedures to safeguard independence and objectivity, disclosing the relationship with the Company, and confirming their audit independence. Each year, the Committee will assess the effectiveness of the external audit process, which will include discussing feedback from the members of the Committee and stakeholders at all levels across TMICC. The Committee also reviewed the statutory audit, other audit and non-audit services provided by KPMG, and assessed compliance with TMICC’s policy governing the use of external auditors. This policy prescribes in detail the types of engagements for which the external auditor may be appointed, with all other engagements prohibited. It is aligned with Dutch, UK and US regulations and is updated in line with these regulations. Permitted engagements include: • statutory audit services, including audit of subsidiaries; • other audit services that are not required by law or regulation; and • selected non-audit services where the external auditor is best placed to perform the work, which may include: • services required by law or regulation to be performed by the audit firm; and • services where knowledge obtained during the audit is relevant to the service, such as bond issue comfort letters. The Committee acknowledges that the provision of non-audit services by the external auditor may give rise to potential conflicts of interest. The Committee, in addition to its responsibility of overseeing the external auditor on behalf of the Board, is therefore responsible for monitoring the implementation of this policy. Further details relating to audit fees are provided in Note 24. Committee performance review The Committee’s performance will be evaluated annually. René Hooft Graafland Chair of the Audit and Risk Committee Management Report Management Report Financial Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 60 Directors’ Remuneration Report Remuneration Committee Chair’s letter On behalf of the Board and the Remuneration Committee, I am pleased to present our inaugural Directors’ Remuneration Report. This report outlines the remuneration outcomes for 2025 and describes how we will implement the proposed Directors’ Remuneration Policy in 2026. Business performance context In December 2025, TMICC successfully completed its Demerger from Unilever and began trading as an independent, publicly listed company. The Committee recognised that, alongside this milestone, the business delivered solid operational performance with broad-based Organic Sales Growth and market share improvements. While the Company faced significant headwinds from raw material inflation, notably cocoa and a stronger euro, these were mostly offset by disciplined execution of the Company’s productivity programme and select pricing actions. The Committee noted that performance was competitive against peers. Honouring legacy arrangements during transition In anticipation of the Company’s separation from Unilever, the Committee was required to navigate a complex landscape of legacy remuneration arrangements. For the majority of the 2025 financial year, the Company operated as a Business Group within Unilever. Remuneration for this period was therefore governed by pre-existing Unilever frameworks and policies. The Committee undertook a thorough review of the inherited arrangements to ensure they were honoured during the transition, recognising the importance of consistency and continuity for colleagues who contributed under the previous structure. To ensure a smooth transition following the Demerger, participants with outstanding Unilever Performance Share Plan awards (including the Executive Directors) retained such awards pro-rated up to the Demerger date, in line with the relevant Unilever plan rules. The portion that was forfeited was replaced by share awards in TMICC of equivalent value (the Replacement Performance Share Plan, or PSP, awards) vesting on the same date as the original Unilever share awards being replaced. The Committee determined that: • 2023 Replacement PSP Award: Vesting would follow the Unilever 2023-2025 PSP vesting outcome as the performance period had been substantially completed by the time of the Demerger. • 2024 Replacement PSP Award: Vesting in 2027 will be at the on-target level of performance (100% out of the 0%-200% range), as the post-separation performance period was considered too short to set meaningful long-term targets. • 2025 Replacement PSP Award: Vesting in 2028 will be determined by TMICC performance during 2026 and 2027, as most of the performance period occurs after separation. To mitigate the impact of any share price volatility following the Company’s listing, the Committee decided to grant the Replacement PSP awards in two phases: awards vesting in 2026 were granted following the Company’s listing in December 2025, whilst awards with vesting dates in 2027 and 2028 are set to be granted in March 2026. The Committee also addressed legacy retention awards that had been granted by Unilever in 2024 to individuals deemed critical to the successful separation of the Ice Cream business, including the CEO. The Committee considered it important to honour legacy commitments to ensure fairness and continuity, whilst tying remuneration outcomes to value created by TMICC. In line with these principles and the original terms of these legacy retention awards, they were converted into equivalent awards in shares of TMICC after the Demerger was completed. Legacy remuneration arrangements are presented in detail on page 74. 2025 remuneration outcomes Annual bonus The 2025 annual bonus was based on Unilever’s 2025 annual bonus framework for each of its Business Groups, which comprised three key metrics: Underlying Sales Growth (40% weighting), Underlying Operating Profit Growth (30%) and Cash Contribution (30%). After evaluating the Company’s results against the financial targets, set by Unilever before the Demerger, the formulaic outcome assessment resulted in a business performance factor of 76% of target. Taking into account the wider performance environment, the Committee decided this performance outcome accurately represented the Company’s performance for the year against the targets set and did not make any adjustments. Management Report Management Report Financial Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 61 The Committee also reviewed individual performance for all Executive Leadership Team (ELT) members, including the CEO and CFO. Guided by the Company’s strategic and business objectives, the Committee considered both business performance and individual contributions, ensuring alignment with TMICC’s performance-driven culture and the expectations set at the start of the year. Under the bonus framework, individual and strategic contributions are recognised through the strategic priorities performance multiplier applied to the financial outcome, ranging between 0% and 150% in the case of Executive Directors. The strategic priorities performance multipliers were determined based on an assessment against personal objectives and strategic priorities, leadership impact, and each executive’s contribution to the Company’s transformation, operational delivery, and cultural progress. For both the CEO and CFO, the Committee determined that a strategic priorities performance multiplier of 125% appropriately reflected their performance and impact on the Company’s progress during this pivotal year. The Committee particularly recognised the CEO and CFO’s role in leading the successful separation and listing of TMICC, establishing a standalone organisation at pace and socialising the equity story with capital markets in the run-up to the Company’s listing. The resulting total bonus factor assessed by the Committee was therefore the result of multiplying the business performance factor of 76% with the strategic priorities performance multiplier of 125%, resulting in a total bonus outcome of 95% of target for each Executive Director. The Committee also noted that, for the period up to the Demerger, the Executive Directors’ bonus had a component (weighted 25%) tied to the performance of Unilever. Based on Unilever’s assessment of performance against the established financial targets, this part of the bonus had a business performance factor of 94% of target. For the Executive Directors, this outcome was also multiplied by their strategic priorities performance multiplier of 125%. Replacement Performance Share Plan vesting outcome Before the vesting of Replacement PSP awards on 12 February 2026, the Committee undertook an assessment to establish whether potential share price volatility in the short period of time since the Company’s listing would result in participants within the ELT receiving windfall gains. The Committee was satisfied that no such windfall gains had materialised. The 2023 Replacement PSP award to the CEO therefore vested at the formulaic outcome of 135% reflecting the outcome of the original Unilever Performance Share Plan award. No 2023 replacement PSP award had been made to the CFO. A long-term approach for a newly independent company The Committee’s focus has been on establishing a long-term and sustainable remuneration framework that supports TMICC’s early growth phase, encourages responsible leadership, and reflects the expectations of a diverse international shareholder base. Our approach aims to ensure compensation packages are both fair and competitive, while maintaining a strong alignment with performance outcomes. 2026 review of existing remuneration packages The Committee dedicated considerable time to a comprehensive review of the remuneration packages for the CEO, CFO and other members of the ELT. These packages were benchmarked against two distinct peer groups (AEX listed companies and international peers in the global snacking and refreshment sector) and adjusted to reflect the new context and responsibilities associated with their roles as leaders of a publicly listed company, carrying full accountability rather than division-level oversight. Ongoing remuneration levels compared to AEX-listed companies (the primary reference point) are around the lower quartile for the CEO and around the median for the CFO. Notably, for the CEO and CFO, the primary uplift was made to variable pay, with base salaries only marginally adjusted, underscoring our commitment to ensuring that remuneration is driven by performance. Engagement with shareholders and other stakeholders as part of Directors’ Remuneration Policy preparation In preparation for the Demerger and listing, the Committee undertook a number of shareholder consultations in late 2025. The objective was to gain insights into the expectations of, and gather feedback from, our diverse potential shareholder base. To this end, we contacted Unilever’s top investors (pre-Demerger), collectively holding approximately 30% of Unilever’s issued share capital. The Committee received broad investor support and positive feedback on the proposed remuneration framework. Throughout the process, we also discussed our proposals with Unilever as our sole shareholder prior to the Demerger and incorporated its feedback into the design. Management Report Management Report Financial Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 62 Following the Company’s listing, and in anticipation of the binding shareholder votes on the Directors’ Remuneration Policy and the proposed Foundation Plan for Growth at TMICC’s first AGM, we engaged widely with shareholders and relevant governance bodies. The feedback we received during these discussions was broadly supportive of our approach and provided valuable input for further refinement of our proposals. I want to thank shareholders and governance bodies for their time and valuable inputs. Proposed policy and implementation in 2026 We are a global company with a footprint across 80 markets, headquartered in the Netherlands and listed on Euronext Amsterdam, the London Stock Exchange and the New York Stock Exchange. Our business is well positioned to win in the market and unlock significant long-term value. The Committee has designed a Remuneration Policy which is aligned with TMICC’s growth strategy and value creation potential. It reflects our international orientation whilst taking into account the remuneration practices of AEX peers; and ties most of the Executive Directors’ remuneration to the achievement of our financial and strategic objectives. The Policy includes the following component parts: Base salary The salaries for both Executive Directors were set with effect from the Company’s listing on 8 December 2025. Therefore, no base salary adjustments have been considered for 2026. 2026 annual bonus The 2026 annual bonus will be based on four performance measures reflecting key areas of our strategy, each weighted at 25%: • Organic Sales Growth • Market share gains • Adjusted EBITDA margin improvement • Free Cash Flow In selecting measures under the annual bonus plan, the Committee has balanced growth, market share, profitability and cash targets to incentivise management to deliver sustainable growth while supporting the ongoing productivity agenda. Finally, a strategic priorities performance multiplier between 0% and 150% will be applied, tracking progress on the Company’s strategic objectives. This design ensures that both financial and strategic performance will need to be achieved for the bonus opportunity to be realised. The targets and actual performance outcomes for each measure will be disclosed in the 2026 Remuneration Report. Target award levels for 2026 were set at 120% of annual base salary for the CEO and 100% for the CFO, with the overall bonus capped at 200% of the target opportunity. Performance Share Plan Both the 2025-2027 Replacement PSP awards and the 2026-2028 PSP awards will be based on two performance measures, each weighted at 50%: • Organic Sales Growth • Constant Adjusted Earnings Per Share Growth The targets and actual performance outcomes for each measure will be disclosed in the Remuneration Report following the vesting of each award. Target awards for 2026 were set at 180% of annual base salary for the CEO and 150% for the CFO. The Committee believes that the metrics selected under both the annual bonus and PSP are designed to embrace simplicity, ensure focus, reinforce the Company’s strategic priorities and drive long-term value creation. While the Committee considered the inclusion of Return on Invested Capital (ROIC) when designing the incentive framework, it concluded that the inclusion of return-based metrics (Adjusted EBITDA and Constant Adjusted EPS), together with a strong control measure in Free Cash Flow, already provides a balanced and robust assessment of performance. This approach avoids complexity while maintaining appropriate focus on profitability and cash discipline, and keeping the flexibility required for bolt-on acquisitions. The Committee has therefore decided not to introduce ROIC as a metric at this time. Foundation Plan for Growth (the “Foundation Plan”) Following our Demerger from Unilever and our listing as an independent company, we believe we have a unique opportunity to grow and create significant long-term value for all stakeholders. Management Report Management Report Financial Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 63 Once these sustainability goals have been set, they will also be embedded into the objectives of the Executive Directors and the ELT, as appropriate. Performance against the personal and strategic objectives of the ELT is one factor influencing their individual bonus outcome, as a multiplier to the business performance result. As our sustainability targets mature in the future, the Committee will consider whether applying a specific weighting on ESG targets in our annual bonus or PSP is appropriate. Outlook In the year ahead, the Committee will focus on the effective implementation of the new Remuneration Policy, continued engagement with shareholders and governance bodies, and regular evaluation of performance measures, to ensure continued alignment with the Company’s evolving strategic priorities. AGM resolutions At the 2026 Annual General Meeting, shareholders will be asked to: • Approve the Directors’ Remuneration Policy (binding vote) • Approve the Foundation Plan (binding vote) • Approve the 2025 Remuneration Report (advisory vote) The full details for the AGM will be provided in the Notice of Meeting. Concluding remarks On behalf of the Committee, I want to thank our shareholders and governance bodies for their engagement and support. I trust that you find that the following 2025 Directors’ Remuneration Report provides a clear explanation of how the Remuneration Policy was implemented during 2025, as well as a transparent outline of our plans for 2026. I look forward to presenting this Remuneration Report at our upcoming Annual General Meeting of Shareholders. Melissa Bethell Chair of the Remuneration Committee In this context, the Foundation Plan is a one-time co-investment plan, designed to incentivise the substantial formative work needed to realise the planned growth and margin trajectory for the Company as a standalone business. Under this plan, Executive Directors can make a personal investment in TMICC shares, ensuring that they are materially invested in the Company’s long-term success and aligned with long-term value creation. The Company will then make a matching award of market-priced share options, at a ratio of five options for each share acquired through the Executive Director’s personal investment. In addition to Executive Directors, over 60 senior leaders will be invited to participate in the Foundation Plan. The maximum personal investment opportunity is set at 500% of the annual base salary for the CEO and 400% of the annual base salary for the CFO. The Committee noted that both the CEO and CFO had already made material personal investments following the Company’s listing, as shown in the Remuneration Report on page 78. The matching options will only vest if our Total Shareholder Return (TSR) exceeds the median TSR of a group of snacking and refreshment peers. The Foundation Plan is therefore designed to only deliver material value to Executive Directors if they make a significant personal investment and the Company delivers both absolute share price growth and TSR outperformance. Participants are required to continue to hold their personal investment until vesting, and no shares resulting from the exercise of options can be sold by Executive Directors for a period of five years from grant, ensuring a focus on sustainable value creation. Vesting will take place as follows: • 50% will vest after three years • 50% will vest after four years The exercise window will open following vesting of each respective portion of the award and will remain open until the seventh anniversary of the grant. ESG The Committee thanks shareholders and governance bodies for their feedback on the potential inclusion of ESG measures in our incentive arrangements. A focused sustainability agenda is a key enabler of our strategy, and in 2026, it is our intent to set a holistic, relevant sustainability strategy with goals aligned to industry standards as a minimum, and being fully compliant with all applicable regulatory and reporting obligations. Management Report Management Report Financial Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 64 Membership and meetings The Committee is composed entirely of independent Non-Executive Directors. It is chaired by Melissa Bethell; the other members during the year were Stefan Bomhard and Anja Mutsaers. Josh Frank joined the Committee on 16 March 2026. Committee members are selected based on their broad experience, governance expertise, and understanding of executive remuneration across markets. The Committee meets at least twice annually and reports to the Board after each meeting. Since its formation in 2025, and in preparation for the Company’s listing, the Committee formally met twice. The Committee meets regularly without others present. Other attendees at Committee meetings typically include the Board Chair, CEO, CFO, Group Company Secretary, Chief HR Officer, Group Head of Reward, Head of Executive Reward and Share Plans, and the Committee’s independent advisers. Key topics considered by the Committee during the year Directors’ Remuneration Policy The Remuneration Committee oversaw the development of the Directors’ Remuneration Policy, ensuring its alignment with the Company’s strategic objectives, relevant market practices, shareholder expectations, applicable legislation, and the Dutch and UK Corporate Governance Codes. It also consulted with prospective shareholders prior to the listing to gather feedback on the proposed Remuneration Policy. Further consultation was carried out with shareholders and governance bodies on the proposed Policy in early 2026. The Committee conducted scenario analyses to assess the appropriateness of various potential pay outcomes. This process involved calculating remuneration across a range of scenarios, each based on different assumptions about the level of achievement of performance conditions and share price. The Committee determined that the link between the strategic objectives and the chosen performance measures for the annual bonus and share-based awards was appropriate. The Committee also reviewed peer group benchmarking to assess the Policy’s competitiveness and concluded that it is well positioned to support the Company’s long-term objectives. The Policy was submitted to the Board for approval and was subsequently adopted by the Company. It will be presented for adoption at the 2026 Annual General Meeting. Remuneration Committee Role of the Committee The Remuneration Committee is responsible for overseeing all matters relating to executive remuneration, incentive plans, and broader employee compensation frameworks. Its responsibilities are structured to support the Company’s strategy and long-term value creation and ensure alignment with shareholder interests and regulatory requirements. The Committee’s responsibilities include: • Executive remuneration: Making proposals to the Board on the Remuneration Policy and its implementation for Executive Directors, including fixed and variable components, performance criteria, and shareholding requirements. The Committee ensures that remuneration structures foster sustainable long-term value creation and consider internal pay ratios and market benchmarks. • Non-Executive remuneration: Making proposals to the Board on the Remuneration Policy and its implementation for Non-Executive Directors, ensuring fees reflect time commitment and contribution to the Company. • Executive Leadership Team remuneration oversight: Setting the remuneration framework and individual remuneration for members of the ELT. • Share-based incentives: Reviewing and recommending to the Board the design and terms of share-based incentive plans for Executive Directors as well as share plans for the broader employee population, including performance targets and clawback provisions. • Directors’ Remuneration Report: Preparing the annual Directors’ Remuneration Report, which includes the policy implementation, pay ratios, and the link between remuneration and performance. For the purposes of this report, references to actions taken by the Remuneration Committee should be interpreted as including instances where the Committee has made recommendations or proposals to the Board, rather than having taken final decisions itself. All such actions are undertaken in accordance with the Committee’s Terms of Reference, which set out the respective roles and authorities of the Committee and the Board. The Committee’s Terms of Reference are reviewed from time to time and are available on our website. Management Report Management Report Financial Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 65 Committee advisers Although the Committee is responsible for exercising independent judgment, it seeks input from internal and external advisers as necessary to ensure its decisions are well-informed and consider both internal and external factors. The Committee works with Willis Towers Watson (WTW) as its independent adviser. WTW can, and regularly does, meet with the Committee Chair without others present. The Committee is confident that the WTW team advising the Company is independent and has no other connection with the Company or any individual Director that could compromise objectivity. Confirmation of no deviation from the Remuneration Policy The Company did not deviate from the Remuneration Policy in 2025 for either the Executive Directors or the Non-Executive Directors. Individual remuneration of Executive Directors and other members of the Executive Leadership Team The Committee reviewed the individual remuneration packages for the Executive Directors and the other members of the ELT, which were subsequently approved by the Board. Packages were benchmarked against two distinct peer groups: AEX-listed companies and international peers in the global snacking and refreshment sector, reflecting the Company’s listing and headquarters in the Netherlands whilst having a global footprint and a distinct international orientation. No Executive Director participated in discussions determining their own remuneration outcome. However, the Committee did take note of the individual views of each Executive Director regarding the proposed amount and structure of their own remuneration. Share-based incentives for the broader employee population The Committee oversaw the transition and rollout of both legacy and new share-based incentives for the broader employee population, including Executive Directors. New share-based incentive plans were introduced to align with the Company’s long-term strategy and goals. The Committee ensured that the structure of these incentives supports sustainable value creation, fosters employee engagement, and is competitive with practices observed among Dutch listed companies and peers in the global snacking and refreshment sector. Management Report Management Report Financial Statements Further Information

Performance period Performance period Holding period Performance period CEO: 500% of base salary; CFO: 400% of base salary Holding period Year 1 Year 2 Year 3 Year 4 Year 5 Year 6 Year 7 Base salary Benefits Annual Bonus PSP Foundation Plan 50% of award 50% of award Shareholding requirements Paid in cash Vesting Performance period Holding period End of exercise period The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 66 Summary of the proposed Directors’ Remuneration Policy and its implementation for Executive Directors The Directors’ Remuneration Policy will be presented for adoption at the 2026 Annual General Meeting on 7 May 2026. The chart below and table on the following pages summarise the remuneration elements for the Executive Directors, including their implementation in 2025 and proposed implementation in 2026. The full Directors’ Remuneration Policy is available on our website. Remuneration elements The Remuneration Policy for Executive Directors comprises several key elements: a base salary, benefits, an annual bonus focused on in-year financial and strategic objectives, a Performance Share Plan designed to support sustainable, long-term value creation, and a one-time co-investment plan tied to the realisation of the growth and margin trajectory for the Company as a standalone business (the Foundation Plan). The specific timing for each element is detailed below: Management Report Management Report Financial Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 67 Purpose and link to strategy Summary of Policy for Executive Directors Implementation in 2025 (from listing onwards) Proposed implementation in 2026 Base salary Support the attraction and retention of highly qualified Executive Directors by reflecting the individual’s skill, experience, performance, and seniority, as well as the size and complexity of the role. • Paid in cash. • Typically reviewed annually. • Considerations for adjustments include the salary adjustments for other employees in the Netherlands, as well as relevant external market data. • Peter ter Kulve: €1,250,000 • Abhijit Bhattacharya: €875,000 No change Benefits Support the attraction and retention of Executive Directors by offering a competitive and cost-effective benefits package. • Executive Directors receive a benefits envelope as cash in lieu of a Company-sponsored pension scheme and car scheme. • Other benefits provided include medical, life and disability insurance and tax return support. • Benefits envelope: 20% of base salary No change Annual bonus Encourage the consistent achievement of financial and strategic objectives that align with the Company’s business strategy and enhance shareholder value. • Financial Performance Factor of between 0% and 200% of target. • Strategic Priorities Performance Multiplier of between 0% and 150%. • Overall maximum bonus capped at 200% of target opportunity. Target opportunity • Peter ter Kulve: 120% • Abhijit Bhattacharya: 100% Performance measures Based on legacy Unilever framework • 40%: Underlying Sales Growth • 30%: Underlying Operating Profit growth • 30%: Cash contribution Target opportunity • Peter ter Kulve: 120% (no change) • Abhijit Bhattacharya: 100% (no change) Performance measures • 25%: Organic Sales Growth • 25%: Adjusted EBITDA margin improvement • 25%: Free Cash Flow (a) • 25%: Market share gains Performance Share Plan Drive sustainable, long-term value creation by meeting key financial and/or strategic objectives. • Maximum target opportunity: 200% of base salary. • Performance Multiplier of between 0% and 200% of target. • Vests after three years, with additional two-year holding period. • Dividend equivalents are accrued proportionally as awards vest. • No regular PSP awards were made in 2025 post-Demerger. • Unilever PSP awards which lapsed due to the Demerger were replaced with awards in TMICC shares (see ‘Replacement Share Awards’ on the following page). Target opportunity • Peter ter Kulve: 180% • Abhijit Bhattacharya: 150% Performance measures • 50%: Organic Sales Growth • 50%: Constant Adjusted Earnings Per Share Growth(b) (a) An interim operating model operates between Unilever and TMICC for the period 2025 to 2027 as described in Note 21 to the financial statements. As a result, there is a fixed basis on which receivables and payables are settled between the companies, which is based on average terms from the carve out financials for the period 2022 to 2024 and does not reflect the actual performance on these parameters. Therefore, to make the target meaningful to the operations of the Company, for 2026 and 2027 the Committee will set targets to assess performance for a proxy of Free Cash Flow excluding changes in receivables and payables. (b) Adjusted for any change in the underlying number of shares. Management Report Management Report Financial Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 68 Purpose and link to strategy Summary of Policy for Executive Directors Implementation in 2025 (from listing onwards) Proposed implementation in 2026 Foundation Plan for Growth One-time co-investment plan to incentivise substantial formative work needed to realise the planned growth and margin trajectory for the Company as a standalone business. The Foundation Plan encourages significant personal investment in TMICC, aligning Executive Directors with long-term value creation. The structure of the Plan requires both absolute share price growth and relative Total Shareholder Return outperformance to deliver value to participants. • Matching options of up to five times the number of shares bought with Executive Director’s investment amount. • 50% will vest after three years and 50% will vest after four years, in both cases subject to continuous employment. • Each vested portion may be exercised upon vesting, but resulting shares cannot be sold until the fifth anniversary from grant. • Options may be exercised up to the seventh anniversary from grant. • The Plan will be implemented in 2026, subject to shareholder approval at the AGM. Target opportunity • Peter ter Kulve: Maximum personal investment of 500% of annual base salary • Abhijit Bhattacharya: Maximum personal investment of 400% of annual base salary • Market-priced matching options at a rate of up to five times the number of shares invested Performance measures • Subject to continued holding of the personal investment • Share options will vest only if the Company’s Total Shareholder Return exceeds the median of a defined peer of international snacking and refreshment companies Replacement Share Awards Replacement of the value lost on the portion of historic Unilever share awards that lapsed due to the Demerger. • Grant value equivalent to the portion of the original Unilever award forfeited. • Vesting to occur on the original vesting dates. • Peter ter Kulve: – Replacement Targeted Share Award: €23,159 (a)(c) – Replacement PSP Award: €42,753 (a)(c)(d) • Peter ter Kulve: – 2024 Replacement PSP Award: €289,446 (b)(c) – 2025 Replacement PSP Award: €422,195 (b)(c) • Abhijit Bhattacharya: – 2025 Replacement PSP Award: €728,074 (b) Legacy 2025 Performance Award Legacy commitment made in 2024 to incentivise performance up to the Demerger and the delivery of the separation. • The opportunity to receive this award is based on a legacy commitment made in 2024, in order to incentivise performance up to the Demerger and the delivery of the separation. • No payout n/a Legacy Rollover Share Award Granted by Unilever in 2024 to senior management, including the CEO, to reward personal contribution to the successful delivery of the Demerger. • Value equivalent to the original Unilever award being replaced. • 50% vested in February 2026, with the remaining 50% to vest in August 2026, subject to continued service. • Peter ter Kulve: – Rollover Share Award: €551,607(a)(c) n/a (a) Value at grant on 19 December 2025. Awards converted to a corresponding number of shares in TMICC based on the Unilever PLC closing share price on 5 December 2025 and the average closing share price of TMICC between 8 and 18 December 2025, inclusive. (b) Value to be granted in March 2026. (c) Legacy awards to the CEO are granted net of tax to ensure equivalence with the legacy Unilever award being replaced, which were awarded on a net of tax basis. Future awards will be granted on a gross basis. (d) The value of shares granted in pound sterling was converted to euro for the purposes of illustration in this table using the full-year average exchange rate of €1 = £0.85474. Management Report Management Report Financial Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 69 Purpose and link to strategy Summary of Policy for Executive Directors Implementation in 2025 (from listing onwards) Proposed implementation in 2026 Shareholding requirement Aligning the interests of the Executive Directors and other Executive Leadership Team members with those of stakeholders. Malus and clawback Manage risks and ensure alignment of executives with the Company’s long-term interests. Committee discretion to amend measures, targets and payment levels Summary of Policy for Executive Directors • CEO: 500% of annual base salary. • CFO: 400% of annual base salary. • Executive Directors are expected to achieve the prescribed shareholding threshold within five years of their appointment. • They will be required to hold all shares acquired as a result of the vesting of share awards and exercise of options (less any sales necessary for tax) until the prescribed shareholding threshold has been met. • The shareholding requirement will continue to apply for a period of two years following the Executive Director’s cessation of service. The Board may reduce, cancel or recover (clawback) any variable remuneration awarded to Executive Directors to an appropriate level if payment of the variable remuneration is unacceptable according to the requirements of reasonableness and fairness or if the Board determines that such action is necessary to ensure alignment with the Company’s long-term interests and sound governance standards. This can apply in circumstances which include, but are not limited to, the following: • material misstatement of financial results; • any situation where the award was made or determined based on erroneous or misleading data; • misconduct by the Executive Director; • required accounting restatement; • serious reputational harm to the Company directly attributable to the Executive Director’s actions; or • material corporate failure. The Board may operate clawback at any time prior to the second anniversary of the payment of a cash bonus or the vesting of an award under any incentive plan. The Board considers that such a period provides appropriate protection to recover remuneration in these circumstances and is in line with market practice. In circumstances where the specific Dutch statutory clawback triggers would apply, the Board may recover variable remuneration for a period of five years from the date the incorrect information has become known, in line with the requirements of the Dutch Civil Code. The Policy includes authority for the Committee to adjust performance conditions where circumstances make this appropriate and to adjust formulaic outcomes, including where these are not fully aligned with holistic performance over the relevant period. If any such adjustments are made, the details of these and the Committee’s rationale will be fully disclosed in the relevant remuneration report. Management Report Management Report Financial Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 70 TSR peer group In addition to the remuneration benchmarking peer group, a Total Shareholder Return (TSR) performance peer group is used for the purpose of the Foundation Plan. The same peer group is also used to benchmark performance as part of the Committee’s assessment of performance in the round when evaluating the formulaic outcome of incentive plans. • Chocoladefabriken Lindt & Sprüngli • Coca Cola Europacific Partners • Conagra • Danone • General Mills • Lotus • Mondelēz Peer groups Remuneration benchmarking peer group The Company is headquartered in the Netherlands but has a global footprint and a distinct international orientation. To ensure the remuneration of the Executive Directors remains competitive, the remuneration structure and levels are benchmarked against the median of two distinct peer groups: (1) companies included in the AEX index, and (2) as an additional reference a peer group of global companies in the international snacking and refreshments sector. The latter group consists of primarily European companies of comparable size and complexity, supplemented with US companies, representing the primary markets where the Company competes for talent. The composition of this group during 2025 is shown below: • Barry Callebaut • Chocoladefabriken Lindt & Sprüngli • Coca-Cola Consolidated • Coca-Cola Europacific Partners • Coca-Cola HBC • Cranswick • Danone • Emmi • General Mills • Glanbia • JDE Peet’s • Kellanova • Kerry Group • Keurig Dr Pepper • Mondelēz International • Monster Beverage Corporation • Nomad Foods • Orkla ASA • Südzucker • The Campbell’s Company • The Hershey Company • The J. M. Smucker Company • The Kraft Heinz Company • Monster • Nestlé • Orkla • PepsiCo • The Campbell’s Company • The Hershey Company • The J. M. Smucker Company Management Report Management Report Financial Statements Further Information

Underlying Sales Growth Cash Contribution Business performance factor Underlying Operating Profit growth Overall performance in €'000 875 1,313 1,750 2,625 875 875 875 Actual pay and scenarios 2025 actual (1) Maximum (2) On-target Minimum 2025 actual (1) Maximum (2) On-target Minimum Base salary Benefits Annual bonus PSP Legacy Rollover Award Base salary Benefits Annual bonus PSP Total fixed pay Variable pay Total fixed pay Variable pay in €'000 1,500 85% 35% 105% 76% 135% 3,000 5,250 1,500 9,000 3,238 1,050 540 5,425 2,250 4,500 1,250337 333 250 250 250 319 233 1,250 1,250 Actual pay and scenarios Total fixed versus variable pay Total fixed versus variable pay Chief Executive O‚cer Chief Financial O‚cer 40% 30% 30% 2025 annual bonus business outcome 2023 Replacement PSP vesting outcome Outcome Weighting Outcome232 175 175 175 The outcome of the 2023 Replacement PSP Award was determined based on the results of the corresponding Unilever 2023 Performance Share Plan. For more information about the Replacement Awards, please refer to page 74. 1,249 30% 70% 2025 48% 2025 52% (1) Represents the remuneration from the date of appointment as Executive Director on 23 September 2025 up to the end of the year (2) Maximum assumes the highest annual bonus payout and full PSP vesting, with no share price increase, excluding legacy arrangements and the Foundation Plan The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 71 Remuneration at a glance Management Report Management Report Financial Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 72 2025 remuneration of Executive Directors Remuneration elements Base salary Between 23 September 2025 (the date of their appointment to the Board) and the Demerger, both Executive Directors continued to receive base salaries and other remuneration in accordance with their pre-Demerger Unilever employment agreements and applicable policies. From 8 December 2025 onwards, base salaries were provided to reflect the responsibilities and complexity of each role and market benchmarks for similar positions in the AEX and international snacking and refreshment sector, in accordance with the Remuneration Policy. The new annual base salaries were determined by the Board and are considered appropriate to attract and retain leaders of the calibre necessary to guide the Company through the post-listing period and to achieve its strategic goals. The CEO’s annual base salary was set at €1,250,000, while the CFO’s was set at €875,000. Benefits Between 23 September 2025 and the Demerger, both Executive Directors continued to receive benefits in accordance with their pre-Demerger Unilever agreements and applicable policies. During this period, the CEO’s benefits comprised insurance coverage, and pension contributions. The CFO received a benefits envelope equivalent to 20% of his annual base salary, paid in cash, in lieu of pension and car contribution. Both Executive Directors received life, medical and disability insurance and support with tax return preparation. As of 8 December 2025, both Executive Directors received benefits in accordance with their new remuneration packages in line with the Remuneration Policy. They did not participate in a company-sponsored pension scheme and did not receive a company car or car allowance. Instead, they received a benefits envelope equal to 20% of their annual base salary, paid in cash, which enabled them to make their own arrangements. This approach is consistent with the arrangements provided to other senior managers in the Company. They also continued to receive life, medical and disability insurance coverage in line with the pre-Demerger policies and continued to receive tax return support. Annual bonus The 2025 annual bonus relates to the 2025 performance year and will be paid in 2026. For the period between 23 September 2025 and the Demerger, the annual bonus for each Executive Director was calculated in line with their pre-Demerger Unilever agreements and the relevant Unilever policies, with 75% of payout based on the performance of TMICC as a Unilever Business Group and 25% based on Unilever’s overall performance. For the remainder of the year, the bonus was determined according to the Executive Directors’ new target opportunities as a percentage of their new salary, with performance outcomes calculated solely on the performance of TMICC. The target opportunities for this period were 120% of base salary for the CEO and 100% of base salary for the CFO. The 2025 annual bonus was subject to three performance measures defined by Unilever: Underlying Sales Growth (40%), Underlying Operating Profit Growth (30%) and Cash Contribution (30%). Targets were set by Unilever based on the Unilever perimeter for Ice Cream, as if the Company had remained a Business Group within Unilever and actual performance against these target ranges was assessed by the TMICC Remuneration Committee on the same basis. Therefore, the targets and results on the following page differ from the Company’s reported results. The Committee evaluated the Company’s performance relative to the established targets and concluded that the formulaic business performance outcome of 76% was appropriate. Management Report Management Report Financial Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 73 Performance Weighting % of target Underlying Sales Growth (a) 40% 2.6% 4.6% 6.0% 85% Underlying Operating Profit Growth (b)(c) 30% -0.7% 3.6% 7.1% 35% Cash Contribution (c)(d) 30% €394m €457m €490m 105% Overall performance based on the formulaic outcome 76% In line with the bonus framework applicable during the year, and consistent with the Directors’ Remuneration Policy, the final bonus for each individual Executive Director was determined by first applying the Business Performance Factor to the individual’s Strategic Priorities Performance Multiplier. The resulting bonus outcome is then applied to the applicable salary and individual target bonus percentage for the relevant part of the year to arrive at the final bonus payout. This resulted in the following payouts: Annual base salary applicable from Listing (€’000) Target annual bonus (applicable from Listing ) Business Performance Factor Strategic Priorities Performance Multiplier Total achievement as % of target (a) 2025 actual bonus (b) (€’000) Peter ter Kulve Chief Executive Officer 1,250 120% 76% 125% 76% x 125% = 95% 337 Abhijit Bhattacharya Chief Financial Officer 875 100% 76% 125% 76% x 125% = 95% 232 Annual Base Salary Target Bonus % Business Performance Factor (0-200% of target) Strategic Priorities Performance Multiplier (0-150%) Bonus Payout (a) For the period from 23 September to 7 December, this outcome applied to 75% of the annual bonus. The remaining 25% was subject to the Unilever performance outcome, which was assessed at 94% by Unilever. This Business Performance Factor is also multiplied by the Strategic Priorities Multiplier of 125% to arrive at the total bonus outcome. (b) Reported for the period from the date of appointment to the Board on 23 September 2025. (a) Equivalent to Organic Sales Growth metric in TMICC. (b) Equivalent to Adjusted EBIT growth metric in TMICC. (c) The actual Adjusted EBIT Growth and Cash Contribution are reported using the same foreign exchange rates as those incorporated into the targets at the time they were set. (d) Cash Contribution is calculated as the Adjusted EBITDA less Restructuring, Acquisition and Disposal related costs. Threshold (0% ) Target (100%) Maximum (200%) Management Report Management Report Financial Statements Further Information 4.3% €459m 76% 0.1%

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 74 Performance Share Plan and other share plan awards No PSP awards were made under the Directors’ Remuneration Policy in 2025 post-Demerger, other than in connection with the replacement of legacy awards granted by Unilever. Any outstanding Unilever share awards held prior to the Demerger and which were forfeited by Unilever were replaced with awards in TMICC shares. In addition, the Legacy Rollover Awards granted to the CEO and other participants in 2024 were fully converted to TMICC shares following the Company’s listing. Replacement Share Awards In line with other Group employees who held unvested Unilever share awards at the time of the Demerger, both the CEO and CFO are eligible for “Replacement Awards” under The Magnum Ice Cream Company Long Term Incentive Plan 2025. These Replacement Awards are made on substantially equivalent terms and with a value at grant matching the Unilever shares that lapsed as a result of time pro-rating. The CEO was eligible for Replacement PSP Awards corresponding to three previous Unilever PSP awards, originally granted in March of 2023, 2024 and 2025. In addition, he received a Replacement Award corresponding to a Unilever Targeted Share Award originally granted in March 2024. The Replacement Awards for the 2023 Unilever PSP and the Targeted Share Award were granted on 19 December 2025 and vested on 12 February 2026 following the outcome of the corresponding Unilever award, as determined by Unilever at 135% of the target level. The Remuneration Committee determined that the 2024 and 2025 Replacement PSP Awards would be granted in March 2026 and would vest in February 2027 and February 2028, respectively, in line with the terms of the legacy Unilever awards being replaced. The CFO was eligible to receive a Replacement Award corresponding to a previous Unilever PSP award, originally granted in March 2025. This award will be granted in March 2026 and will vest in February 2028. Legacy 2025 Performance Award The 2025 Performance Award was a one-off legacy commitment made in 2024 and subject to the performance of the Company in 2025 up to the Demerger. Both the CEO and CFO were eligible for an award valued at 50% of their target annual bonus, with half of the award delivered in early 2026 and the remaining half six months later. This award was subject to a stretching financial performance threshold, which required as a minimum that performance under the regular bonus would exceed the performance required for 150% payout. The Committee determined that the minimum performance required had not been achieved and, as a result, no payment would be made under this arrangement. Legacy Rollover Award To ensure the retention of talent deemed critical for, and reward personal contributions to the successful delivery of, the separation and establishment of an independent Ice Cream business, certain employees including the CEO were granted one-off awards of Unilever shares in 2024. Following the Demerger, these awards were ‘rolled over’ so that they instead related to shares in TMICC, while still subject to the original Unilever terms and conditions, adopted by the Board for this purpose. As a result, the CEO received a Rollover Award corresponding to the previous Unilever award received in 2024. This award did not have applicable Company performance conditions but was subject to continuous service and personal performance being assessed to be at least at a strong level. 50% of this award vested on 12 February 2026. The remaining 50% will vest in August 2026. The amount shown in the table on page 75 represents the non-cash expense recognised by the Company for this award during 2025. Management Report Management Report Financial Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 75 2025 outcomes The table below shows the remuneration of each Executive Director for the year 2025 from their appointment to the Board of Directors on 23 September 2025. It is important to note that the reported costs do not correspond to the actual amounts paid to individual Executive Directors. The share-based compensation represents the expense recognised for shares granted to the Executive Directors, in line with IFRS 2 share-based payment standards. Peter ter Kulve Chief Executive Officer Abhijit Bhattacharya Chief Financial Officer 2025(a) (€’000) Proportion of fixed and variable remuneration 2025(a) (€’000) Proportion of fixed and variable remuneration Base salary 319 233 Benefits 61 50 Fixed pay and benefits subtotal 380 30% 283 52% Annual bonus 337 232 Performance Share Plan (b) 333 25 Legacy Rollover Award 199 0 Variable remuneration subtotal 869 70% 257 48% Total remuneration (c) 1,249 540 (a) The figures shown reflect the remuneration in relation to the period from the date of appointment to the Board of Directors. (b) Includes legacy Targeted Share Award as described on page 74 under Replacement Share Awards. (c) Executive Directors did not receive any additional remuneration from any Group subsidiaries nor any loans or guarantees. Management Report Management Report Financial Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 76 Shares awarded to Executive Directors The following table presents a summary of all outstanding share awards, including those granted but not yet vested, as of 31 December 2025. For the purpose of transparency, the table also includes Replacement PSP awards that will be granted to the individual Executive Directors in March 2026. Plan Grant date Vesting date End of holding period Value of shares conditionally granted at grant(a) (€) No. of shares conditionally granted Value of shares as of 31 December 2025(b) (€) Peter ter Kulve(c) Chief Executive Officer 2023 Replacement PSP 19/12/2025 12/02/2026 12/02/2028 42,753(d) 3,126 43,064 Replacement Targeted Share Award 19/12/2025 12/02/2026 12/02/2028 23,159 1,727 23,522 Legacy Rollover Award 27/11/2024 12/02/2026 - 275,803 20,567 280,123 Legacy Rollover Award 27/11/2024 12/08/2026 - 275,803 20,567 280,123 2024 Replacement PSP March 2026 17/02/2027 17/02/2029 289,446 - (e) - 2025 Replacement PSP March 2026 16/02/2028 16/02/2030 422,195 - (e) - Abhijit Bhattacharya Chief Financial Officer 2025 Replacement PSP March 2026 16/02/2028 16/02/2030 728,074 - (e) - (a) Calculated using the average closing share price from 8 December 2025 to 18 December 2025, as applied at grant: Euronext Amsterdam - €13.41; London Stock Exchange - £11.69. (b) The closing prices on 31 December 2025 were as follows: Euronext Amsterdam - €13.62; London Stock Exchange - £11.775. (c) Under Unilever’s policy, the CEO’s legacy share awards were delivered net of tax, with the Company settling any taxes in cash at the point of vesting. To ensure substantial equivalence with the underlying Unilever awards, which were awarded on a net-of-tax basis, his Replacement awards are also granted on a net-of-tax basis. Any future share awards will be granted gross of tax. (d) Shares granted in pound sterling. The value was converted to euro using the full-year average exchange rate of €1 = £0.85474. (e) Number of shares to be determined, as these awards are to be granted in March 2026. The value of these awards has been calculated using the number of Unilever shares forfeited at the time of Demerger and the Unilever closing share price on 5 December 2025. The Unilever closing prices on that date were as follows: Euronext Amsterdam - €51.16; and London Stock Exchange - £44.56. Management Report Management Report Financial Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 77 Internal comparisons When setting the remuneration of the Executive Directors, the Remuneration Committee took into account the reward philosophy across TMICC. This philosophy is centred around offering fair, transparent, competitive and performance-driven rewards. The pay-for-performance principle cascades throughout the organisation: around 6,000 colleagues participate in the annual bonus plan under the same performance measures as the Executive Directors, with frontline teams in factories and sales having dedicated incentive schemes linked to their impact. Share plan participation extends widely, with nearly 2,000 colleagues receiving awards under our share plans on an annual basis. In addition, every TMICC employee received a €300 share award following our listing in December (the “Celebration Award”). More information on our wider reward philosophy can be found on page 22. Internal pay ratios are a relevant factor in determining the appropriateness of Executive Director remuneration as recognised in the Dutch Corporate Governance Code. The ratio of the CEO’s and CFO’s annual total remuneration to the average annual total remuneration of employees in 2025 was 68 and 29, respectively. These ratios have been calculated in accordance with the Dutch Corporate Governance Code by dividing the single-figure total remuneration for each Executive Director in 2025 by the average total remuneration of all other employees globally for the same period. The average total remuneration for all other employees has been derived from Note 4 on page 103. This calculation involved dividing the total personnel expense for 2025 by the reported number of FTEs (excluding Executive Directors), resulting in an amount of €67,689. The total remuneration of the Executive Directors was obtained from the table on page 75 and annualised for the purpose of this comparison. The Committee acknowledges that these ratios are shaped by numerous factors, such as a company’s industry, geographic footprint, and organisational structure. TMICC operates globally, with a considerable portion of its business and workforce based in emerging markets, where pay structures and levels are often substantially different from those in the Netherlands and Europe. Additionally, the Company’s production facilities and in-house sales teams worldwide increase the diversity of pay within the organisation. Therefore, comparing pay ratios with those of other companies or industries may not always be a meaningful exercise. Moreover, pay ratios can fluctuate considerably over time due to variables such as exchange rate movements and are strongly impacted by a company’s annual performance, which tends to have a greater effect on Executive Directors’ remuneration than on that of other employees as a greater proportion of their pay is performance-based. To address these limitations, the Committee will not only review current pay ratios but also trends over time, particularly in relation to Company performance. The table below sets out the annualised total remuneration for the Executive Directors, alongside the average remuneration for employees and the corresponding pay ratios. In future years, we will update this table to provide a five-year overview of pay ratio trends. Year Total annualised (a) remuneration (€’000) Average employee total remuneration (€’000) Pay ratio CEO CFO CEO CFO 2025 4,583 1,979 68 68 29 (a) The total remuneration figures for the CEO and CFO for 2025 as presented in this report reflect the period from their appointments to the Board of Directors on 23 September 2025. For the purposes of pay ratio calculations, these figures have been annualised by extrapolating the remuneration to represent a full twelve-month period. Shareholding requirements Under the Shareholding Policy, Executive Directors and Executive Leadership Team members are required to maintain a minimum shareholding in the Company. This requirement is intended to further align their interests with those of shareholders. The CEO must hold shares equal to 500% of base salary, while the CFO must hold shares equal to 400% of base salary. These shareholding requirements are at the higher end of market practice across both our AEX and international benchmarking peer groups. All after-tax shares must be retained until the relevant holding requirement is satisfied. Executive Directors are also obliged to adhere to the holding requirements set out in the Dutch Corporate Governance Code, meaning they must retain all after-tax shares awarded under the PSP and shares acquired from the exercise of options under the Foundation Plan for a minimum of five years from the date of grant (which in the case of Replacement PSP awards is calculated with reference to their original grant date). Management Report Management Report Financial Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 78 Once these requirements have been fulfilled, shares may be sold, provided that all relevant insider trading prevention regulations are observed. The table below shows the required holdings and the actual holdings as of 31 December 2025, expressed as multiples of annual base salary. Over 90% of the CEO’s holding and the full holding of the CFO reflect investments made following the listing. Shareholding requirement (value as multiple of annual base salary) Actual shareholding(a) (value as multiple of annual base salary) Peter ter Kulve(b) Chief Executive Officer 500% 476% Abhijit Bhattacharya Chief Financial Officer 400% 235% (a) Actual shareholdings have been calculated using the number of shares held and the closing share price on 31 December 2025. The closing prices on that date were as follows: Euronext Amsterdam - €13.62; London Stock Exchange - £11.775. (b) Includes 1,938 shares held by spouse. All shares beneficially owned and any awards not subject to performance conditions count towards the shareholding requirement (on an estimated net-of-tax basis if tax is expected to be payable). The shareholding requirement will continue to apply for a period of two years following the cessation of service. Contractual arrangements Executive Directors are engaged through a service agreement governed by Dutch law. These agreements are established as contracts for services and do not constitute employment contracts. Each agreement is for a fixed term of four years. Executive Directors are subject to annual re-election by the general meeting. Both the Executive Director and the Company may terminate the agreement by giving six months’ written notice. If the Company terminates the agreement other than for cause, the Executive Director may receive a severance payment limited to a maximum of one year’s base salary, in accordance with the Dutch Corporate Governance Code. No severance is payable upon voluntary resignation or if an Executive Director is dismissed, not re-elected by the general meeting or not proposed for re-election at the end of the term. 2025 remuneration of Non-Executive Directors Remuneration elements Fixed Membership and Committee fees The Non-Executive Directors received fees for Board membership and for serving as a Committee chair or member from the date of their appointment to the Board of Directors. The Board Chair received an all-inclusive fee, meaning he did not receive additional compensation for serving as a Committee chair or member. Other fees and reimbursements Non-Executive Directors are eligible to receive a travel allowance for each meeting attended that is held outside their country of residence, to recognise the additional time commitment required. This is set at €2,500 per meeting for continental travel and €5,000 per meeting for intercontinental travel. All reasonable travel and other business expenses incurred by Non-Executive Directors while performing their duties are reimbursed at cost. No loans or guarantees were granted by the Company to the Non-Executive Directors. Non-Executive Directors did not receive any additional remuneration from any Group subsidiaries. All shares held by Non-Executive Directors have been acquired at their own expense and are intended for long-term investment purposes. Management Report Management Report Financial Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 79 Policy fee levels for Non-Executive Directors Under the Directors’ Remuneration Policy, the fee levels are currently set as follows: (€’000) Chair Senior Independent Director Member Board 270 (a) 140 110 Audit and Risk Committee 35 - 25 Remuneration Committee 30 - 20 Nomination and Governance Committee 25(b) - 15 (a) All-inclusive fee: the Board Chair does not receive any additional remuneration for serving as a Committee chair or member. (b) Not payable whilst the Committee is chaired by the Board Chair. These fees were set at the median fee levels of the AEX. As secondary reference points, and given the Company’s international orientation, Non-Executive Director fee levels were also benchmarked against fee levels in European companies in the snacking and refreshments sector and UK listed companies of a similar size. 2025 outcomes The table below shows the remuneration for each Non-Executive Director for the year 2025 from the date of their appointment to the Board of Directors in September. 2025 (€’000) Board fee Committee fees Travel allowance Total Jean-François van Boxmeer(a) 74 - - 74 Stacey Cartwright (b) 37 10 - 47 René Hooft Graafland (b) 29 13 - 42 Melissa Bethell (b) 29 14 3 46 Stefan Bomhard (b) 29 12 3 44 Anja Mutsaers (b) 29 9 - 38 Reginaldo Ecclissato (b) 29 4 3 36 Total remuneration 256 62 9 327 (a) Appointed on 23 September 2025. (b) Appointed on 26 September 2025. Melissa Bethell Chair of the Remuneration Committee Management Report Management Report Financial Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 80 Other information Share capital and rights attaching to shares The authorised capital of the Company is €7,875,000,000. The authorised capital of the Company is divided into 2,250,000,000 shares, with a nominal value of €3.50 each. Further details relating to share capital can be found in Notes 14A and 14B. Upon issuance of shares, each shareholder shall have a right of pre-emption in proportion to the aggregate nominal value of such shareholder’s shares, subject to the limitations prescribed by the laws of the Netherlands and the Articles of Association (the Articles). The right of pre-emption does not apply to shares issued to employees of the Company or of a Group Company and shares issued against contribution other than in cash. Prior to each single issuance of shares, the right of pre-emption may be limited or excluded pursuant to a resolution of (i) a general meeting or (ii) the Board (if and during the fixed period the Board has been designated for that purpose by a general meeting at the proposal of the Board). The general meeting shall, for as long as such designation of the Board is in force, no longer have authority to resolve upon limiting or excluding the right of pre-emption. Unless the designation provides otherwise, it may not be withdrawn, other than upon a proposal thereto of the Board. A resolution of a general meeting to limit or exclude the right of pre-emption or to designate the Board for that purpose requires a majority of at least two-thirds of the votes cast, if less than one-half of the Company’s issued capital is represented at the meeting. The Articles shall apply by analogy to the granting of rights to subscribe for shares, but do not apply to the issuance of shares to a person exercising a right to subscribe for shares previously granted. Rights of pre-emption and authority to repurchase shares The Board currently has authority to issue shares or grant rights to subscribe for shares up to 10% of the number of shares currently in issue for any purpose, whether or not with a limitation or exclusion of the rights of pre-emption of existing shareholders of the Company; and the authorisation shall expire on the earlier of (i) the date falling six months following the conclusion of the 2026 Annual General Meeting and (ii) the date of renewal of the authorisation. The Board also has authority to acquire up to 10% of the shares in issue either through purchase on a stock exchange or otherwise, at a price, excluding expenses, not lower than the nominal value of the shares and not higher than 10% of the opening market price of the shares on each of the three stock exchanges where it is listed; and the authorisation shall expire on the earlier of (i) the date falling six months following the conclusion of the 2026 Annual General Meeting and (ii) the date of renewal of the authorisation. The Company has not repurchased any of its own shares. Substantial shareholders As at 27 February 2026, the following notifications were made to the Netherlands Authority for the Financial Markets (AFM) by substantial shareholders. The voting rights of substantial shareholders are the same as other shareholders. Date Name Number of Shares % Voting Interest 8 December 2025 Unilever PLC 121,533,558 19.85 17 December 2025 BlackRock Inc. 25,965,010 4.24 23 December 2025 Goldman Sachs Group Inc. 20,026,031 3.27 10 December 2025 FIL Limited 19,894,021 3.25 13 February 2026 Allan & Gill Gray Foundation 19,674,251 3.21 26 February 2026 Bank of America Corporation 17,565,194 2.87 22 December 2025 Barclays Plc 17,955,511 2.93 Nature of the trading market As at 31 December 2025, there were a total of 6,087 holders of record of TMICC shares on the share register; approximately 490 million TMICC shares were registered in the name of 3,505 holders of record with addresses in the US. These shares represented approximately 80% of the total TMICC shares in issue, of which approximately 45% relates to shareholders who hold their shares via Euroclear in the Netherlands and 41% to shareholders who hold their shares via Depositary Interests in the UK. Since certain of TMICC shares were held by brokers and nominees, the number of record holders in the US may not be representative of the number of beneficial holders, or of where the beneficial holders are resident. As at 31 December 2025, no interest was capitalised by the Group. Management Report Management Report Financial Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 81 Dividend waivers The Company has established an employee benefit trust (EBT) in order to satisfy its employee share award plan obligations. The Trustee of the EBT has agreed to waive, on an ongoing basis, any dividends payable on shares it holds in trust. Annual General Meeting The Company will hold its Annual General Meeting on 7 May 2026. The notice of convocation will be published on our website at least 42 calendar days prior to the meeting date. The business of the meeting will typically include: discussion of the Annual Report; the adoption of the Financial Statements; policy on additions to reserves and dividends; discharge of the members of the Board; or any other matters proposed by the Board or shareholders in accordance with Dutch law and the Articles. Pursuant to Dutch law the record date for the exercise of voting rights and rights relating to shareholders meetings is set at the 28th day prior to the date of the relevant meeting. Shareholders registered on such date are entitled to attend the meeting and to exercise the other shareholder rights (at the relevant meeting) notwithstanding any subsequent sale of their shares after the record date. Shareholders who wish to exercise the rights attached to their shares in respect of a shareholder meeting are required to register for such meeting. Shareholders may attend a meeting in person, vote by proxy or grant a power of attorney to a third party to attend the meeting and vote on their behalf. Details of registration for meetings, attendance and proxy voting will be included in the notice convening the relevant meeting. Contracts of significance and material contracts During the year, no Director had any interest in any shares or debentures in the Company’s subsidiaries, or any material interest in any contract with the Company or a subsidiary being a contract of significance in relation to the Company’s business. No member of the Group is party to any significant agreement that takes effect, alters or terminates upon a change of control or following a takeover of TMICC. In addition, there are no agreements providing for compensation for loss of office or employment as the result of a takeover of TMICC. There are no controlling shareholders of TMICC. Unilever PLC has a 19.85% shareholding in TMICC. As at the date of this Annual Report, TMICC is party to a Global Transitional Services Agreement, a Tax Matters Agreement and a Demerger Agreement with Unilever PLC. Prevention of insider trading policies and procedures The Company has adopted prevention of insider trading policies and procedures governing the purchase, sale, and other dispositions of its securities by Directors, senior management and employees that are reasonably designed to promote compliance with applicable prevention of insider trading laws, rules and regulations, and any listing standards applicable to the Company. Branch offices The Group operates through subsidiary companies and has one branch, being Betty Ice Distributie Chisinau Branch Moldova, Skuodo st. 28, Mazeikiai, LT-89100. Further details relating to subsidiaries can be found in Note 23. Directors’ share interests The table below sets out details of the Directors’ interests in shares as at 31 December 2025. None of the Directors or ELT members have a shareholding greater than 0.08%. Further details relating to share interests of Executive Directors can be found in the Directors’ Remuneration Report on page 76. Director Share Interests as at 31 December 2025 Melissa Bethell 7,750 Abhijit Bhattacharya 150,956 Stefan Bomhard1 8,655 Jean-François van Boxmeer 76,200 Stacey Cartwright 3,400 Reginaldo Ecclissato 20,027 René Hooft Graafland 35,500 Peter ter Kulve2 436,665 Anja Mutsaers 19,500 (1) Includes 955 shares of spouse (2)Includes 1,938 shares of spouse Management Report Management Report Financial Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 82 Based on its assessment and with reference to Best Practice Provision 1.4.3 of the 2025 Dutch Corporate Governance Code, the TMICC Board confirms to the best of its knowledge that: • Following the Company’s recent transition to a standalone organisation, the systems, processes, and internal controls supporting its risk management framework are still being established and embedded. The Management Report provides insights into the material failings identified in the effectiveness of the internal risk management and control systems within this developing environment; • the Company continues to develop its internal risk management and control systems with the objective of providing reasonable assurance that financial reporting does not contain material inaccuracies and that material misstatements are prevented or detected; but these systems remain in a maturing state; • the systems supporting sustainability reporting are similarly at an early stage of development. For 2025 reporting, the Company relied on Unilever for certain areas of reporting and is continuing to develop and embed its own processes, data sources, and internal controls, with the objective of progressively enhancing the robustness of sustainability reporting; • at the balance sheet date, the TMICC Board does not have information to suggest that the internal risk management and control systems fail to provide sufficient comfort that the operational and compliance risks identified in the Risk Management section of this Management Report are being effectively managed, considering the Company’s risk appetite; • based on the current state of affairs, it is justified that the financial reporting is prepared on a going concern basis; and • the Management Report states the material risks as well as uncertainties to the extent they are relevant for the Company’s continuity for a period of twelve months after the preparation of the report, as referred to in best practice provision 1.2.1. Given that the Company’s systems, processes and internal control frameworks are still maturing, these do not provide certainty over the achievement of strategic, operational, compliance, and reporting objectives, nor can they be relied upon to prevent or detect all misstatements, inaccuracies, fraud, operational issues, or non-compliance. On this basis, the TMICC Board considers that the Company is working towards compliance with best practice provision 1.4.3 of the Dutch Corporate Governance Code as it is not yet fully compliant with the provisions in 1.4.3 (ii)-(iv), which it expects to achieve by 2026. Management Statement and Report TMICC Board is responsible for establishing and maintaining adequate internal risk management and control systems. Further information on the Company’s risk management approach is set out in the Risk Management section of this Management Report. During the final three weeks of 2025, the Company demerged from Unilever and became a standalone organisation. An interim operating model was implemented, supported by extensive Transitional Service Agreements (TSAs) with Unilever to ensure continuity of operations. The reliance on shared financial and operational processes under these TSAs, alongside the continued development of the Company’s own processes and systems, created an environment exposed to inherent transitional, operational, financial, non-financial, and compliance risks. These risks are being addressed through a phased design and implementation of the Company’s risk management and internal control framework. This has been supported by enhanced governance oversight, internal risk assessments, targeted control testing and monitoring during the separation and stabilisation phase and internal audit in 2025. In 2026, the Company will focus on the implementation and stabilisation of controls, considering the Company’s risk appetite and strategic objectives; and will also address the requirements of Provision 29 of the UK Corporate Governance Code. Statement by the Board The Board recognises that internal risk management and control systems are subject to inherent limitations and cannot provide absolute assurance that all risks have been identified or effectively managed. The level of assurance provided is influenced by factors including the Company’s risk appetite, the complexity and maturity of its operations, external dependencies and the dynamic business environment. Certain risks therefore remain outside the Company’s direct control. The principal risks the Company faces, the Company’s risk management framework and risk appetite are described in the Risk Management section of this Management Report. Management Report Management Report Financial Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 83 and established internal control principles (COSO 2013), as well as the underlying SOX and ICFR expectations for listed entities. The framework is tailored to the Group’s specific risks, complexity, and materiality as a listed entity, and includes clear control activities, defined ownership and accountability, and management review controls designed to prevent and detect material misstatements. Directors Responsibility Statement Each of the Directors confirms that, to the best of their knowledge: • the 2025 TMICC Annual Report, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the Company’s position and performance, business model and strategy; • the Financial Statements which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and EU-adopted international accounting standards give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and • the Management Report includes a fair review of the development and performance of the business and the position of TMICC and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face. The Directors and their roles are listed on pages 45 to 47. Josh Frank was not a Director as at 31 December 2025. He was appointed to the Board on 16 March 2026 and will assume responsibility for the 2026 Annual Report. Going concern The activities of the Group, together with the factors likely to affect its future development, performance, financial position, cash flows, liquidity, and borrowing facilities are described on pages 1 to 32. In addition, Notes 14 to 17 on pages 123 to 135 describe the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities, and its exposures to credit and liquidity risk. Although not assessed over the same period as going concern, the viability of the Group has been assessed on page 40. The Group has significant financial resources together with established business relationships with many customers and suppliers around the world. Consequently, the Directors believe that the Group is well placed to manage its business risks successfully for at least 12 months from the date of approval of the Financial Statements. After making enquiries, the Directors consider it appropriate to adopt the going concern basis of accounting in preparing this Annual Report. The Company remains committed to further strengthening its risk management and internal control framework in line with the best applicable practice, particularly in the jurisdictions where it is listed, recognising that such systems are designed to provide reasonable and/or limited, but not absolute, assurance. The Company’s risk management framework and related Board statements provide governance context for the external auditor’s risk assessment, while the audit approach remains independently determined in accordance with applicable auditing standards. This statement should not be interpreted as a statement made in response to the requirements of the US Sarbanes-Oxley Act (SOX). This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies. Internal control framework and carve-out considerations During the preparation of the 2024 Combined Carve-Out Financial Statements, a material weakness was identified within the Unilever Group’s internal control over financial reporting (ICFR) because a small number of control activities were not precise enough to prevent or detect all material misstatements. As a result of this material weakness, two material misstatements were not detected during the preparation of the 2024 Combined Carve-Out Financial Statements, though these misstatements were detected and corrected prior to the finalisation of the 2024 Combined Carve-Out Financial Statements. The control weaknesses related specifically to the process to prepare the 2024 Combined Carve-Out Financial Statements and Condensed Combined Financial Statements. Following the Separation, the Group’s Financial Statements have been prepared through consolidation of its own entities rather than through carve-outs from Unilever legal entities. Consequently, the control deficiencies identified within the Unilever Group’s carve-out processes are no longer relevant. In anticipation of future compliance with SOX and ICFR expectations for listed entities and in response to the identified deficiency, the Group has continued to design and implement its own ICFR framework following the Separation to mitigate the risks associated with financial and non-financial reporting. The ICFR framework is being developed in alignment with applicable regulatory requirements Management Report Management Report Financial Statements Further Information

Financial Statements Financial Statements The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 84 Reports of the independent registered public accounting firms Consolidated financial statements Notes to the consolidated financial statements Management Report Financial Statements Further Information

Management Report	Financial Statements	Further Information

Report of Independent Registered
Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors The Magnum Ice Cream Company N.V.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of The Magnum Ice Cream Company N.V. (and subsidiaries) (‘’the Company’’) for the year ended 31 December 2025, the related consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity, and the consolidated cash flow statement for the year ended 31 December 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2025, and the results of its operations and its cash flows the year ended 31 December 2025, in conformity with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Separation and establishment of the Company

As discussed in Note 1 of the consolidated financial statements, the Company accounted for the separation as a business combination under common control using predecessor accounting. As a result, the consolidated financial statements have been prepared as if it owned the ice cream business (‘business’) from the earliest period presented. The Company recognised the difference between the net book value of the ice cream business transferred to the group under common control and the fair value of the shares issued directly in equity. Additionally, as discussed in Note 21, as part of the transaction, the Company and Unilever have entered into certain Transitional Services Agreements (TSAs). Unilever transacts with customers on the Company’s behalf in accordance with the TSA. The Company assessed that it is the principal and recognises revenue from these transactions on a gross basis. As discussed in Note 2, the Company recognised €7,910 million revenue, a portion of which relates to these transactions.

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 85

Management Report	Financial Statements	Further Information

We identified the evaluation of the impact of the legal agreements related to the separation and establishment of the Company on the recognition of the other reserves due to predecessor accounting and revenue as a critical audit matter. Evaluating the appropriateness of the recognition of the other reserves due to predecessor accounting required a high degree of auditor judgement and audit effort due to the lack of specific requirements in the financial reporting standards on how to account for such transactions. Also, evaluating the Company’s revenue recognition policy and accounting, specifically the determination of principal versus agent related to the TSAs, required auditor judgement in assessing whether the Company is responsible to fulfil customer orders and bears the inventory risk.

The following are the primary procedures we performed to address this critical audit matter.

●	We inquired with management and inspected relevant legal documents related to the transfer of the business to obtain an understanding of the positions taken by the Company related to the recognition of the other reserves due to predecessor accounting.
●	We evaluated the terms and conditions of the TSA against the revenue recognition criteria of IFRS 15 related to the principal versus agent assessment, and assessed whether the transactions have been recorded appropriately.
●	For a selection of accounting papers describing the separation and TSAs, we evaluated the decisions made by management related to the accounting policies for shareholders’ equity and revenue through comparisons with market practice and financial reporting standards.

/s/ KPMG Accountants N.V.

We have served as the Company’s auditor since 2025.

Amstelveen, the Netherlands

18 March 2026

Report of Independent Registered Public Accounting Firm

To the Board of Directors The Magnum Ice Cream Company B.V.

Opinion on the Combined Carve-out Financial Statements

We have audited the accompanying combined carve-out balance sheet of Unilever PLC’s Ice Cream business in certain jurisdictions (the “Ice Cream Business”) as of 31 December 2024, the related combined carve-out income statements, the combined carve-out statements of comprehensive income, the combined carve-out statements of changes in net parent investment, and the combined carve-out cash flow statements for each of the years in the two‑year period ended 31 December 2024, and the related notes (collectively, the combined carve-out financial statements).

In our opinion, the combined carve-out financial statements present fairly, in all material respects, the financial position of the Ice Cream Business as of 31 December 2024, and the results of its operations and its cash flows for each of the years in the two‑year period ended 31 December 2024, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

These combined carve-out financial statements are the responsibility of the Ice Cream Business’s management. Our responsibility is to express an opinion on these combined carve-out financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Ice Cream Business in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined carve-out financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the combined carve-out financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined carveout financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined carve-out financial statements. We believe that our audits provide a reasonable basis for our opinion

/s/ KPMG LLP

We served as the Company’s auditor from 2014 to 2025.

London, United Kingdom

6 August 2025

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 86

Management Report	Financial Statements	Further Information

Consolidated financial statements

Consolidated income statement

for the year ended 31 December

In millions of €	Notes	2025	2024	2023
Revenue	2	7,910	7,947	7,618
Operating Profit	2	599	764	742
Net finance costs	5	(121)	(17)	(20)
- Pensions and similar obligations		(9)	(12)	(11)
- Finance income		27	2	1
- Finance costs		(139)	(7)	(10)
Net monetary gain/(loss) arising from hyperinflationary economies	1	(31)	—	(10)
Profit before taxation		447	747	712
Taxation	6A	(140)	(152)	(203)
Net profit		307	595	509
Attributable to:
- Non-controlling interests		14	16	17
- Shareholders of the Company		293	579	492
Earnings per share, in €	7
Basic earnings per share		0.48
Diluted earnings per share		0.48

Consolidated statement of comprehensive income

for the year ended 31 December

In millions of €	Notes	2025	2024	2023
Net profit		307	595	509
Other comprehensive income	6C
Items that will not be reclassified to profit or loss, net of tax:
- Remeasurement of defined benefit pension plans		46	38	—
Items that may be reclassified subsequently to profit or loss, net of tax:
- Gains/(losses) on cash flow hedges		(81)	88	2
- Currency retranslation gains/(losses)		(238)	137	(50)
Total comprehensive income		34	858	461
Attributable to:
- Non-controlling interests		11	17	16
- Shareholders’ equity		23	841	445

The 2024 and 2023 consolidated income statement and the 2024 and 2023 consolidated statement for comprehensive income for the comparative information is derived from the Combined Carve-out Financial Statements and was named Combined Carve-Out Income Statement and Combined Carved-Out Statement of Comprehensive Income.

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 87

Management Report	Financial Statements	Further Information

Consolidated statement of changes in equity

for the year ended 31 December

						Total
	Invested	Share	Share	Retained	Other	shareholders’	Non-controlling	Total
In millions of €	capital	capital	premium	earnings	reserves	equity(h)	interests	equity
1 January 2023	1,775	—	—	—	178	1,953	25	1,978
Profit or loss for the period (a)	492	—	—	—	—	492	17	509
Other comprehensive income, net of tax:
- Cash flow hedges gains/(losses)	—	—	—	—	2	2	—	2
- Remeasurement of defined benefit pension plans	—	—	—	—	—	—	—	—
- Currency retranslation gains/(losses) (c)	—	—	—	—	(49)	(49)	(1)	(50)
Total comprehensive income/(loss)	492	—	—	—	(47)	445	16	461
Share-based payment credit (d)	20	—	—	—	—	20	—	20
Other transactions with Unilever (e)	92	—	—	—	—	92	—	92
Transactions with owners of the non-controlling interests (e)	—	—	—	—	—	—	(16)	(16)
31 December 2023	2,379	—	—	—	131	2,510	25	2,535
Profit or loss for the period (a)	579	—	—	—	—	579	16	595
Other comprehensive income, net of tax:
- Cash flow hedges gains/(losses)	—	—	—	—	88	88	—	88
- Remeasurement of defined benefit pension plans	—	—	—	—	38	38	—	38
- Currency retranslation gains/(losses) (c)	—	—	—	—	136	136	1	137
Total comprehensive income/(loss)	579	—	—	—	262	841	17	858
Share-based payment credit (d)	32	—	—	—	—	32	—	32
Other transactions with Unilever (e)	(594)	—	—	—	—	(594)	—	(594)
Transactions with owners of the non-controlling interests (e)	—	—	—	—	—	—	(19)	(19)
Dividends paid to non-controlling interests	(11)	—	—	—	—	(11)	—	(11)
31 December 2024	2,385	—	—	—	393	2,778	23	2,801

The 2024 and 2023 consolidated statement of changes in equity for comparative information is derived from the Combined Carve-out Financial Statements and was named Combined Carve-Out Statement of Changes in Net Parent Investment.

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 88

Management Report	Financial Statements	Further Information

						Total
	Invested	Share	Share	Retained	Other	shareholders’	Non-controlling	Total
In millions of €	capital	capital	premium	earnings	reserves	equity(h)	interests	equity
31 December 2024	2,385	—	—	—	393	2,778	23	2,801
Profit or loss for the period (a)	480	—	—	(187)	—	293	14	307
Other comprehensive income, net of tax:
- Cash flow hedges gains/(losses)	—	—	—	—	(81)	(81)	—	(81)
- Remeasurement of defined benefit pension plans (b)	108	—	—	8	(70)	46	—	46
- Currency retranslation gains/(losses) (c)	—	—	—	—	(235)	(235)	(3)	(238)
Total comprehensive income/(loss)	588	—	—	(179)	(386)	23	11	34
Share-based payment credit (d)	28	—	—	7	—	35	—	35
Dividends paid to non-controlling interests	—	—	—	—	—	—	(9)	(9)
Hedging gain/(loss) transferred to non-financial assets	—	—	—	—	(31)	(31)	—	(31)
Separation:
- Dividends paid to Unilever	(83)	—	—	—	—	(83)	—	(83)
- Other transactions with Unilever (e)	(2,495)	—	—	—	—	(2,495)	—	(2,495)
- Transactions with owners of the non-controlling interests (e)	—	—	—	—	—	—	(17)	(17)
- Deferred tax recognition on Separation (f)	398	—	—	—	—	398	—	398
Share issuance and formation of TMICC N.V.(g)	(821)	2,143	5,798	—	(7,120)	—	—	—
31 December 2025	—	2,143	5,798	(172)	(7,144)	625	8	633

(a)	Profit for the period prior to the Demerger is presented within Invested Capital.
(b)	Movement attributable to the period prior to the Demerger is presented in Invested Capital, while the movement attributable to the period post Demerger is presented in Retained earnings. The pension reserve balance of €70 million as at 31 December 2024 is reclassified from Other Reserves to Invested Capital.
(c)	Includes a hyperinflation adjustment in relation to Türkiye for the years ended 31 December 2023, 2024, and 2025.
(d)	The share-based payment credit represents the non-cash charge recorded in operating profit for the fair value of share awards granted to employees. It includes the fair value of Unilever share awards allocated to the Group, for the pre-Demerger period, which is presented in Invested Capital. Following the Demerger, the Group granted its own share awards to employees, and the related non-cash charge in operating profit for these awards is presented in Retained earnings. See Note 4C.

(e)	Other transactions with Unilever and Transactions with owners of the non-controlling interests reflect the fact that prior to the Demerger, the Group did not retain cash generated from operating activities and represent the cash out flow associated with repatriating such cash to Unilever, net of any movements in working capital, financing and investing activities. As part of the separation, the Group paid €3,162 million to Unilever for the transaction, offset by the inventory subsidy receipt of €905 million and working capital subsidy payment of €300 million. Transactions with owners of the non-controlling interests also includes the buy back of minority shareholders in Indonesia following the Separation.
(f)	Following the Separation, the Group recognised a net deferred tax asset. See Note 6B.
(g)	On 6 and 7 December 2025, the Magnum Ice Cream Company N.V. issued 612,245,455 shares with a nominal value per share of €3.50 per share. The total shares issued had an estimated fair value of €7,941 million (based on the market price on the first day of trading). The difference between the estimated fair value and the nominal value of the shares issued has been recognised as share premium of €5,798 million. See Note 14A.
(h)	In 2023 and 2024 in the Combined Carve - out Financial Statements this was referred to as Net Parent Investment.

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 89

Management Report	Financial Statements	Further Information

Consolidated balance sheet

for the year ended 31 December

In millions of €	Notes	31 Dec 2025	31 Dec 2024
Assets
Non-current assets
Goodwill	8	510	585
Intangible assets	8	731	793
Property, plant and equipment	9	2,306	2,355
Pension asset for funded schemes in surplus	4B	78	—
Deferred tax assets	6B	520	130
Other non-current assets	10	186	29
Total non-current assets		4,331	3,892

Current assets
Inventories	11	873	920
Trade and other current receivables	12	1,790	635
Current tax assets		45	4
Cash and cash equivalents	16A	441	70
Other financial assets		8	—
Total current assets		3,157	1,629
Total assets		7,488	5,521

The 2024 and 2023 consolidated balance sheet comparative information is derived from the Combined Carve-out Financial Statements and was named Combined Carve-Out Balance Sheet

In millions of €	Notes	31 Dec 2025	31 Dec 2024
Liabilities
Non-current liabilities
Financial liabilities	14C	3,311	248
Pensions and post-retirement healthcare liabilities:
- Funded schemes in deficit	4B	1	6
- Unfunded schemes	4B	75	92
Provisions due after more than one year	18	31	39
Deferred tax liabilities	6B	206	298
Other non-current liabilities	13	124	8
Total non-current liabilities		3,748	691

Current liabilities
Financial liabilities due within 1 year	14C	105	85
Trade payables and other current liabilities	13	2,921	1,818
Current tax liabilities		42	24
Provisions	18	39	102
Total current liabilities		3,107	2,029
Total liabilities		6,855	2,720

Equity	14B
Shareholders’ equity(a)		625	2,778
Non-controlling interest		8	23
Total equity		633	2,801
Total liabilities and equity		7,488	5,521

(a)	In 2024 in the Combined Carve - out Financial Statements this was referred to as Net Parent Investment.

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 90

Management Report	Financial Statements	Further Information

Consolidated cash flow statement

for the year ended 31 December

In millions of €	Notes	2025	2024	2023
Net Profit		307	595	509
Taxation	6	140	152	203
Net monetary (gain)/loss arising from hyperinflationary economies	1	31	—	10
Net Finance Costs	5	121	17	20
Operating Profit		599	764	742
Adjustments for
- Depreciation, amortisation and impairment (a)		338	376	357
- Non-cash charge for share-based compensation		35	32	20
- Elimination of (profits)/losses on disposals		15	—	7
Changes in working capital(d):		(231)	70	56
- Inventories		(49)	3	54
- Trade and other receivables		(1,514)	41	30
- Trade payables and other liabilities		1,332	26	(28)
Pensions and similar obligations less payments		(34)	(34)	(30)
Provisions less payments		(73)	41	(14)
Other adjustments		—	4	6
Cash flow from operating activities		649	1,253	1,144
Income tax paid		(166)	(140)	(230)
Net cash flow from operating activities		483	1,113	914

(a)	Represents amortisation and depreciation charges on intangible assets, property, plant and equipment, and leased assets recognised in the balance sheet. For 2023, 2024, and the first half of 2025, this also includes allocated charges for shared assets with Unilever that did not transfer to the Group at Separation. From H2 2025, these depreciation and amortisation costs are included within the TSA charge from Unilever, reflecting the Group’s continued use of those assets during the Transitional Period.
(b)	As part of the Separation, TMICC paid €3,162 million to Unilever, offset by an inventory subsidy receipt of €905 million and a working capital subsidy payment of €300 million. A dividend to Unilever of €83 million did not result in a separate cash outflow, as it was a cash neutral dividend distribution with an equal and opposite movement recognised in ‘Transactions with Unilever’.

For the period prior to the Separation, the Group relied on Unilever’s centralised approach to cash management and financing. These amounts represent the cash outflow associated with repatriating cash generated from operating activities to Unilever, net of movements in working capital, financing and investing activities up to the date of the Demerger.

In millions of €	Notes	2025	2024	2023
Interest Received		15	2	1
Purchase of intangible assets		(3)	—	(2)
Purchase of property, plant and equipment		(357)	(321)	(278)
Disposal of property, plant and equipment		30	22	27
Acquisition of businesses, net of cash		—	(61)	(604)
Disposal of other non-current investments		—	(1)	2
Net cash flow from/(used in) investing activities		(315)	(359)	(854)
Dividends paid to Unilever(b)		(83)	(11)	—
Interest paid		(130)	(13)	(10)
Additional financial liabilities		3,078	2	—
Repayment of financial liabilities		—	—	(3)
Lease payments		(56)	(39)	(45)
Transactions with Unilever (b)		(2,595)	(676)	7
Other financing activities		(9)	—	—
Net cash flow from/(used in) financing activities		205	(737)	(51)
Net increase/(decrease) in cash and cash equivalents		373	17	9
Cash and cash equivalents at the beginning of the year		67	50	43
Effect of foreign exchange rate changes		(4)	—	(2)
Cash and cash equivalents at the end of the year (c)	16	436	67	50

(c)	None of the cash, cash equivalents, debt or related interest income and expense at the corporate level have been assigned to the Group in comparative periods, with the exception of cash, debt and related interest held by entities that only contained Ice Cream related activities. These are listed in Note 23.
(d)	Includes the impact of Inventory subsidy and Working capital subsidy exchanged between Unilever Group and TMICC Group explained in Note 21 and (b).

The 2024 and 2023 consolidated cash flow statement for comparative information is derived from the Combined Carve-out Financial Statements and was named Combined Carve-Out Cash Flow Statement.

●

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 91

Management Report	Financial Statements	Further Information

Notes to the consolidated financial statements

The accompanying notes are an integral part of the consolidated financial statements.

1. General information

Reporting entity

The Magnum Ice Cream Company N.V. (“TMICC”) is a public limited liability company (naamloze vennootschap) domiciled in the Netherlands. TMICC is headquartered in Amsterdam and its registered address is Reguliersdwarsstraat 63, 1017BK Amsterdam, the Netherlands. The consolidated financial statements of TMICC as at 31 December 2025 comprise TMICC and its subsidiaries (together referred to as ‘TMICC’, the “Company” or the “Group”). TMICC is the global leader in the ice cream industry, operating in 80 markets with an extensive portfolio of global and local brands.

Basis of preparation

The consolidated financial statements are:

●	Prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and endorsed by the European Union (EU). The consolidated financial statements comply with the statutory provisions of Part 9, Book 2 of the Dutch Civil Code. All standards and interpretations issued by the IASB and the IFRS Interpretation Committee effective 2025 have been endorsed by the EU. As a result our accounting policies also fully comply with IFRS accounting standards as issued by the IASB.
●	Authorised for issue by the Board of TMICC on 18 March 2026 and subject to adoption by the General Meeting on 7 May 2026.
●	Prepared under the historical cost convention, unless otherwise indicated.
●	Prepared on a going concern basis.
●	Presented in Euro, which is the Company’s functional currency and Group’s presentation currency.
●	Rounded to the nearest million unless stated otherwise.
●	The 2024 and 2023 comparative information is derived from the Combined Carve-out Financial Statements as disclosed in the listing prospectus.

In December 2025, the Ice Cream business of Unilever was transferred to the Group (the Demerger).

In return, the Group issued shares in TMICC N.V. to the shareholders of Unilever PLC on 6 December 2025 and its shares were admitted to trading on Euronext Amsterdam, the London Stock Exchange, and the New York Stock Exchange on 8 December. Management concluded that this transaction was under common control.

Management decided to apply the book value method (predecessor accounting). As such, the carrying amounts of the Unilever Ice Cream business as at the date of the Demerger have been transferred to the Group. The separation from Unilever (“Separation”) (refer to Note 21) was executed as one single economic event yet sequenced via a series of legal proceedings and activities between 1 July 2025 and 8 December 2025.

Prior to the Demerger, the Ice Cream business was operated largely through legal entities that carried out both Ice Cream and non-Ice Cream activities, as well as through dedicated subsidiaries within Unilever. Between 1 July and 8 December 2025, Unilever established its Ice Cream business under the intermediate holding company TMICC HoldCo B.V. From 1 July 2025, the Group and Unilever entered into a Global Transitional Services Agreements (GTSA) to ensure business continuity (refer to Note 21).

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 92

Management Report	Financial Statements	Further Information

The following paragraphs include a description of the Basis of preparation principles and how estimates, judgements, and assumptions have been applied for the purpose of preparing the consolidated financial statements for the periods from the period 1 January 2025 until 30 June 2025 and for the prior year comparatives.

Net parent investment in previously reported financial statements has been renamed to Invested Capital, these terms are used interchangeably.

Income statements and statements of other comprehensive income

Unilever’s general corporate expenses and shared expenses

Expenses for support functions were provided centrally and recharged to the Group. These included indirect central costs (primarily related to the sales force and general marketing) and general corporate expenses (primarily related to finance, legal, information technology, human resources, communications, and audit). These management charges were recharged by Unilever based on direct usage when identifiable or based on a proportion of revenue or other applicable measures, adjusted on a line-by-line basis to reflect specific local circumstances. These were deemed to have been cash settled by the Group to Unilever in the period in which these costs were accrued. From the period after 1 July 2025, these have been replaced by charges arising from Transitional Service Agreements (See Note 21).

Operating costs including amortisation and depreciation

Operating costs included amortisation and depreciation charges relating to intangible assets, property, plant and equipment, and leased assets and liabilities included in the ‘as-if’ balance sheet (see balance sheet items below), and an allocation of amortisation and depreciation charges for shared assets with Unilever utilised by the Group. These costs were deemed to have been settled through Invested Capital.

Performance share plans and other share awards

Certain employees of the Group participated in the Unilever performance share plans and other share awards. Costs related to participating employees were allocated to the Group based on a proportion of revenue. In addition, the Group also received an allocation of share-based compensation charges with respect to corporate employees of Unilever.

Pension costs	Pension costs recorded in the consolidated income statements included pension charges for dedicated Ice Cream employees and an allocation based on revenue for other employees.
Net finance costs

Included only net finance costs incurred by the ice cream dedicated entities that existed prior to the Separation. Interest incurred by Unilever or interest on funding provided by Unilever as part of Unilever’s invested capital was not allocated to the Group.

Realised gains/ or losses on forex derivatives

Unilever hedged foreign currency exposures using derivatives on the net forex exposure of the Unilever Group. However, given that the derivatives were held at the Unilever level, they could not be accounted for in the consolidated financial statements as the Group was not party to the contracts. While there was no recognition of forex derivatives entered into by Unilever in the consolidated financial statements, a proportional allocation of the realised gains/ or losses on forex derivatives was recognised in the income statement.

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 93

Management Report	Financial Statements	Further Information

Taxation

The total tax charge for the periods prior to the Separation was computed on a territory-by-territory basis using the relevant country’s effective tax rate or, where more appropriate, its statutory tax rate. Where effective tax rates were used, these were adjusted for any specific inclusions or exclusions to ensure that they were specific to the Group. The tax rates were then applied to countries’ carved-out profit before tax, as adjusted for transfer pricing impacts, to calculate the total tax charge attributable to the Group. The deferred tax balances and movements were calculated with the deferred tax movement being deducted from the total tax movement to arrive at the current tax charge.

Management believes the allocation methods applied in the comparative periods and for the first six months to be a reasonable reflection of the utilisation of services provided by Unilever. However, different allocation methods could have resulted in different outcomes. Had the Group operated independently during the periods presented, the level of costs incurred would have been different and would have been influenced by a number of factors including the chosen organisation structure, the functions that are outsourced as opposed to performed by employees, and by other strategic decisions made in areas such as information technology and infrastructure. The allocation methods are therefore not necessarily representative of the financial positions, results of operations or cash flows that would have been reported if the Group operated on its own or as an entity independent from Unilever during the comparative periods. Actual cost levels may thus deviate from historical presentation.

Cash flow statement

For the period from 1 January 2025 to 30 June 2025, and for the prior year comparatives, the statements of cash flows have been prepared using the indirect method, in line with the Group’s accounting policy.

Under this method, profit or loss was adjusted for non-cash transactions, deferrals or accruals of past or future operating cash receipts or payments, and items of income or expense associated with investing or financing cash flows. Up to the Demerger, Unilever used a centralised approach to cash management and financing its operations, and transactions between Unilever and the Ice Cream business were accounted for through Invested Capital. These cash flows to and from Unilever have changed Unilever’s investment in the Group and has been presented as ‘Other transactions with Unilever’ in the Consolidated statement of changes in equity. This relationship is presented in the financing activities as ‘Transactions with Unilever’.

Accordingly, none of the cash, cash equivalents, debt or related interest income and expense at the corporate level have been assigned to the Ice Cream business up to Separation, with the exception of cash, debt and related interest held by entities that only contained Ice Cream related activities. Historically, the Ice Cream business recognised payables and receivables with the related customers and suppliers. As a result of the GTSA entered into on 1 July 2025, these have been replaced with positions directly with Unilever, which is acting as a service provider to the Group. Refer to Note 21 for more details on the GTSA.

Any tax expenses described under taxation as part of the income statements and statements of other comprehensive income have been considered as tax paid in the cash flow statements during the period prior to the Demerger.

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 94

Management Report	Financial Statements	Further Information

Comparative period balance sheet

The comparative balance sheet included Ice Cream assets and liabilities that were specifically identifiable or otherwise attributable to the Group as follows:

Property, plant and equipment

This included “owned assets” and “leased assets” that were dedicated historically and were directly attributed to the Group. Shared central property, plant and equipment such as head offices, regional offices and associated equipment were excluded from the comparative balance sheet as these assets would not be transferred to the Group.

Goodwill	This was derived by aggregating the goodwill balances from historic acquisitions of Ice Cream brands since the Unilever Group’s IFRS implementation in 2005.
Trade and other current receivables

These were specifically assigned to the Group where identifiable or were allocated based on the relative percentage of Group revenue by customer, which approximated allocation on an item-by-item basis.

Inventories	They were specifically identifiable and assigned to the Group.
Trade payables and other liabilities

They were specifically assigned to the Group where identifiable or were allocated based on the relative percentage of either Ice Cream purchases or cost of sales, which approximates allocation on an item-by-item basis. Payroll accruals were specifically assigned or were allocated to the Group based on a proportion of revenue.

Provisions

They were specifically assigned to the Group where directly identifiable or based on the relative percentage of either Ice Cream revenue or cost of sales, depending upon the nature of the provision. Contingent liabilities were assigned on a consistent basis to provisions.

Deferred tax

Deferred tax was calculated using three different approaches depending on the nature of the underlying item.

●For items with no associated tax base, the related amounts were tax effected using the applicable local tax rate of the relevant legal entity.
●For Brands, the amounts included reflected the deferred tax directly attributable to the specific brands included in intangible assets.
●For property, plant and equipment, deferred tax has been determined by applying a proportional approach based on the share of the underlying asset’s pre-tax value that is included in the consolidated financial statements.

Derivatives

Unilever hedged commodity exposures using derivatives for the whole Unilever business. Where Unilever applied cash flow hedge accounting to these derivatives, hedge accounting was applied to the derivatives attributable to the Group.

Share capital

The Group did not constitute a separate legal group in the past and therefore was not meaningful to show share capital or an analysis of reserves prior to the Separation. The net assets of the Group were represented by the cumulative investment of the Unilever Group in the Group (shown as ‘‘Invested capital”).

Intercompany receivables from, and payables to

Intercompany receivables from, and payables to, and funding from Unilever within dedicated Ice Cream legal entities were presented as part of related party receivables, payables and loans, respectively.

Cash, cash equivalents, debt

None of the cash, cash equivalents or debt at the corporate level prior were assigned to the Group, with the exception of cash, debt and related interest held by entities that only contained Ice Cream related activities.

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 95

Management Report	Financial Statements	Further Information

Defined benefit plans

For defined benefit plans for which the Group had a liability or when the legal liability was linked to and followed the relevant Ice Cream employee, balance sheet surplus or deficit comprised the total of the estimated market value of plan assets less the present value of the defined benefit liabilities. For defined benefit plans for which the Group had no liability, or where the number of Ice Cream employees was so low that any defined benefit exposure is not expected to be material, no assets or liabilities were recognised.

Accounting policies

The 2025 consolidated financial statements present the Group’s results, assets, liabilities, and cash flows in accordance with IFRS 10, eliminating intercompany transactions through standard consolidation procedures. In the period prior to the Demerger, IFRS 10 was applied as-if the Ice Cream business was a standalone business. The previously issued financial statements were prepared and issued on a combined, carve out basis as the Ice Cream business did not form part of a consolidated group.

Material accounting policies are included in the relevant Notes to the consolidated financial statements and presented as text highlighted in grey on pages 99 to 142. These accounting policies have been applied consistently throughout the periods presented in the consolidated financial statements.

Foreign currencies

The consolidated financial statements are presented in Euros (€) which is the Group’s presentation currency.

Items included in the consolidated financial statements of individual Group companies or operations are recorded in their respective functional currency, which is the currency of the primary economic environment in which each entity operates.

Foreign currency transactions in individual Group companies or operations are translated into functional currency using exchange rates at the date of the transaction. Foreign exchange gains and losses from settlement of these transactions, and from translation of monetary assets and liabilities at year-end exchange rates, are recognised in the income statement.

Following the Separation on 1 July 2025, the Group entered into contracts to hedge foreign currency exposures, see Note 15 for further information.

In preparing these consolidated financial statements the balances in individual Group companies or operations are translated from their functional currency into Euros. Apart from the financial statements of Group companies in hyperinflationary economies (see below), the income statement, the cash flow statement and all other movements in assets and liabilities are translated at average rates of exchange as a proxy for the transaction rate, or at the transaction rate itself if more appropriate. Assets and liabilities are translated at year-end exchange rates.

The financial statements of Group companies whose functional currency is the currency of a hyperinflationary economy are adjusted for inflation and then translated into Euros using the balance sheet exchange rate. To determine the existence of hyperinflation, the Group assesses the qualitative and quantitative characteristics of the economic environment of the country, such as the cumulative inflation rate over the previous three years.

The effect of exchange rate changes during the year on the net assets of foreign operations is recorded in the consolidated statement of comprehensive income.

Hyperinflationary economies

The Türkiye economy was designated as hyperinflationary from 1 July 2022. As a result, application of IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ has been applied to all Group units whose functional currency is the Turkish lira. The application of IAS 29 includes:

●	adjustment of historical cost non-monetary assets and liabilities for the change in purchasing power caused by inflation from the date of initial recognition to the balance sheet date;
●	adjustment of the income statement for inflation during the reporting period;
●	translation of income statement at the period-end foreign exchange rate instead of an average rate;
●	adjustment of the income statement to reflect the impact of inflation and exchange rate movement on holding monetary assets and liabilities in local currency.

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 96

Management Report	Financial Statements	Further Information

The main effects on the consolidated financial statements for Türkiye are:

In millions of €	2025	2024	2023
Total assets increase/(reduction)	(7)	42	8
Revenue increase/(reduction)	(1)	79	20
Operating profit increase/(reduction)	(14)	7	1
Net monetary gain/(loss)	(31)	—	(10)

Climate change

The Group does not believe that there is a material impact on the financial reporting judgements, estimates and going concern assessment arising from the impact of Climate Change. To reach this conclusion, Management has reviewed each balance sheet line item and identified those line items that could have a potential impact by climate-related risks and by the Group’s plans to mitigate against these risks. As a result, management ensured that:

●	growth rates and projected cash flows used in assessing whether goodwill and indefinite-life intangibles are impaired, are consistent with the Group’s climate-related risk assumptions and the actions being taken to mitigate against those risks (see Note 8);
●	useful lives of the Group’s property, plant and equipment are appropriate given the potential physical and obsolescence risks associated with climate change and the actions being taken to mitigate against those risks (see Note 9);
●	in relation to the pension assets, the external pension trusts and funds operate diversified strategies taking into consideration climate risks.

Critical accounting estimates and judgements

The preparation of consolidated financial statements requires management to make estimates and judgements in the application of accounting policies that affect the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and judgements are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future period affected.

Management are required to make certain estimates to achieve a reasonable allocation to the Ice Cream Business of costs incurred centrally by Unilever, as described in the Basis of Preparation above.

The following estimates are those that management believe have the most significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year:

Defined Benefit Obligations - Measurement	Valuation depends on key actuarial assumptions including discount rates, inflation and life expectancy of scheme members. Referenced in Note 4B.
Customer discounts - Measurement of variable consideration

Customer discounts are estimated where settlement depends on future events (e.g., volume based promotions) or where sufficient reliable data is not yet available. Most settlements occur within 12 months, so uncertainties typically do not span multiple reporting periods. Due to the volume and diversity of agreements, preparing a meaningful sensitivity analysis is impracticable. However, the income statement impact of subsequent adjustments is not material year-on-year.

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 97

Management Report	Financial Statements	Further Information

The following judgements are those that management believe have the most significant effect on the amounts recognised in the Group consolidated financial statements:

Predecessor accounting

The Separation was accounted for as a business combination under common control using predecessor accounting. The Group recognised the difference between the net book value of the ice cream business transferred to the Group and the fair value of the shares issued directly in Equity (See Note 14 A). This is a judgment as there is no specific requirements in IFRS on how to account for such transactions.

Principal vs Agent assessment (Revenue recognition)

Under the Transitional Services Agreements, Unilever transacts with customers on the Group’s behalf, however, the Group sets prices, is responsible to fulfil customer orders, and bears inventory risk. Accordingly, the Group is the principal and recognises revenue gross, with Unilever acting as agent.

Deferred tax assets - Recognition

The business operates in many countries and is subject to taxes in numerous jurisdictions and following the transaction has recorded material amounts of Deferred Tax on Goodwill and Intangibles assets. Management uses judgement to assess the recoverability of tax assets such as whether there will be sufficient future taxable profits to utilise losses – see Note 6B.

Contingent liabilities - Likelihood of occurrence

Events can occur where there is uncertainty over future obligations. Judgement is required to determine if an outflow of economic resources is probable, or possible but not probable. Where it is probable, a liability is recognised, and further judgement is used to determine the level of the provision. Where it is possible but not probable, further judgement is used to determine if the likelihood is remote, in which case no disclosures are provided; if the likelihood is not remote then judgement is used to determine the contingent liability disclosed. The business does not have provisions and contingent liabilities for the same matters. External advice is obtained for any material cases. See Notes 18 and 19.

Recent accounting developments adopted by the Group

All standards or amendments to standards that have been issued by the IASB and that were effective by 1 January 2025 were not applicable or material to the Group.

New standards, amendments and interpretations of existing standards that are not yet effective and have not been early adopted by the Group.

Applicable standard	Key requirements or changes in accounting policy
Amendments to IFRS 9 and IFRS 7 ‘The Classification and Measurement of Financial instruments’ Effective from the year ended 1 January 2026

In May 2024, International Accounting Standards Board (IASB) amended IFRS 7 and IFRS 9 which includes clarifications on recognition and derecognition dates of certain financial assets and liabilities, including exceptions for liabilities settled through electronic cash transfer systems. The Company is currently evaluating the impact of the amendments.

IFRS 18 Presentation and Disclosure in Financial Statements Effective 1 January 2027

IFRS 18 will replace IAS 1 Presentation of Financial Statements. The new standard impacts presentation and disclosure of the consolidated income statement with new defined categories being operating, investing and financing to provide a consistent structure. Disclosures about Management-defined Performance Measures (MPMs) (i.e. certain non-GAAP measures) will have to be disclosed in the financial statement with reconciliations to GAAP measures. The new standard will also provide guidance on grouping of information

(aggregation/ disaggregation). The Group is currently evaluating the impact of IFRS 18 on the consolidated financial statements.

All other new standards or amendments to standards issued by the IASB that are not yet effective are not applicable or material to the Group.

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 98

Management Report	Financial Statements	Further Information

2. Segment information

Segmental information

The Group is organised into three geographic regions (i) Europe and ANZ, (ii) Americas, and (iii) AMEA.

●	Europe and ANZ: representing Europe, Australia and New Zealand.
●	Americas: representing North America and South America.
●	AMEA: representing Africa, Asia and the Middle East (which includes Türkiye).

Within the AMEA region, operations are further structured into two sub regions, each led by a President. As a result, the Group has four operating segments. However, the two AMEA sub-regions are aggregated into a single reportable segment due to their similar economic characteristics and the nature of their products, services and regulatory environments of the predominant markets. Consequently, the Group reports three reportable segments, with results presented after intercompany eliminations. The segment information is based on the geographical location of our legal entities.

Revenue

Revenue comprises sales of goods after the deduction of discounts, sales taxes and estimated returns. It does not include intercompany sales. Discounts given by the Group include rebates, price reductions and incentives given to customers, promotional couponing and trade communication costs and are based on the contractual arrangements with each customer. Discounts can either be immediately deducted from the sales value on the invoice or off-invoice and settled later through credit notes when the precise amounts are known. Amounts provided for discounts at the end of the period require estimation; historical data and accumulated experience is used to assess the provision using the most likely amount method and, in most instances, the discount can be recognised using known facts. Any differences between actual amounts settled and the amounts provided are recognised in the subsequent reporting period and the impact on the income statement is not material year-on-year.

Customer contracts generally contain a single performance obligation and revenue is recognised when control of products being sold has transferred to the Group’s customer as there are no longer any unfulfilled obligations to the customer. This is generally on delivery to the customer but depending on individual customer terms, this can be at the time of dispatch, delivery or upon formal customer acceptance. This is considered the appropriate point where the performance obligations in the Group’s contracts are satisfied as the Group no longer has control over the inventory.

Customers have the contractual right to return goods only when authorised by the Group. If material, an estimate has been made of goods that will be returned, and a liability has been recognised for this amount. An asset is then recorded for the corresponding inventory that is estimated to return to the Group using a best estimate based on accumulated experience. The Group’s customers are distributors who may be able to return unsold goods in consignment arrangements.

Revenue is recognised where the Group controls the goods prior to transfer to the customer and bears the associated inventory risk. For more detail refers to Note 21.

Adjusted EBIT and Adjusted EBITDA

Adjusted EBIT refers to operating profit before adjusting items within operating profit. Adjusted EBITDA is defined as Adjusted EBIT before the impact of depreciation, amortisation. They represent the Group’s measures for the performance of each segment profit or loss. Adjusting items within operating profit include impairment, restructuring costs, acquisition and disposal related costs and other one-off items classified separately due to their nature and/or frequency of occurrence (See Note 3).

Adjusted EBIT margin and Adjusted EBITDA margin are calculated as the respective adjusted measure divided by revenue for the period.

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 99

Management Report	Financial Statements	Further Information

In millions of €	Notes	Europe and ANZ	Americas	AMEA	Total
2025
Revenue (a)		3,192	2,757	1,961	7,910
Operating profit (a)	3	168	169	262	599
Adjusting items (b)		126	117	75	318
Adjusted EBIT		294	286	337	917
Adjusted EBIT margin		9.2%	10.4%	17.2%	11.6%
Depreciation and amortisation		125	102	111	338
Adjusted EBITDA		419	388	448	1,255
Adjusted EBITDA margin		13.1%	14.1%	22.9%	15.9%
Significant non-cash charges:
Within adjusted EBITDA:
- Share-based compensation and other non-cash charges (c)		27	11	11	49
Within adjusting items:
- Restructuring provisions and other non-cash charges (d)		6	8	(4)	10
2024
Revenue (a)		3,109	2,887	1,951	7,947
Operating profit (a)	3	228	228	308	764
Adjusting items (b)		89	68	43	200
Adjusted EBIT		317	296	351	964
Adjusted EBIT margin		10.2%	10.3%	18.0%	12.1%
Depreciation and amortisation		137	129	110	376
Adjusted EBITDA		454	425	461	1,340
Adjusted EBITDA margin		14.6%	14.7%	23.6%	16.9%
Significant non-cash charges:
Within Adjusted EBITDA:
- Share-based compensation and other non-cash charges (c)		21	20	2	43
Within adjusting items:
- Restructuring provisions and other non-cash charges (d)		59	12	4	75

In millions of €	Notes	Europe and ANZ	Americas	AMEA	Total
2023
Revenue (a)		3,019	2,750	1,849	7,618
Operating profit (a)	3	278	165	299	742
Adjusting items (b)		19	79	14	112
Adjusted EBIT		297	244	313	854
Adjusted EBIT margin		9.8%	8.9%	16.9%	11.2%
Depreciation and amortisation		134	124	99	357
Adjusted EBITDA		431	368	412	1,211
Adjusted EBITDA margin		14.3%	13.4%	22.3%	15.9%
Significant non-cash charges:
Within Adjusted EBITDA:
- Share-based compensation and other non-cash charges (c)		14	28	2	44
Within adjusting items:
- Restructuring provisions and other non-cash charges (d)		(1)	1	1	1

(a)	Revenue and operating profit include royalties primarily from Unilever’s ice cream businesses in India (for the years 2023, 2024 and 2025) and Russia (for the years 2023 and 2024). In 2025, royalties recognised in operating profit amounted to €11 million (FY 2024: €22 million; FY 2023: €22 million).
(b)	Adjusting items include impairment, restructuring costs, acquisition and disposal-related costs and other one-off items classified separately due to their nature and/or frequency of occurrence. Refer to Note 3. Net Monetary gain/(loss) arising from hyperinflationary economies is also an adjusting item due to its nature and size, however it is not included in operating profit therefore not included within adjusting items above.
(c)	Other non-cash charges within Adjusted EBITDA include movements in provisions, excluding movements arising from adjusting activities.
(d)	Other non-cash charges within adjusting items mainly include movements in restructuring provisions and certain legal provisions.
(e)	In the Combined Carve-out Financial Statements this was referred to as Rest of World.

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 100

Management Report	Financial Statements	Further Information

The Group is not reliant on revenue from transactions with any single customer and does not receive 10% or more of its revenue from transactions with any single customer.

Segment assets and liabilities are not provided because they are not reported to or reviewed by the Group’s chief operating decision-maker, which is the Executive Leadership Team.

Revenue and non-current assets for the country of domicile and the United States (being the largest country outside the home country) and for all other countries are:

		United States
In millions of €	Netherlands	of America	Other	Total
2025
Revenue(a)	243	2,073	5,594	7,910
Non-current assets(b)	351	1,387	1,995	3,733
2024
Revenue	159	2,119	5,669	7,947
Non-current assets(b)	51	1,732	1,979	3,762
2023
Revenue	154	1,951	5,513	7,618
Non-current assets(b)	60	1,662	1,887	3,609

(a)	In 2025, the Netherlands legal entity recognised €35 million of revenue from sales in European distributor markets where the Group had not established a local legal entity.
(b)	For the purpose of this table, non-current assets include goodwill, intangible assets, property, plant and equipment and other non-current assets as shown on the consolidated balance sheet. Goodwill is attributed to countries where acquired businesses operated at the time of acquisition; all other assets are attributed to the countries where they were acquired.

No other country had revenue or non-current assets (as shown above) greater than 10% of the Group total.

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 101

Management Report	Financial Statements	Further Information

3. Operating costs

Operating costs

Operating costs include cost of sales, selling, general and administrative expenses and other items including gains and losses on business disposals, acquisition and disposal-related costs, restructuring costs, impairments and other items within operating profit recognised separately due to their nature and/or frequency. Depreciation and amortisation are included mainly within Cost of Sales and Selling, general and administrative expenses. For further details in relation to the Transitional Period refer to Note 21.

(i) Cost of sales

Cost of sales includes the cost of inventories sold during the period and distribution costs. The cost of inventories are raw and packaging materials and related production costs. Distribution costs are charged to the income statement as incurred.

(ii) Selling, general and administrative expenses

Selling, general and administrative expenses comprise advertising and promotion and overheads. Advertising and promotion spend includes costs incurred for the purpose of building and maintaining brand equity and awareness. Overheads include staff costs associated with sales activities and central functions, and research and development costs which are staff costs, material costs, depreciation and other costs directly attributable to research and development activities.

(iii) Restructuring costs

Restructuring costs are costs that are directly attributable to a restructuring project. Management defines a restructuring project as a strategic, major initiative that delivers cost savings and materially change either the scope of the business or the manner in which business is conducted.

(iv) Acquisition and disposal-related costs

Acquisition and disposal-related costs are costs that are directly attributable to a business acquisition or disposal project.

(v) Impairment of assets

Impairment of assets including goodwill, intangible assets and property, plant and equipment.

(vi) Gains or losses from the disposal of group companies

Gains or losses from the disposal of group companies which arise from business disposal projects.

(vii) Others

Other approved one-off items are those additional matters considered by management to be significant and outside the course of normal operations.

In millions of €	2025	2024	2023
Revenue	7,910	7,947	7,618
Cost of sales	(5,171)	(5,173)	(5,022)
of which:
- Distribution costs	(755)	(784)	(796)
- Production costs	(958)	(986)	(972)
- Raw and packaging materials and goods purchased for resale	(3,205)	(3,127)	(2,977)
- Other	(253)	(276)	(277)
Gross profit	2,739	2,774	2,596
Selling, general and administrative expenses	(1,822)	(1,810)	(1,742)
of which:
- Research and development	(88)	(92)	(92)
Acquisition and disposal-related costs (a)	(302)	(64)	(50)
Restructuring costs (b)	(10)	(137)	(74)
Profit/loss on disposal	(4)	—	—
Impairment	(2)	—	—
Other	—	1	12
Operating profit	599	764	742

(a)	2025 and 2024 comprises the charge relating to the Separation. 2023 included a charge of €38 million related to the revaluation of the earnout liability of Yasso.
(b)	In 2025, the result includes a net release of €40 million related to restructuring provisions and €50 million of costs associated with supply chain optimisation projects. The year-on-year movement primarily reflects higher restructuring releases, driven by a significantly greater redeployment of employees in 2025 who had previously been expected to exit at the end of 2024. In addition, prior year included allocated restructuring costs from Unilever central projects.

Exchange gains and losses within operating costs in 2025 are €0.6 million loss (2024: €3 million gain, 2023: €13 million loss).

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 102

Management Report	Financial Statements	Further Information

4. Employees

4A. Staff and management costs

In millions of €	Notes	2025(a)	2024	2023
Staff costs
Wages and salaries		887	638	655
Social security costs		105	77	80
Other pension costs	4B	47	42	44
Share-based compensation costs	4C	35	32	20
Total		1,074	789	799

(a)	Excludes the cost of ice cream employees in Mexico due to the delayed transfer.

Staff cost disclosures for 2024 and 2023 were prepared using a carve‑out methodology based on estimations and allocations of employees and their payroll costs. For the 2025 disclosure, following the legal transfer of employees a more granular attribution approach was implemented to compile this disclosure. Had this approach been applied in prior years, the staff cost figures for 2024 and 2023 would have been broadly comparable to the current year’s numbers. The carve‑out assumptions used for these disclosures differ from those applied in preparing the Group’s consolidated income statement; accordingly, these changes have no impact on the Group’s consolidated results as those costs were included in the operating costs.

Average number of employees during the year	2025	2024	2023
The Americas	4,427	5,031	5,019
Europe and ANZ (a)	6,925	4,758	4,614
AMEA	4,475	4,093	4,050
Dedicated Ice Cream Employees (b)	15,827	13,882	13,683
Allocated FTEs from Unilever (c)	2,100	4,700	4,300
Total	17,927	18,582	17,983

(a)	Includes 597 employees in the Netherlands.
(b)	The increase in the average number of dedicated Ice Cream employees in 2025 reflects the net impact of employees added during the year, partially offset by the delayed transfer of employees in Mexico.
(c)	In addition to the dedicated Ice Cream employees, FTEs were allocated to Ice Cream from Unilever. Following the separation on 1 July, these roles were replaced by a combination of GTSA services provided by Unilever and new hires within the Group.

Key management are defined as the members of the Executive Leadership Team.

In millions of €	2025	2024	2023
Key management compensation
Salaries and short-term employee benefits	15	16	9
Share-based benefits	6	4	1
Total	21	20	10

The Non-Executive Directors appointed in 2025 received €0.5 million as fees for the year.

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 103

Management Report	Financial Statements	Further Information

4B. Pensions and similar obligations

The Group operates both defined contribution plans and defined benefit plans.

For defined contribution plans, the charges to the income statement are the Group contributions payable, as the Group’s obligation is limited to the contributions paid into the plans. The assets and liabilities of such plans are not included in the balance sheet of the Group.

For defined benefit plans, operating and finance costs are recognised separately in the income statement. The amount charged to operating cost in the income statement is the cost of accruing benefits promised to employees over the year. In addition, there are also plan administration costs and costs and/or credits arising from one-off events such as past service benefit changes, settlements and curtailments. These one-off events are fully recognised as they occur in the income statement. The net amount charged or credited to finance costs is calculated by applying the discount rate of the defined benefit obligation to net pension asset or liability at the prior year end as recognised in the balance sheet. The net pension asset or liability recognised in the balance sheets in respect of defined benefit plans is the fair value of the plan assets less the present value of the defined benefit obligation at the balance sheet date. The defined benefit obligation is calculated annually by qualified actuaries using the projected unit credit method for our plans with a liability over €10 million. For other plans with a liability below € 10 million but over € 1 million, it is calculated once every three years. Defined benefits plan below €1 million are accounted as defined contributions plans. Recognised assets are limited to the present value of any reductions in future contributions or any future refunds. The net pension liability is presented as a long-term provision; no distinction is made for the short-term portion.

To make actuarial calculations for the valuation of defined benefit obligations, assumptions are needed for discount rates, healthcare cost increases, future salary increases, future pension increases, life expectancy and employee turnover rates. The actuarial calculations are made by external actuaries based on inputs from observable market data, such as corporate bond returns and yield curves to determine the discount rates, mortality tables to determine life expectancy, and inflation rates to determine future salary increases and future pension increases. Remeasurements of the net defined benefit asset or liability comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (excluding interest). The Group recognises all remeasurements in other comprehensive income and in other reserves.

The Group’s net obligation with respect to other long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods, such as jubilee entitlements. That benefit is discounted to determine its present value. Remeasurements are recognised in the consolidated statements of income in the period in which they arise.

General description of plans including governance and investment strategy

The Group operates post-employment benefit plans in many countries in accordance with the legal requirements, customs and the local practice in the countries involved. The larger part of post-employment benefits are Group pension plans, of which some are funded, and some are unfunded. All funded post-employment benefit plans are considered to be related parties.

Most employees who take part in a Group pension plan are covered by defined contribution pension plans. The main defined contribution plans are in The Netherlands and the United States. The Group also sponsors several defined benefit pension plans. The benefits provided by these plans are based on employees’ years of service and compensation levels. The defined benefit plans in Germany make up most of the defined benefit obligations. The Group also has defined benefit plans in the rest of the world; however, these are individually not significant to the Group and do not have a significantly different risk profile that would warrant separate disclosure.

The assets of the larger funded defined benefit and defined contribution plans are primarily held in external pension trusts or pensions funds, and do not impact the Group’s balance sheet. These trusts or funds are governed by independent trustees, who have a legal obligation to protect the interests of all plan members and operate under the relevant local regulatory framework.

The consolidated financial statements have been prepared based on the post-employment benefit plans that were transferred from Unilever to the Group based on the mutually agreed separation agreement and employees transferred.

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 104

Management Report	Financial Statements	Further Information

Plans in Germany

The Group operates several defined benefit plans for active employees and retired members in Germany. These obligations are funded through a legally separate pension trust, ensuring that plan assets are segregated from the company’s general assets. In addition, employees participate in Pensionskasse Berolina VVaG, which is classified and accounted for as a defined contribution plan as from 31 December 2025. Under this classification, the company’s obligation is limited to the payment of contributions, and no further actuarial liability is recognised for these benefits in future years.

Assumptions

The following table shows the assumptions, weighted by liabilities, used to value the defined benefit pension liabilities and other post-employment benefit liabilities.

	Germany		Other countries		Total

In %	2025	2024	2025	2024	2025	2024
Discount rate	4.0%	3.4%	7.4%	10.6%	4.7%	4.2%
Inflation rate	2.0%	2.0%	5.6%	9.3%	2.5%	2.7%
Salary increase	2.8%	2.8%	3.8%	10.0%	3.5%	3.6%
Pension (in payment) increase	2.0%	2.0%	13.5%	18.1%	2.5%	2.7%

Demographic assumptions, such as mortality rates, are set in respect to the latest trends in life expectancy (including expectations of future improvements), plan experience and other relevant data. These assumptions are reviewed and updated as necessary as part of the periodic actuarial valuation of the pension plans. The mortality table used for Germany is the periodical table Berolina 2021, which is the prospective table for the participants of the Berolina Pensionskasse VVaG. This Berolina 2021 table is derived from the Heubeck 2018 generational tables and adapted to the special conditions of the participants. It is reviewed with the local regulator BaFin.

For the Group’s major plans, a full discount rate curve of high-quality corporate bonds is used to determine the defined benefit obligation, where available. The curves are based on the Rate:Link methodology of Willis Towers Watson, which uses data of corporate bonds rated AA or equivalent. For the other plans, a single point on the Rate:Link curve corresponding to the average maturity of the defined benefit obligation. For plans in countries without a deep corporate bond market, the discount rate is based on government bonds.

Income statement

The adjacent table contains the total of current and past service costs, administration costs and settlement results as included in income from operations and the interest cost as included in financial expense.

Income statement for post-employment benefit plans

	Total

In millions of €	2025	2024	2023
Charged to operating profit:
- Cost / (credit) of defined benefit plans	8	9	8
- Cost of defined contribution plans	39	33	36
Total charged to operating profit	47	42	44
- Finance cost / (income)	9	12	11
Total charge/(credit) recognised in income statement	56	54	55

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 105

Management Report	Financial Statements	Further Information

Statement of comprehensive income

Amounts recognised in the statement of comprehensive income on the re-measurement of the net pension liability relating to defined benefits plans for which the Group has a liability.

Other comprehensive income for defined benefits plans

	Total

In millions of €	2025	2024	2023
Return on plan assets greater / (less) than interest income	33	52	44
Actuarial gains / (losses) from demographic assumptions	—	3	—
Actuarial gains / (losses) from financial assumptions	66	23	(8)
Actuarial gains / (losses) from experience adjustments	(38)	(30)	(30)
Actuarial gains / (losses) form change in value of irrecoverable surplus	2	(1)	(1)
Total credit / (charge) recognised in other comprehensive income	63	47	5

Balance sheet

The adjacent table provides a breakdown of the present value of the funded and unfunded defined benefit obligation (DBO), the fair value of plan assets and the net position in Germany and in other countries. The table also provides the value of any asset ceiling.

Total net balance sheet position of defined benefits plans

	Germany		Other countries		Total

In millions of €	2025	2024	2025	2024	2025	2024
Present value of funded DBO (a)	(346)	(716)	(14)	(12)	(360)	(728)
Present value of unfunded DBO	(1)	(1)	(74)	(91)	(75)	(92)
Total present value of DBO	(347)	(717)	(88)	(103)	(435)	(820)
Fair value of plan assets (a)	423	711	15	14	438	725
Fair value of irrecoverable (surplus)	—	—	(1)	(3)	(1)	(3)
Net position	76	(6)	(74)	(92)	2	(98)

(a)

Changes to the defined benefit obligation and fair value of the plan assets primarily result from the application of defined contribution accounting for the pension liabilities and assets covered by the PensionsKasse Berolina in Germany.

Net total assets and net total liability of defined benefits plans

	Germany		Other countries		Total

In millions of €	2025	2024	2025	2024	2025	2024
Total assets for plans in surplus	77	—	1	—	78	—
Total liability for plans in deficit and unfunded plans	(1)	(6)	(75)	(92)	(76)	(98)
Net position	76	(6)	(74)	(92)	2	(98)

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 106

Management Report	Financial Statements	Further Information

Summary of the reconciliations for the defined benefit obligation and plan assets

The adjacent tables contain the reconciliations for the defined benefit obligation and plan assets over the year.

Movements in obligation of defined benefits plans

	Germany		Other countries		Total

In millions of €	2025	2024	2025	2024	2025	2024
Balance as of January 1	(717)	(722)	(103)	(100)	(820)	(822)
Service cost including administration expenses	(3)	(4)	(5)	(5)	(8)	(9)
Interest cost	(23)	(27)	(9)	(11)	(32)	(38)
Past service cost	—	—	—	—	—	—
Employee contributions	(1)	(1)	—	—	(1)	(1)
Benefits paid from plan asset	41	41	—	—	41	41
Benefits paid directly by employer	3	—	3	10	6	10
Actuarial gains / (losses)
- demographic assumptions	—	—	—	3	—	3
- financial assumptions	64	14	2	9	66	23
- experience adjustment	(45)	(18)	7	(12)	(38)	(30)
Settlements paid directly by employer	—	—	—	—	—	—
Translation differences and other(a)	334	—	17	3	351	3
Balance as of December 31	(347)	(717)	(88)	(103)	(435)	(820)

(a)

Other changes to the defined benefit obligation primarily includes the derecognition of the prior defined benefit obligation, resulting from the application of defined contribution accounting for the pension liabilities covered by the Pensionskasse Berolina in Germany.

Movements in plan assets of funded defined benefits plans

	Germany		Other countries		Total

In millions of €	2025	2024	2025	2024	2025	2024
Balance as of January 1	711	646	14	9	725	655
Interest income	23	26	—	—	23	26
Admin expenses paid	—	—	—	—	—	—
Employee contributions	1	1	—	—	1	1
Employer contributions	35	32	—	—	35	32
Benefits paid from plan assets	(41)	(41)	—	—	(41)	(41)
Actuarial gains / (losses):	—	—	—	—	—	—
- return on plan assets excluding interest income	33	47	—	5	33	52
Settlements paid from plan	—	—	—	—	—	—
Translation differences and other (a)	(339)	—	1	—	(338)	—
Balance as of December 31	423	711	15	14	438	725

(a)

Other changes to the plan assets primarily includes the derecognition of the prior plan assets, resulting from the application of defined contribution accounting for the pension liabilities covered by the Pensionskasse Berolina in Germany.

Movements in irrecoverable surplus of funded defined benefits plans

	Total

In millions of €	2025	2024
Balance as of January 1	(3)	(2)
Interest cost	—	—
Actuarial gains/(losses) from change in value of irrecoverable surplus	2	(1)
Translation differences and other	—	—
Balance as of December 31	(1)	(3)

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 107

Management Report	Financial Statements	Further Information

Cash flow

The Group’s cash flow in respect of post-employment benefit plans comprise of contributions paid into funded plans, benefits paid in respect of unfunded plans and employer contributions to defined contribution plans. The Group’s funding policy is to periodically review the contributions made to the plans while taking account of local legislation. The table below sets out the cash flow impact.

Cash flow from operations for post-employment benefit plans

	Total

In millions of €	2025	2024	2023
Cash payments for defined benefits plans:
- Employer contributions to funded plans	35	32	31
- Benefits and settlements paid directly by employer	6	10	8
Employer contributions to defined contribution plans	39	33	36
Total cash payments recognised in cash flow from operations	80	75	75

Sensitivities

The following table illustrates the approximate impact on the defined benefit obligation from movements in key assumptions. The defined benefit obligation was recalculated using a change in the assumptions of 0.5%, which overall is considered a reasonably possible change. The impact on the DBO because of changes in discount rate is normally accompanied by partly offsetting movements in plan assets.

Change in defined benefit obligation

		Germany		Other countries		Total

In millions of €		2025	2024	2025	2024	2025	2024
Discount rate	Increase of 0.5%	29	34	4	3	33	37
Pension (in payment) increase	Increase of 0.5%	(26)	(32)	(1)	(3)	(27)	(35)
Life expectancy	Increase 1 year	(24)	(31)	2	(3)	(22)	(34)

The sensitivity analyses above have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period and may not be representative of the actual change. It is based on a change in the key assumption while holding all other assumptions constant. When calculating the sensitivity to the assumption, the same method used to calculate the liability recognised in the balance sheet has been applied.

Plan asset allocation

The asset allocation in the Group’s plan assets was as follows:

	Total

In millions of €	2025	2024
Assets quoted in active markets
- Debt securities	308	419
- Equity securities	121	178
- Other (a)	1	—
Assets not quoted in active markets
- Debt securities	—	—
- Equity securities	—	7
- Other (a)	8	107
Plan assets other plans	—	14
Total plan assets	438	725

(a)	Other assets are primarily composed of cash and cash equivalents, real estate, investment funds, and assets managed by insurance companies.

The plan assets in 2025 contain 2% (2024: 16%) unquoted plan assets. Plan assets in 2025 do not include property occupied by or financial instruments issued by the Group.

Cash flows and pension costs in 2026

Cash outflows in relation to post-employment benefits are estimated to amount to €89 million in 2026, consisting of:

●	€28 million employer contributions to funded defined benefits plans;
●	€9 million directly paid benefits by the Group to plan participants;
●	€52 million employer contributions to defined contribution plans.

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 108

Management Report	Financial Statements	Further Information

The service cost and administration cost for 2026 is expected to amount to €5 million for defined benefit plans. The service costs for 2026 are expected to be approximately €3 million lower. This reflects the application of defined contribution accounting for the pension liabilities covered by the Pensionskasse Berolina in Germany, resulting in a shift from defined benefit related service costs to defined contribution pension expenses. The net interest cost for 2026 for the defined benefit plans is expected to amount to € 2 million. The expected cost for defined contribution plans in 2026 is equal to the expected defined contribution cash flow.

4C. Share-based compensation plans

The fair value of awards at grant date is calculated using observable market price. This value is expensed over their vesting period, with a corresponding credit to equity. The expense is reviewed and adjusted to reflect changes to the level of awards expected to vest, except where this arises from a failure to meet a market condition. Any cancellations are recognised immediately in the income statement. Where the terms of an award are modified, the incremental fair value arising from the modification is recognised over the remaining vesting period.

Legacy Unilever PLC share plans and Replacement Awards

Unilever employed various share-based compensation incentive plans in the form of performance shares and other share awards to restricted shares in which employees of the Group participated. These plans typically covered a three-year vesting period. For the period up to demerger, costs related to participating employees were allocated to the Group. In addition, the Group also received an allocation of share-based compensation charges with respect to corporate employees of Unilever.

Unvested legacy Unilever PLC share plans prorated to the time of the demerger will remain with Unilever. Unilever will satisfy those shares directly to TMICC employees when they vest in 2026, 2027 and 2028. The remaining unvested share awards were replaced with TMICC shares under three main plans: the ‘Replacement Performance Share Plan (PSP)’, the ‘Replacement Annual Share Plan (ASP)’ and Retention Awards. These replacement awards cover the remainder of the original vesting period of the legacy Unilever awards and are governed by the TMICC Long Term Incentive Plan 2025. The value of the replacement awards is equivalent to the value of the legacy Unilever awards that lapsed as a result of the demerger:

●	Replacement Performance Share Plan (PSP) awards: Selected participants, including Executive Directors, were granted conditional awards which normally vest after three years, subject to continued employment and to the extent performance conditions are achieved. Upon vesting, Executive Directors will have an additional two-year holding period after vesting (during which the shares cannot be sold) to ensure there is a five-year duration between the grant of the award and the release of the shares.
●	Replacement Annual Share Plan (ASP) awards: Selected participants were granted conditional awards, subject to continued employment.
●	Retention Awards: Legacy individual awards granted by Unilever to selected individuals for retention and performance purposes. They were converted into equivalent awards in shares of TMICC after the demerger was completed.

Celebration Award

On 9 December 2025, the Group granted a one-time share-based award of €300 to eligible employees following the demerger with a 12-month vesting period. Awards vest in full after the vesting period, subject to continued employment. This represents 358,639 shares as at 31 December 2025. All Plans are equity-settled.

The total cost between each of the relevant schemes is shown below:

Charge for the year

In millions of €	2025
Legacy Unilever Plans
- Performance Share Plan	15
- Annual Share Plan	13
TMICC Plans
- Replacement Performance Share Plan	1
- Replacement Annual Share Plan	1
- Retention Awards	5
- Celebration Award	0
Total	35

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 109

Management Report	Financial Statements	Further Information

Number of Share Awards

2025
Replacement Performance Share Plan	810,902
Replacement Annual Share Plan	1,754,773
Retention Awards	450,808
Celebration Award	358,639
Total	3,375,122

Fair Value of Awards

The fair value of TMICC awards was determined based on the average trading price of TMICC N.V. shares between 8 and 18 December, which amounted to €13.4 per share.

5. Net finance costs

Net finance costs are comprised of finance costs and finance income, including net finance costs in relation to pensions and similar obligations.

Finance income includes income on cash and cash equivalents and income on other financial assets. Finance costs include interest costs in relation to financial liabilities and ineffectiveness on hedges recognised in the income statement. This includes interest on lease liabilities which represents the unwind of the discount rate applied to lease liabilities.

Borrowing costs are recognised based on the effective interest method.

Net finance costs

In millions of €	Note	2025	2024	2023
Finance expenses		(139)	(13)	(10)
- Interest expense (a)	14C	(117)	(6)	(3)
- Net Foreign Exchange gain or loss		(13)	—	—
- Interest on lease liabilities		(9)	(7)	(7)
Pensions and similar obligations		(9)	(12)	(11)
Finance income		27	8	1
- Gain/(loss) on remeasurement of put option	14B	12	6	—
- Other finance income		15	2	1
Net Finance Costs		(121)	(17)	(20)

(a)	Includes €71 million on loans from Unilever to fund the Separation from 1 July 2025 until the Demerger and €16 million of bond interest and fees (see Note 14C).

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 110

Management Report	Financial Statements	Further Information

6. Taxation

6A. Income tax

Income tax on the profit for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity or Invested Capital. See Note 1 for further detail on the estimation of the tax charge for the purposes of the comparatives.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustments to tax payable in respect of previous years.

Total tax in the consolidated income statement will differ from the income tax paid in the consolidated cash flow statement primarily because of deferred tax arising on temporary differences and payment dates for income tax occurring after the balance sheet date.

The Group is subject to taxation in the many countries in which it operates. The tax legislation of these countries differs, is often complex and is subject to interpretation by management and the government authorities. These matters of judgement give rise to the need to create provisions for tax payments that may arise in future years with respect to transactions already undertaken. Provisions take into account the circumstances of each case, including the strength of technical arguments, recent case law decisions or rulings on similar issues and relevant external advice. Provisions are estimated based on one of two methods, the expected value method (the sum of the probability weighted amounts in a range of possible outcomes) or the single most likely amount method, depending on which is expected to better predict the resolution of the uncertainty.

Amounts recognised in profit or loss
In millions of €	2025	2024	2023
Current tax
Current year	197	168	220
(Over)/under provided in prior years	(21)	(31)	22
	176	137	242
Deferred tax
Origination and reversal of temporary differences	(39)	15	(38)
Changes in tax rates	3	—	(1)
Movement on unrecognised deferred tax	—	—	—
	(36)	15	(39)
Total	140	152	203

The reconciliation between the computed weighted average rate of income tax expense, which is generally applicable to Group companies, and the actual rate of taxation charged is as follows:

Reconciliation of effective tax rate (%)	2025	2024	2023
Computed rate of tax (a)	25.2%	25.1%	25.2%
Differences between computed rate of tax and effective tax rate due to:
- Incentive tax credits	(2.9)%	(2.3)%	(2.7)%
- Expenses not deductible for tax purposes	6.6%	0.8%	2.1%
- Impact of withholding tax	0.9%	1.2%	1.0%
- Income tax reserve adjustments – current and prior year	0.3%	—	1.6%
- Transfer to / (from) unrecognised deferred tax assets	2.5%	—	—%
- Other (b)	(1.3)%	(4.5)%	1.2%
Effective tax rate	31.3%	20.3%	28.4%

(a)	The computed tax rate used is the average of the standard rate of tax applicable in the countries in which the Group operates, weighted by the amount of profit before taxation generated in each of those countries. For this reason, the rate may vary from year to year according to the mix of profit and related tax rates.
(b)	Other includes the impact of audit settlements and prior year true ups, as well as the impact of hyperinflation related to Türkiye.

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 111

Management Report	Financial Statements	Further Information

The Group’s tax rate is reduced by incentive tax credits that have been legislated by the countries and provinces concerned in order to promote economic development and investment. The tax rate is increased by business expenses which are not deductible for tax, such as irrecoverable VAT on separation and some interest costs.

The Group’s future tax charge and effective tax rate could be affected by several factors, including changes in tax laws and their interpretation and still to be determined tax reform proposals in the EU and the continuing OECD international tax reform work, as well as the impact of acquisitions, disposals and the future legal structure of the Group.

Pillar II legislation applies to the Group for 2025. No Pillar II top-up tax has been accrued because the amount is not material.

6B. Deferred tax

Deferred tax is recognised using the liability method on taxable temporary differences between the tax base and the accounting base of items included in the balance sheet of the Group. Certain temporary differences are not provided for as follows:

●	goodwill not deductible for tax purposes;
●	the initial recognition of assets or liabilities that affect neither accounting nor taxable profit;
●	differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future.

The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted, or substantively enacted, at the year end.

The Group has applied the exemption to not recognise or disclose any deferred tax related to Pillar II income taxes.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority.

The table below summarises the deferred tax position determined after appropriate jurisdictional offsetting as is presented in the consolidated balance sheet at each balance sheet date:

Deferred tax
In millions of €	31 Dec 2025	31 Dec 2024
Deferred tax asset	520	130
Deferred tax liability	(206)	(298)
Net deferred tax asset / (liability)	314	(168)

2025 deferred tax assets and liabilities have been calculated with jurisdictional netting applied to individual deferred tax assets and deferred tax liabilities within jurisdictions.

The movements in the deferred tax position are analysed below.

Movements in 2025	As at	Income		As at
In millions of €	1 January	statement	Other (a)	31 December
Pensions and similar obligations	58	11	(111)	(42)
Provisions	32	16	(30)	18
Goodwill and intangible assets	(191)	(54)	452	207
Accelerated tax depreciation	(111)	(21)	64	(68)
Tax losses	52	79	(5)	126
Other	(10)	0	68	58
Lease liability	37	(2)	(34)	1
Right of use asset	(35)	5	33	3
Fair value gains	—	—	9	9
Share-based payments	—	2	—	2
Total	(168)	36	446	314

(a)	Other includes the movements of assets and liabilities recognised in equity and OCI, including any foreign currency translation differences, acquisitions and disposals

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 112

Management Report	Financial Statements	Further Information

Movements in 2024	As at	Income		As at
In millions of €	1 January	statement	Other (a)	31 December
Pensions and similar obligations	66	(2)	(6)	58
Provisions	33	—	(1)	32
Goodwill and intangible assets	(175)	(8)	(8)	(191)
Accelerated tax depreciation	(120)	14	(5)	(111)
Tax losses	79	(18)	(9)	52
Other	8	(1)	(17)	(10)
Lease liability	42	(5)	—	37
Right of use asset	(39)	5	(1)	(35)
Fair value gains	—	—	—	—
Share-based payments	—	—	—	—
Total	(106)	(15)	(47)	(168)

(a)	Other includes the movements of assets and liabilities recognised in equity and OCI, including any foreign currency translation differences, acquisitions and disposals.

Following the Separation, the Group recognised a net deferred tax asset of €398 million arising on transfers of assets and liabilities which includes a deferred tax asset of €432 million on goodwill and intangible assets as a result of local tax base adjustments and is subject to completion of the purchase price allocation exercise in certain jurisdictions, which will take place during 2026. The deferred tax asset on goodwill and intangible assets is expected to reverse over the next 5 to 15 years depending on the jurisdiction.

At the balance sheet date, the Group had unused tax losses of €476 million (2024: €156 million) available for offset against future taxable profits. Losses increased due to amortisation of tax deductible goodwill and establishment costs incurred in 2025. Of these losses, €1 million expire within one year, €4 million expire in 1 to 3 years, €78 million expire in 4 to 5 years, €9 million expire in more than 5 years, and €384 million (2024:€156 million) have no expiry date. Deferred tax assets have not been recognised in respect of unused tax losses of €39 million, as it is not probable that there will be future taxable profits in those entities against which the tax losses may be utilised.

Where deferred tax assets have been recognised in respect of losses, the evidence considered includes the reason for the loss, and the availability of future taxable profits against which the loss may be utilised. Profit forecasts used are consistent with those used in other areas of the business. At the balance sheet date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised was €37 million. No liability has been recognised in respect of these because the Group is in a position to control the timing of reversal of the temporary differences, and it is probable that such differences will not reverse in the foreseeable future.

Prior to the Separation, the Group was not a separate legal group and has not previously prepared standalone financial statements. It was not possible to prepare or disclose an analysis of deferred tax attributable to various components of Invested Capital. The net liabilities of the Group were represented by the cumulative investment of Unilever in the Group and disclosed as Invested Capital. Therefore, there were no deferred tax liabilities recognised in respect of the aggregate amount of temporary differences associated with undistributed Group earnings in 2024.

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 113

Management Report	Financial Statements	Further Information

The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

Deferred tax assets and liabilities
In millions of €	Assets	Liabilities	Total
After jurisdictional netting	2025	2025	2025
Pensions and similar obligations	(43)	1	(42)
Provisions	14	4	18
Goodwill and Intangible assets	350	(143)	207
Accelerated tax depreciation	10	(78)	(68)
Tax losses	126	—	126
Other	51	7	58
Lease liability	1	—	1
Right use of asset	—	3	3
Fair value gains	9	—	9
Share-based payments	2	—	2
Total	520	(206)	314
Of which deferred tax to be recovered/(settled) after more than 12 months	459	(205)	254

2025 deferred tax assets and liabilities have been calculated with jurisdictional netting applied to individual deferred tax assets and deferred tax liabilities within jurisdictions.

Deferred tax assets and liabilities
In millions of €	Assets	Liabilities	Total
Before jurisdictional netting	2024	2024	2024
Pensions and similar obligations	59	(1)	58
Provisions	32	—	32
Goodwill and Intangible assets	8	(199)	(191)
Accelerated tax depreciation	11	(122)	(111)
Tax losses	52	—	52
Other	10	(20)	(10)
Lease liability	37	—	37
Right use of asset	—	(35)	(35)
Fair value gains	—	—	—
Share-based payments	—	—	—
Total	209	(377)	(168)
Effect of jurisdictional netting	(79)	79	—
Total after jurisdictional netting	130	(298)	(168)
Of which deferred tax to be recovered/(settled) after more than 12 months	79	(276)	(197)

2024 deferred tax assets and liabilities were calculated before applying jurisdictional netting, with netting being applied to total deferred tax assets and deferred tax liabilities at a jurisdiction level.

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 114

Management Report	Financial Statements	Further Information

6C. Tax on other comprehensive income

Income tax is recognised in other comprehensive income for items recognised directly in Shareholders’ Equity.

Tax effects directly recognised in other comprehensive income were as follows:

	2025			2024
		Tax			Tax
	Before	(charge)/	After	Before	(charge)/	After
In millions of €	tax	credit	tax	tax	credit	tax
Cash flow hedges	(104)	23	(81)	106	(18)	88
Remeasurements of defined benefit pension plans	63	(17)	46	45	(7)	38
Currency retranslation gains/(losses)	(238)	—	(238)	137	—	137
Total	(279)	6	(273)	288	(25)	263

7. Earnings per share

The earnings per share calculations are based on the weighted average number of ordinary shares of TMICC in issue from the date of the Demerger, being 8 December 2025, less the weighted average number of shares held as treasury shares. As no changes to the number of shares in issue occurred following the Demerger, the weighted average number of shares for the period is equal to the number of shares issued on that date.

In calculating diluted earnings per share, the weighted average number of shares is adjusted to reflect the dilutive effect of potential ordinary shares, principally arising from employee and executive share-based payment arrangements.

Earnings per share for total operations for the 12 months were as follows:

In €	2025
Basic earnings per share	0.48
Diluted earnings per share	0.48

Calculation of average number of share units
In millions	2025
Average number of shares	612.3
Less: treasury shares held by employee share trusts and companies	—
Average number of shares – used for basic earnings per share	612.3
Add: dilutive effect of share-based compensation plans	3.3
Diluted average number of shares – used for diluted earnings per share	615.6

(a)	The average number of shares for 2025 is the number of shares outstanding as at 31 December 2025.

Calculation of earnings per share
In millions of €	2025
Net profit	307
Non-controlling interests	14
Net profit attributable to shareholders' equity used for basic and diluted earnings per share	293

Prior to 6 December 2025, the Group was under the control of Unilever and did not have any issued shares. Accordingly, EPS has not been calculated for prior years.

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 115

Management Report	Financial Statements	Further Information

8. Goodwill and intangible assets

Goodwill

Goodwill is initially recognised based on the accounting policy for business combinations (see Note 20). Goodwill arising from a business combination is allocated to the Group’s cash-generating units (“CGUs”) or groups of CGUs that are expected to benefit from the synergies of the combination. Where the acquired business does not constitute a separate CGU, goodwill is allocated to the existing CGUs of the Group in accordance with the organisational structure described below. The CGUs to which goodwill is allocated may not necessarily be the same CGUs to which the identifiable assets and liabilities of the acquired business are assigned.

Intangible assets

Separately purchased intangible assets are initially measured at cost, being the purchase price at the date of acquisition. Intangible assets acquired as part of a business combination are recognised separately from goodwill where they meet the definition of an identifiable intangible asset and are initially measured at fair value at the acquisition date.

Expenditure on internally generated intangible assets, including development expenditure, is recognised in profit or loss as incurred.

Indefinite-life intangible assets mainly comprise acquired brands, for which there is no foreseeable limit to the period over which they are expected to generate net cash inflows. These assets are assessed as having an indefinite useful life due to the strength and durability of the brands and the level of ongoing marketing support. Indefinite-life intangible assets are not amortised but are tested for impairment annually, or more frequently if events or changes in circumstances indicate that they may be impaired. Any impairment losses are recognised in the income statement as they arise.

Finite-life intangible assets mainly comprise software, trademarks, licences and technology. These assets are amortised on a straight-line basis over their estimated useful lives, or over the period of legal rights if shorter. Finite-life intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Cash generating units

The Group’s assets are grouped into CGUs, which represent the smallest identifiable groups of assets that generate largely independent cash inflows. These CGUs are aligned with the Group’s organisational structure of regions and sub-regions.

Impairment review

Impairment testing is performed by comparing the carrying amount of each CGU or group of CGUs with its recoverable amount. The recoverable amount is determined as the higher of value in use and fair value less costs of disposal, with value in use being the primary basis of measurement. Any impairment losses identified are recognised in the income statement as they arise.

			Finite-life intangible
Movements during 2025		Indefinite-life
In millions of €	Goodwill	intangibles	Software	Other	Total
Cost
1 January 2025	585	784	14	19	1,402
Additions	—	3	—	—	3
Disposals	—	—	—	—	—
Currency translation	(53)	(73)	—	—	(126)
Other movements (a)	(22)	2	29	14	23
31 December 2025	510	716	43	33	1,302

Accumulated amortisation and impairment
1 January 2025	—	—	(14)	(10)	(24)
Amortisation/impairment for the year	—	—	(2)	(2)	(4)
Currency retranslation	—	—	—	—	—
Other movements (a)	—	—	(19)	(14)	(33)
31 December 2025	—	—	(35)	(26)	(61)
Net book value 31 December 2025	510	716	8	7	1,241

(a)	Other movements primarily reflect differences between amounts of prior period allocated as per carve out and the actual assets and liabilities transferred on Separation.

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 116

Management Report	Financial Statements	Further Information

			Finite-life intangible
Movements during 2024		Indefinite-life
In millions of €	Goodwill	intangibles	Software	Other	Total
Cost
1 January 2024	558	743	14	19	1,334
Currency retranslation	27	41	—	—	68
31 December 2024	585	784	14	19	1,402

Accumulated amortisation and impairment
1 January 2024	—	—	(14)	(8)	(22)
Amortisation/impairment for the year	—	—	—	(2)	(2)
Currency retranslation	—	—	—	—	—
31 December 2024	—	—	(14)	(10)	(24)
Net book value 31 December 2024	585	784	—	9	1,378

Within indefinite-life intangible assets there are three existing brands that have a significant carrying value: Yasso €362 million (2024: €408 million), Talenti €132 million (2024: €144 million) and Ben & Jerry’s €111 million (2024: €125 million).

The goodwill and indefinite-life assets held in the CGUs shown below are considered significant within the total carrying amounts of goodwill and indefinite-life intangible:

Goodwill
In millions of €	2025	2024
Europe and ANZ	124	136
Americas	386	449
Total CGUs	510	585

Indefinite life intangible assets
In millions of €	2025	2024
Europe and ANZ	238	147
Americas	476	631
Others (a)	2	6
Total CGUs	716	784

(a)	Included within Others are individually insignificant amounts of indefinite-life intangible assets.

Key assumptions

In performing the annual impairment testing, the recoverable amount of each CGU has been calculated based on its value in use, estimated as the present value of projected future cash flows.

Projected cash flows include specific estimates for a period of five years. The growth rates and operating margins used to estimate cash flows for the five years are based on past performance and on the Group’s three-year strategic plan, de-risked to ensure reasonability and extended to years four and five. The growth rates used in this exercise for significant CGUs are set out below:

	2025

Significant CGUs	Europe and ANZ	Americas
Longer-term sustainable growth rates	0.9%	1.6%
Average near-term nominal growth rates	2.5%	1.0%
Discount rate	10.1%	10.1%

	2024

Significant CGUs	Europe and ANZ	Americas
Longer-term sustainable growth rates	1.3%	2.0%
Average near-term nominal growth rates	2.5%	3.0%
Discount rate	9.6%	9.8%

The estimated cash flows after year five are extrapolated using a longer-term sustainable growth rate, which is determined as the lower of the Group’s own three-year average growth projection and external forecasts for the relevant market.

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 117

Management Report	Financial Statements	Further Information

In 2025, the projected cash flows are discounted using pre-tax discount rates. The discount rates are specific to each CGU and are determined based on the weighted average cost of capital, including a market and country risk premium. There are no reasonably possible changes in key assumptions that would cause the carrying amount of any CGU to exceed its recoverable amount.

9. Property, plant and equipment

The Group’s property, plant and equipment is comprised of owned assets (note 9A) and leased assets (note 9B). Property, plant and equipment is measured at cost less depreciation and accumulated impairment losses.

Property, plant and equipment is subject to review for impairment if triggering events or circumstances indicate that this is necessary. If an indication of impairment exists, the asset’s recoverable amount is estimated, and any impairment loss is charged to the income statement as it arises.

Owned assets

Owned assets are initially measured at historical cost. Depreciation is provided on a straight-line basis over the expected average useful lives of the assets. Residual values and useful lives are reviewed at least annually. The review of residual values and useful lives has taken into consideration the impacts of climate change and the actions the Group undertakes to mitigate and adapt against these climate-related risks and there is no material impact on the income statement for this year. Estimated useful lives by major class of assets are as follows:

● Leasehold land and buildings	40 years (or life of lease if less)
● Plant and equipment	2-20 years
● Freehold buildings (no depreciation on freehold land)	40 years

Leased assets

The cost of a leased asset is measured as the lease liability at inception of the lease contract and other direct costs less any incentives granted by the lessor. The Group has not capitalised leases which are less than 12 months or leases with low value assets. These mainly relate to IT equipment, office equipment, furniture and fittings and other peripheral items. When a lease liability is remeasured, the related lease asset is adjusted by the same amount.

Depreciation is provided on a straight-line basis from the commencement date of the lease to the end of the lease term.

Property, plant and equipment
In millions of €	Note	2025	2024
Owned assets	9A	2,176	2,223
Leased assets	9B	130	132
Total		2,306	2,355

9A. Owned assets

Movements during 2025	Land and	Plant and
In millions of €	buildings	equipment	Total
Cost
1 January 2025	1,024	4,097	5,121
Additions	49	308	357
Disposals	(3)	(119)	(122)
Hyperinflationary adjustment	30	(17)	13
Currency retranslation	(62)	(214)	(276)
Other movements (a)	(2)	12	10
31 December 2025	1,036	4,067	5,103

Accumulated depreciation
1 January 2025	(417)	(2,481)	(2,898)
Depreciation charge for the year	(28)	(222)	(250)
Disposals	2	95	97
Hyperinflationary adjustment	(6)	(1)	(7)
Currency retranslation	22	119	141
Other movements (a)	—	(10)	(10)
31 December 2025	(427)	(2,500)	(2,927)
Net book value 31 December 2025 (b)	609	1,567	2,176
Includes capital expenditures for assets under construction	25	243	268

(a)	Other movements primarily reflect differences between amounts of prior period allocated as per carve out and the actual assets transferred on Separation
(b)	Includes €38 million (2024: €32 million) of freehold land.

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 118

Management Report	Financial Statements	Further Information

Movements during 2024	Land and	Plant and
In millions of €	buildings	equipment	Total
Cost
1 January 2024	982	3,840	4,822
Additions	24	297	321
Disposals and other movements	(6)	(201)	(207)
Hyperinflationary adjustment	5	123	128
Currency retranslation	19	38	57
31 December 2024	1,024	4,097	5,121

Accumulated depreciation
1 January 2024	(384)	(2,351)	(2,735)
Depreciation charge for the year	(22)	(242)	(264)
Disposal and other movements	3	188	191
Hyperinflationary adjustment	(6)	(52)	(58)
Currency retranslation	(8)	(24)	(32)
31 December 2024	(417)	(2,481)	(2,898)
Net book value 31 December 2024 (b)	607	1,616	2,223
Includes capital expenditures for assets under construction	10	26	36

The Group has commitments to purchase property, plant and equipment of €68 million (2024: €43 million).

9B. Leased assets

Movements during 2025	Land and	Plant and
In millions of €	buildings	equipment	Total
Cost
1 January 2025	315	49	364
Additions	63	21	84
Disposals	(66)	(8)	(74)
Other movements (a)	(20)	(7)	(27)
Currency retranslation	(16)	(3)	(19)
31 December 2025	276	52	328

Accumulated depreciation
1 January 2025	(207)	(25)	(232)
Depreciation charge for the year	(43)	(12)	(55)
Disposals	53	7	60
Other movements (a)	17	0	17
Currency retranslation	11	1	12
31 December 2025	(169)	(29)	(198)
Net book value 31 December 2025	107	23	130

(a) Other movements primarily reflect differences between amounts of prior period allocated as per carve out and the actual assets transferred on Separation.

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 119

Management Report	Financial Statements	Further Information

Movements during 2024	Land and	Plant and
In millions of €	buildings	equipment	Total
Cost
1 January 2024	317	60	377
Additions	23	17	40
Disposals and other movements	(30)	(24)	(54)
Hyperinflationary adjustment	—	(1)	(1)
Currency retranslation	5	(3)	2
31 December 2024	315	49	364

Accumulated depreciation
1 January 2024	(195)	(35)	(230)
Depreciation charge for the year	(34)	(13)	(47)
Disposal and other movements	25	23	48
Currency retranslation	(3)	—	(3)
31 December 2024	(207)	(25)	(232)
Net book value 31 December 2024	108	24	132

The Group’s leases mainly comprise land and buildings and plant and equipment. The Group leases land and buildings for manufacturing, warehouse facilities and office space and also subleases some of the properties under operating leases. The Group has leases for vehicles and equipment.

The Group has recognised in the income statement an expense of €10 million (2024: €9 million) for short term leases.

During the year, the Group has not recognised any income from sublet properties (2024: nil). The total cash outflows for leases were €65 million (2024: €46 million) comprising of capital elements payments for €56 million (2024: €39 million) and interest on lease liabilities for €9 million (2024: 7 million).

Lease liabilities are shown in Note 14C.

10. Other non-current assets

In millions of €	2025	2024
Long-term trade and other receivables (a)	182	26
Other non-current assets	4	3
Total	186	29

(a)	Includes indirect tax receivable of €120 million on business transfers where the Group does not have the contractual right to receive payment within 12 months and a €54 million prepayment to Unilever for the future transfer of the Mexico factory due to legal restrictions.

11. Inventories

Inventories are valued at the lower of weighted average cost and net realisable value. Cost comprises direct costs and, where appropriate, a proportion of attributable production overheads. Net realisable value is the estimated selling price less the estimated costs necessary to make the sale.

Inventories
In millions of €	2025	2024
Raw materials and consumables	213	242
Finished goods and goods for resale	702	726
Total inventories	915	968
Provision for inventories	(42)	(48)
Net Inventories	873	920

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 120

Management Report	Financial Statements	Further Information

Upon the Demerger, in many territories, the legal title for inventory has not passed from Unilever to the Group. However, the Group retains the risks and rewards associated with this inventory and therefore continues to recognise it on its balance sheet. The Group will need to acquire that inventory at the respective TSA exits, hence a liability at equal amount is recognised within trade and other payables.

Provision for inventories
In millions of €	2025	2024
1 January	48	56
Charge to income statement	6	16
Reduction / releases	(8)	(23)
Currency retranslation	(4)	(1)
31 December	42	48

Inventories with a value of €15 million are carried at net realisable value lower than cost (2024: €28 million). During 2025 €39 million (2024: €32 million) was charged to the income statement for damaged and lost inventories.

12. Trade and other current receivables

Trade and other current receivables are initially recognised at fair value plus any directly attributable transaction costs. Subsequently, these assets are held at amortised cost, using the effective interest method and net of any impairment losses. Discounts payable to customers are shown as a reduction in trade receivables when there are a legal right and intent to settle them on a net basis.

The Group does not consider the fair values of trade and other receivables to be significantly different from their carrying values.

Trade and other current receivables
In millions of €	2025	2024
Due within one year
Trade receivables – Third party customers (a)	53	391
Trade receivables – Unilever (b)	579	—
Prepayments and accrued income	30	22
Other receivables – Due from third parties (c)	232	222
Other receivables – Due from Unilever (d)	896	—
Total	1,790	635
(a)	In 2025, this comprises receivables from customers that are invoiced directly from the Group’s legal entities and includes discounts due to customers of €42 million. In 2024, this comprises amounts from customers attributed to the Group (Note 1) and included discounts due to customers of €360 million.
(b)	In 2025, the Group entered into various interim operating model agreements with Unilever (see Note 21). Under these arrangements, Unilever collects cash from customers on behalf of the Group; accordingly, the related receivables are due from Unilever. As per the arrangements, the Group collects those receivables from Unilever on a net basis.
(c)	Includes recoverable indirect taxes €203 million (2024: €95 million) and financial assets €29 million (2024: €127 million). Financial assets include derivatives, royalty receivables, and employee advances.
(d)	During 2025, the Group paid an inventory subsidy of €905 million to Unilever (see Note 21). €9 million relating to Indonesia was offset against payable accruals, resulting in a closing balance of €896 million.

Concentrations of credit risk with respect to trade receivables, are limited due to the Group’s customer base being large and diverse. The Group’s historical experience of collecting receivables supported by the level of default, is that credit risk is low across territories and therefore trade receivables are a single class of financial assets.

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 121

Management Report	Financial Statements	Further Information

Impairment of trade receivables is assessed in accordance with the Group’s expected credit loss policy and is determined for specific receivables with known or anticipated recovery issues, as well as for balances that are past due using probabilities of default derived from historical experience and relevant forward-looking information. Where Unilever collects cash from customers on the Group’s behalf, any customer credit losses that arise are charged by Unilever to the Group.

Ageing of trade receivables
In millions of €	2025	2024
Not overdue	546	355
Past due less than three months	55	30
Past due more than three months but less than six months	28	11
Past due more than six months but less than one year	2	3
Past due more than one year	5	16
Total trade receivables	636	415
Impairment provision for trade receivables	(5)	(24)
	631	391

The total impairment provision includes €5 million (2024: €24 million) for current trade receivables (other than receivables from Unilever). In 2025, receivables were predominantly due from Unilever and the Group assessed Unilever’s credit risk to be very low. Hence, no impairment provision was recognised for receivables from Unilever.

Impairment provision for trade and other receivables
In millions of €	2025	2024
1 January	27	36
Charge to income statement	—	5
Reductions / releases (a)	(21)	(11)
Currency retranslations	(1)	(3)
31 December	5	27
(a)	On Separation, trade receivables were not transferred to the Group, accordingly the associated impairment provision was released through Invested Capital.

In 2024, the total impairment provision includes €24 million for current trade receivables and €3 million for other receivables.

13. Trade payables and other liabilities

Trade payables

Trade payables are initially recognised at fair value less any directly attributable transaction costs. Trade payables are subsequently measured at amortised cost, using the effective interest method.

Other liabilities

Other liabilities are initially recognised at fair value less any directly attributable transaction costs. Subsequent measurement depends on the type of liability:

●	Accruals are subsequently measured at amortised cost, using the effective interest method.
●	Social security and sundry taxes are subsequently measured at amortised cost, using the effective interest method.
●	Others are subsequently measured either at amortised cost, using the effective interest method or at fair value, with changes being recognised in the income statement.

The Group does not consider the fair values of trade payables and other liabilities to be significantly different from their carrying values.

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 122

Management Report	Financial Statements	Further Information

Trade payables and other liabilities
In millions of €	2025	2024
Current: due within one year
Trade payables – third party suppliers (a)	388	1,182
Trade payables – Unilever (b)	1,671	—
Accruals (c)	285	471
Social security and sundry taxes	37	43
Other	91	124
Other payable balances due to Unilever (d)	449	(2)
	2,921	1,818
Non-current: due after more than one year
Accruals	3	3
Others	41	5
Other payable balances due to Unilever (d)	80	—
	124	8
Total trade payables and other liabilities	3,045	1,826

(a)	2025 comprise payables from suppliers that are invoiced directly to the Group’s legal entities and discounts due to the customers of €29 million (2024: €319 million).
(b)	In 2025, the Group entered into various interim operating model agreements with Unilever (see Note 21). Under these arrangements, Unilever pays suppliers on behalf of the Group; accordingly, the related payables are due to Unilever. The balance also includes an accrual of €818 million payable in relation to the transfer of inventory, as upon the Demerger, in many territories legal title to the inventory has not passed from Unilever to the Group and the Group will acquire such inventory at the end of the Transitional Period.
(c)	Accruals consist of liabilities for various expenditures, including insurance, and audit costs and property, plant and equipment purchases. Others mainly consist of payables related to payroll, consultancy and legal expenditures.
(d)	Includes €300 million working capital subsidy received from Unilever pre-Demerger (See Note 21) and €229 million payable to Unilever for indirect taxes arose on transfer of net assets.

14. Capital and funding

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effects.

Other reserves

Other reserves include the foreign currency translation reserve and the cash flow hedge reserve. It also includes the difference between the fair value of the shares issued in 2025 and the net book value of the business transferred to the Group under common control business combination.

Share-based compensation

The Group operates a number of share-based compensation plans involving awards of ordinary shares of TMICC N.V.

Derivative financial instruments

The Group’s use of, and accounting for, derivative instruments is explained in Note 15.

Financial liabilities

Financial liabilities are initially recognised at fair value, less any directly related transaction costs. When bonds are designated as being part of a fair value hedge relationship, in those cases bonds are carried at amortised cost, adjusted for the fair value of the risk being hedged, with changes in value shown in the income statement. Put options are initially recognised at the present value of the expected gross obligation, with changes in value being recognised in finance costs.

Lease liabilities

Lease liabilities are initially measured at the present value of the lease payments that are not yet paid at the start of the lease term. This is discounted using an appropriate borrowing rate determined by the Group, where none is readily available in the lease contract. The lease liability is subsequently reduced by cash payments and increased by interest costs. The lease liability is remeasured when the Group assesses that there will be a change in the amount expected to be paid during the lease term.

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 123

Management Report	Financial Statements	Further Information

14A. Share capital

In millions of €	2025
TMICC ordinary share of €3.50 each	2,143

The Company has an authorised share capital of €2,143 million, divided into 612,259,739 ordinary shares with a nominal value of €3.50 per share.

14B. Equity

Share premium

On 6 and 7 December 2025, the Magnum Ice Cream Company N.V. issued 612,245,455 shares with a nominal value per share of €3.5 per share. The total shares issued had an estimated value of €7,941 million (based on first day of trading). The difference between the estimated fair value of the shares issued and the nominal value has been recognised as share premium (€5,798 million).

Non-controlling interests

The Group has subsidiaries in which non-controlling interests exist. The share of third parties’ ownership interests in the Group consolidated balance sheet and consolidated income statement for these subsidiaries has been recognised and separately presented. The most significant non-controlling interests are held in Philippines (Magnum RFM Ice Cream Inc).

Other reserves

Other reserves include the following:

In millions of €	2025	2024	2023
Cash flow hedge reserve, net of tax	(31)	81	(7)
Remeasurement of defined benefit pension plans, net of tax (a)	—	70	32
Currency retranslation reserve	7	242	106
Merger Reserve (b)	(7,120)	—	—
Total	(7,144)	393	131

(a)	The pension reserve balance of €70 million as at 31 December 2024 is reclassified from Other Reserves to Invested Capital which was then reclassified to Merger reserve.
(b)	The Merger Reserve was created as the difference of the fair value of the business and the net invested capital position at the Demerger date.

Capital management

The Group manages its capital so as to safeguard its ability to continue as a going concern and to optimise returns to our shareholders through an appropriate balance of debt and equity. The capital structure of the Group is based on management’s judgement of the appropriate balance of key elements in order to meet its strategic and day-to-day needs. We consider the amount of capital in proportion to risk and manage the capital structure in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 124

Management Report	Financial Statements	Further Information

14C. Financial liabilities

	2025			2024
Financial liabilities (a)		Non-			Non-
In millions of €	Current	current	Total	Current	current	Total
Bank loans and overdrafts (b)	34	1	35	35	—	35
Bonds and other loans (c)	—	3,077	3,077	—	—	—
Lease liabilities	43	100	143	41	103	144
Loan with Unilever (d)	—	—	—	9	—	9
Derivatives	28	—	28	—	—	—
Other financial liabilities (e)	—	133	133	—	145	145
Total	105	3,311	3,416	85	248	333

(a)	Financial liabilities exclude trade payable and other liabilities which are covered in Note 13.
(b)	Bank loans and overdrafts do not include any secured liabilities.
(c)	Bonds and other loans under the facility agreements (refer to Note 15A).
(d)	Unilever granted intercompany facility of up to €11 billion to Group on 1 July 2025, of which the Group drew down €10,615 million to facilitate the Demerger. Of this amount, €3,162 million was repaid to Unilever in cash and the balance was capitalised before the Demerger.
(e)	Other financial liabilities consist of an option to acquire non-controlling interests in Magnum RFM Ice Cream Inc from RFM Corporation, the joint venture partner. The Group holds 50% plus one share in the joint venture. According to the shareholder agreement established in March 1999, RFM Corporation is entitled, each year within one month following 31 December year end, to require the Group to acquire all or a portion of RFM Corporation’s shares in the joint venture at a price determined by the agreement. RFM Corporation has executed a waiver stipulating that they waive their right to exercise the option until April 2028.

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 125

Management Report	Financial Statements	Further Information

Reconciliation of liabilities arising from financing activities:

			Non-cash movement

	Opening			Other	Foreign	Closing
Movements in 2025	balance as	Cash	Fair value	non-cash	exchange	balance
In millions of €	at 1 January	movement	changes	movements	changes	at 31 December
Bank loans and overdrafts (a)	(35)	(6)	—	—	6	(35)
Bonds and other loans (a) (b)	—	(3,077)	—	—	—	(3,077)
Lease liabilities (c)	(144)	56	—	(64)	9	(143)
Loans with Unilever (d)	(9)	—	—	9	—	—
Derivatives	—	—	(28)	—	—	(28)
Total (e)	(188)	(3,027)	(28)	(55)	15	(3,283)

			Non-cash movement

	Opening			Other	Foreign	Closing
Movements in 2024	balance as	Cash	Fair value	non-cash	exchange	balance
In millions of €	at 1 January	movement	changes	movements	changes	at 31 December
Bank loans and overdrafts (a)	(32)	(3)	—	—	—	(35)
Lease liabilities (c)	(156)	39	—	(26)	(1)	(144)
Loans with Unilever	(9)	—	—	—	—	(9)
Total (e)	(197)	36	—	(26)	(1)	(188)

(a)
These cash movements include additional financial liabilities and repayment of financial liabilities. The difference of €5 million (2024: €3 million) represents cash movements in overdrafts that are not included in financing cash flows.
(b)
Bond and other loans include € 3 billion debt bond issued on 26 November 2025.
(c)
Lease liabilities cash movement is included within capital element of lease payments in the consolidated cash flow statement.
(d)
In 2025, Unilever provided the Group a loan to facilitate the Separation. The loan was settled as part of the Demerger through a cash repayment of €3,162 million, with the remaining balance settled on a non-cash basis through Equity and recognised within Invested capital / Merger Reserve.
(e)
The reconciliation of liabilities arising from financing activities excludes the put option of €133 million in 2025 (2024: €145 million) as this arises from an option to acquire non-controlling interests (as detailed above) which if exercised would classify as arising from investing activity.

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 126

Management Report	Financial Statements	Further Information

On 26 November 2025, the Group successfully issued a €3 billion debut bond by Magnum ICC Finance B.V. across four tranches.

The debut issuance was completed under the newly established €8 billion Euro Medium Term Note (the “Notes”) programme of Magnum ICC Finance B.V. guaranteed by The Magnum Ice Cream Company N.V. and The Magnum Ice Cream Company HoldCo Netherlands B.V.

To facilitate the demerger, Magnum ICC Finance B.V. was granted an intercompany facility of up to €11 billion by Unilever, upon which the Group incurred interest expense of €71 million (see Note 5). The proceeds of the Notes were used to repay part of the facility prior to the Separation, with the remainder being capitalised with the proceed of the Notes.

The Notes have been rated “BBB” by S&P and “Baa2” by Moody’s and were admitted to trading on the London Stock Exchange’s International Securities Market with effect on 26 November 2025.

In millions of €	2025	2024
2.75% Notes 2029	750	—
3.25% Notes 2031	750	—
3.75% Notes 2034	750	—
4.00% Notes 2037	750	—

Following the issuances, net debt increased to €3 billion (2024: nil), with the average debt maturity of 7.5 years.

15. Treasury Risk Management

Derivatives and Hedge accounting

Derivatives are measured at fair value with any related transaction costs expensed as incurred. The treatment of changes in the value of derivatives depends on their use as explained below.

Cash flow hedges

Certain derivatives are held to hedge the uncertainty in timing or amount of future forecast cash flows. Such derivatives are classified as being part of cash flow hedge relationships. For an effective hedge, gains and losses from changes in the fair value of derivatives are recognised in equity. Cost of hedging, where material and opted for, is recorded within equity. Any ineffective elements of the hedge are recognised in finance costs. Ineffectiveness may occur if there are changes to the expected timing of the hedged transaction. If the hedged cash flow relates to a non-financial asset, the amount accumulated in equity is subsequently included within the carrying value of that asset. For other cash flow hedges, amounts deferred in equity are taken to finance costs at the same time as the related cash flow.

When a derivative no longer qualifies for hedge accounting, any cumulative gain or loss remains in equity until the related cash flow occurs. When the cash flow takes place, the cumulative gain or loss is taken to finance costs. If the hedged cash flow is no longer expected to occur, the cumulative gain or loss is taken to finance costs immediately.

Derivatives for which hedge accounting is not applied

Derivatives not classified as hedges are held in order to hedge certain balance sheet items and commodity exposures. No hedge accounting is applied to these derivatives, which are carried at fair value with changes being recognised in finance costs.

Applying hedge accounting has not led to material ineffectiveness being recognised in the income statement for 2025, 2024 and 2023.

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 127

Management Report	Financial Statements	Further Information

The Group’s Treasury department provides central funding and foreign exchange management services for the Group. The department is governed by standards and processes which are in line with the Treasury Policies. In addition to guidelines and exposure limits, a system of authorities and extensive independent reporting covers all major areas of activity.

Treasury activities in relation to the Group are designed to:

●	protect the Group’s financial results and position from the financial risks mentioned below;
●	maintain market risks within acceptable parameters, while optimising returns (see Note 15B);
●	provide adequate and sufficient funding to the Group.

The Group’s Treasury department maintains a list of approved financial instruments. The use of any new instrument must be approved by the Treasury Committee. The use of leveraged instruments is not permitted.

The Group’s central Commodity Risk Management (CRM) team monitor commodity exposures for the whole Group and provide commodity risk services for the Group’s operations. The primary objective of the CRM policy is to delay the (gross) margin impact of commodity market volatility and allow time to take corrective pricing action.

The Group’s capital requirements are centrally managed by the Group’s Treasury department, who provides funding to safeguard the Group’s ability to continue as a going concern and to optimize returns. The Group is not subject to financial covenants in any of its significant financing agreements.

The Group is exposed to the following financial risks that arise from its use of financial instruments, the management of which is described in the following sections:

●	liquidity risk (see Note 15A);
●	market risk (see Note 15B);
●	credit risk (see Note 16B).

15A. Management of liquidity risk

Liquidity risk is the risk that the Group will face in meeting its obligations associated with its financial liabilities. The Group’s approach to managing liquidity is to ensure that it will have sufficient funds to meet its liabilities when due without incurring unacceptable losses. In doing this, management considers both normal and stressed conditions. A material and sustained shortfall in our cash flow could undermine the Group’s credit rating, impair investor confidence and also restrict the Group’s ability to raise funds.

The Group’s funding strategy was supported by cash delivery from the business, coupled with the proceeds from the bond issuance. Surplus cash balances have been invested conservatively with low-risk counterparties at maturities of primarily less than six months. In its liquidity assessment, the Group does not consider any supplier financing arrangements as these arrangements are non-recourse to Unilever and supplier payment dates and terms for Unilever and our payment terms with Unilever do not vary based on whether the supplier chooses to use such financing arrangements.

Cash flow from operating activities provides the funds to service the financing of financial liabilities on a day-to-day basis. The Group seeks to manage its liquidity requirements by the newly established €8 billion Euro Medium Term Note programme. In addition, the Group has committed credit facilities for general corporate use as described in Note 14 C.

On 28 August 2025, the Group entered into a term loan facilities agreement (the “Term Loan Facilities Agreement”) (the facilities to be provided thereunder being the “Term Loan Facilities”). The Term Loan Facilities comprise:

●	a bridge term loan facility (the “Bridge Facility”) denominated in euro, with a commitment of €3 billion available for the repayment of financial indebtedness owed by Group Companies to the Unilever Group, and for the payment of the consideration for the transfer of Unilever’s Ice Cream Business in Indonesia. This facility was cancelled on 26 November with a cancellation charge of €5 million as part of finance cost. No amount was drawn against the facility.
●	a working capital term loan facility (the “Working Capital Term Loan Facility”) denominated in Euro, with a commitment of €700 million available for general corporate purposes and with a maturity date of three years from the date of the Term Loan Facilities Agreement. The facility is priced at 1 month Euribor + 90 basis points and does not carry any covenants. €100 million was drawn on 29 December 2025.

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 128

Management Report	Financial Statements	Further Information

●	a term loan facility (the “India Term Loan Facility”) denominated in Euro, with a commitment of €300 million available for the payment of the consideration for the transfer of the Unilever Group’s shares in Kwality Wall’s India Ltd. This facility has not been drawn.

The Group has also entered into a €1 billion syndicated revolving credit facility agreement (the “Revolving Credit Facility Agreement”, the revolving credit facility provided thereunder being the “Revolving Credit Facility”).

●	A multicurrency facility denominated in euro (with optional currencies of US dollars and Pounds Sterling) available for general corporate purposes with an initial maturity date of five years from the date of the Revolving Credit Facility Agreement, subject to two extension options of one year each which can be requested by the Company and which each lender can at its own discretion, agree to or not;
●	a €500 million Swingline Facility and a US$500 million Swingline Facility each operating as a sublimit within the Revolving Credit Facility with the purpose of refinancing euro or US dollar commercial paper programs, respectively, that the Group plans to establish.

The revolving facilities have not been drawn.

The financial liabilities of the Group at the balance sheet date are mainly bonds, lease liabilities and other financial liabilities (Note 14), and trade payables (Note 13) which are mostly short term in nature. The financial assets of the Group at the balance sheet date are mainly trade receivables (Note 12) from Unilever and reputable customers which are short term in nature

The following table shows contractually based undiscounted cash flows, including expected interest payments, which are payable under financial liabilities at the balance sheet date:

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 129

Management Report	Financial Statements	Further Information

								Net carrying
2025 Undiscounted cash flows		Due between	Due between	Due between	Due between			amount as shown
In millions of €	Due within 1 year	1 and 2 years	2 and 3 years	3 and 4 years	4 and 5 years	Due after 5 years	Total	in balance sheet
Non-derivative Financial liabilities
Bank loans and overdrafts	(34)	(1)	—	—	—	—	(35)	(35)
Bonds and other loans	—	—	(100)	(745)	—	(2,232)	(3,077)	(3,077)
Related party loans with Unilever	—	—	—	—	—	—	—	—
Lease liabilities	(49)	(30)	(21)	(16)	(12)	(36)	(164)	(143)
Other financial liabilities	—	—	(133)	—	—	—	(133)	(133)
Trade payables excluding social security	(2,884)	(124)	—	—	—	—	(3,008)	(3,008)
	(2,967)	(155)	(254)	(761)	(12)	(2,268)	(6,417)	(6,396)
Derivative Financial liabilities
Derivative contracts - receipts	1	1	—	—	—	—	2	2
Total	(2,966)	(154)	(254)	(761)	(12)	(2,268)	(6,415)	(6,394)

								Net carrying
2024 Undiscounted cash flows		Due between	Due between	Due between	Due between			amount as shown
In millions of €	Due within 1 year	1 and 2 years	2 and 3 years	3 and 4 years	4 and 5 years	Due after 5 years	Total	in balance sheet
Non-derivative Financial liabilities
Bank loans and overdrafts	(35)	—	—	—	—	—	(35)	(35)
Related party loans with Unilever	(9)	—	—	—	—	—	(9)	(9)
Lease liabilities	(57)	(35)	(26)	(18)	(34)	(32)	(202)	(144)
Other financial liabilities	—	(145)	—	—	—	—	(145)	(145)
Trade payables excluding social security and sundry taxes	(1,775)	(8)	—	—	—	—	(1,783)	(1,783)
	(1,876)	(188)	(26)	(18)	(34)	(32)	(2,174)	(2,116)
Derivative Financial liabilities
Derivative contracts - receipts	105	—	—	—	—	—	105	105
Total	(1,771)	(188)	(26)	(18)	(34)	(32)	(2,069)	(2,011)

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 130

Management Report	Financial Statements	Further Information

15B. Management of market risk

The Group’s size and operations result in it being exposed to the following market risks that arise from its use of financial instruments:

●	Currency risk (see table below)

The Group is exposed to movements in the underlying currency of the Group’s sales and purchases as well as transacted commodity prices that are mainly denominated in USD and GBP.

●	Commodity price risk (see table below)

The key commodities used by the Group are cocoa, dairy and sugar. Management aims to minimise the impact of commodity market volatility on (gross) margin and allow time to take corrective pricing action (‘pricing horizons’). Commodity hedging is undertaken based on 100% of the volume exposure around the pricing horizon, although hedging can be undertaken up to 52 weeks with approval and within limits.

●	Interest rate risk (see table below)

The above risks may affect the Group’s income and expenses, or the value of its financial instruments. The Group’s objective in managing market risk is to maintain it within acceptable parameters, while optimising returns.

The Group’s exposure to, and management of, these risks is explained on the next page.

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 131

Management Report	Financial Statements	Further Information

Management of market risk

Potential impact of risk	Management policy and hedging strategy	Sensitivity to the risk

1. Commodity price risk

The Group is exposed to the risk of changes in commodity prices in relation to its purchase of certain raw materials.

At 31 December 2025, the Group had hedged its exposure to future commodity purchases with commodity derivatives valued at €262 million (2024: €296 million).

The Group uses commodity forwards, futures, swaps and option contracts to hedge against this risk. All commodities forward contracts hedge future purchases of raw materials and the contracts are settled either in cash or by physical delivery.

The Group also hedges risk components of commodities where it is not possible to hedge the commodity in full. This is done with reference to the contract to purchase the hedged commodity.

Commodity derivatives are generally designated as hedging instruments in cash flow hedge accounting relations. All commodity derivative contracts were done in line with approvals from the Commodity Risk Committee.

A 10% increase in commodity prices as at 31 December 2025 would have led to a €24 million gains on the commodity derivatives in Equity (2024: €42 million). A decrease of 10% in commodity prices on a full-year basis would have the equal but opposite effect.

2. Currency risk

Because of the Group’s global reach, it is subject to the risk that changes in foreign currency rate impact the Group’s sales and purchases. The Group is also exposed to movements in the underlying currency of transacted commodity prices that are mainly denominated in USD and GBP.

The exposure to the Group from companies holding financial assets and liabilities other than their functional currency is not significant.

The Group’s treasury department manages currency exposures in the Group within prescribed limits, mainly through the use of forward foreign currency exchange contracts.

Operating companies manage foreign exchange exposures within prescribed limits.

The aim of the approach to management of currency risk is to leave the Group with no material residual risk. This aim has been achieved in all years presented.

Forward contracts are used and executed by the Group’s treasury department, however foreign currency exposures that are under the TSA with Unilever do not have significant foreign exchange impact.

The foreign exchange risk impact on the Income Statement and Equity with respect to financial instruments is not significant.

3. Interest rate risk

The Group is exposed to market interest rate fluctuations on its debt. Increases in benchmark interest rates could increase the interest cost of the floating-rate debt and increase the cost of future borrowings. At 31 December 2025, interest rates were fixed on 96% of the expected financial liabilities (excluding lease liabilities), 73% at December 2024.

The Group’s interest rate management approach aims for an optimal balance between fixed and floating-rate interest rate exposures on expected net debt. The objective of this approach is to minimise annual interest costs after tax. No derivatives were used to hedge the interest rate on the debt of the Group.

The interest rate risk impact on the income statement is not significant.

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 132

Management Report	Financial Statements	Further Information

15C. Derivatives and hedging

The Group does not use derivative financial instruments for speculative purposes. The uses of derivatives and the related values of derivatives are summarised in the following table. Derivatives used to hedge:

	Trade	Trade payables
	and other	and other
In millions of €	receivables	liabilities	Total
31 December 2025
Commodity contracts
Cash flow hedges (a)	2	—	2
Total assets	2	—	2
31 December 2024
Commodity contracts
Cash flow hedges	105	—	105
Total liabilities	105	—	105

(a)	The Group makes use of cocoa futures and options to hedge their forward physical purchases of cocoa and other chocolate products. At 31 December 2025, the Group had hedged its exposure to future cocoa purchases with notional amount at 43,093 metric tons and average contracts price at €5,557per metric ton. Cash flow hedge accounting is applied to these derivatives with the fair value gain/loss being recognised in the hedge reserve and then being released in line with the underlying physical purchases. At 31 December 2024, the Group had a €115 million gain in cash flow hedge reserve, including a €10 million gain on settlement associated with the underlying physical purchases within 12 months.

16. Investment and return

Cash and cash equivalents

Cash and cash equivalents in the consolidated balance sheet include deposits and short-term deposits. To be classified as cash and cash equivalents, an asset must:

●	be readily convertible into cash;
●	have an insignificant risk of changes in value; and
●	have a maturity period of three months or less at acquisition.

Cash and cash equivalents in the cash flow statement also include bank overdrafts and are recorded at amortised cost.

16A. Financial assets

The Group aims to protect the value of financial investments while maximising returns. The fair value of financial assets is the same as the carrying amount for 31 December 2025 and 31 December 2024. The Group’s cash resources are shown below.

Financial assets (a)
In millions of €	2025	2024
Cash and cash equivalents
Cash at bank and in hand	402	53
Short-term deposits with maturity of less than three months	39	17
	441	70

(a)	Financial assets exclude trade and other current receivables which are covered in Note 12.

Cash and cash equivalents reconciliation to the cash flow statement
In millions of €	2025	2024
Cash and cash equivalents per balance sheet	441	70
Less: bank overdrafts	(5)	(3)
Cash and cash equivalents per cash flow statement	436	67

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 133

Management Report	Financial Statements	Further Information

16B. Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty fails to meet its contractual obligations. The Group’s trade receivables are short term in nature and largely comprise amounts receivable from Unilever and reputable customers. Additional information in relation to credit risk on trade receivables is given in Note 12. Credit risk related to the use of treasury instruments is managed on a total Group basis. This risk arises from transactions with financial institutions involving cash and cash equivalents and deposits. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets. To reduce this risk, the Group has concentrated its main activities with a limited number of counterparties which have secure credit ratings. Individual risk limits are set for each counterparty based on financial position, credit rating and past experience. Credit limits and concentration of exposures are actively monitored by the Group’s Treasury department.

Further details in relation to the Group’s exposure to credit risk are shown in Notes 12 and 16A.

17. Financial instruments fair value risk

Assets and liabilities carried at fair value

Derivatives and other cash equivalents are valued using valuation techniques with market observable inputs (level 2). There are no derivatives and other cash equivalents valued at quoted prices for identical instruments (level 1) or not based on observable market data (level 3). Bonds issued by the Group are measured at amortised cost. The fair value of these bonds using quoted prices in active markets (Level 1 of the fair value hierarchy) is €2,998 million. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying commodities.

The put option to acquire non-controlling interests in Magnum RFM Ice Cream Inc from RFM Corporation has been valued at the redemption value with subsequent changes in finance costs (Level 3). The redemption value is derived from a formula defined in the shareholder agreement which uses historical financial information, multipliers, and CPI adjustments. The impact in 2025 income statement due to the put option is a gain of €12 million (2024: gain of €6 million, 2023: nil).

Other financial assets and liabilities

Cash and short-term deposits, trade and other current receivables, overdrafts, trade payables and other current liabilities have fair values that approximate to their carrying amounts due to their short-term nature.

Related party loans with Unilever, lease liabilities and non-current receivables and payables have a fair value considered to be materially equal to the carrying value based on the net present value of the anticipated future cash flows associated with these instruments using rates currently available for debt on similar terms, credit risk and remaining maturities.

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 134

Management Report	Financial Statements	Further Information

18. Provisions

Provisions are recognised where a legal or constructive obligation exists at the balance sheet date, as a result of a past event, where the amount of the obligation can be reliably estimated and where the outflow of economic benefit is probable.

Provisions
In millions of €	2025	2024
Due within one year	39	102
Due after one year	31	39
Total provisions	70	141

Movements 2025			Brazil
In millions of €	Restructuring	Legal	indirect taxes	Other	Total
1 January 2025	85	26	6	24	141
Income Statement:
Charges	55	4	1	20	80
Releases	(45)	(5)	—	(2)	(52)
Utilisation	(68)	(4)	—	(5)	(77)
Provision retained by Unilever	(9)	(1)	—	(9)	(19)
Currency retranslation	(1)	(1)	—	(1)	(3)
31st December 2025	17	19	7	27	70

Restructuring provisions primarily include people costs such as redundancy costs and the cost of compensation where manufacturing, distribution, service or selling agreements are to be terminated. The Group expects these provisions to be substantially utilised within the next few years.

The Group is involved from time to time in legal and arbitration proceedings arising in the ordinary course of business. These proceedings and investigations are at various stages and concern a variety of product markets. Where specific issues arise, provisions are made to the extent appropriate. Due to the nature of the legal cases, the timing of utilisation of these provisions is uncertain.

Provisions for Brazil indirect taxes are separate from the matters listed as contingent liabilities in Note 19. The Group does not have provisions and contingent liabilities for the same matters. Due to the nature of disputed indirect taxes, the timing of utilisation of these provisions is uncertain. Other includes provisions for decommissioning costs as well as for indirect tax provisions for indirect taxes in countries other than Brazil, interest on tax provisions and provisions for various other matters. The timing of utilisation of these provisions is uncertain.

Movements during 2024			Brazil
In millions of €	Restructuring	Legal	indirect taxes	Other	Total
1 January 2024	18	30	30	25	103
Income Statement
- Charges	75	7	2	10	94
- Releases	(1)	(4)	—	(4)	(9)
Utilisation	(9)	(6)	(22)	(7)	(44)
Currency retranslation	2	(1)	(4)	—	(3)
31 December 2024	85	26	6	24	141

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 135

Management Report	Financial Statements	Further Information

19. Commitments and contingent liabilities

Commitments

Lease commitments are the future cash out flows from the lease contracts which are not recorded in the measurement of lease liabilities. These include potential future payments related to leases of low value assets, leases which are less than twelve months, variable leases, extension and termination options and leases not yet commenced but which the Group has committed to.

Other commitments principally comprise commitments under contracts to purchase materials and services. They do not include commitments to purchase property, plant and equipment, which are reported in Note 9.

Lease Commitments and other Commitments fall due as follows:

	2025		2024
		Other		Other
In millions of €	Leases	commitments	Leases	commitments
Within 1 year	8	31	7	13
Later than 1 year but not later than 5 years	21	66	15	5
Later than 5 years	4	6	1	2
Total	33	103	23	20

Lease commitments increased due to new lease contracts entered during 2025. Other commitments mainly comprise contractual obligations for materials and services, including €62 million for technology implementation.

Contingent liabilities

Contingent liabilities are either possible obligations that will probably not require a transfer of economic benefits, or present obligations that may, but probably will not, require a transfer of economic benefits. It is not appropriate to make provisions for contingent liabilities, but there is a chance that they will result in an obligation in the future. Assessing the amount of liabilities that are not probable is highly judgemental, so contingent liabilities are disclosed on the basis of the known maximum exposure.

Contingent liabilities arise in respect of litigations against group companies, investigations by competition, regulatory and fiscal authorities and obligations arising under environmental legislation. In many markets, there is a high degree of complexity involved in the local tax regimes.

Summary of contingent liabilities
In millions of €	2025	2024
Brazil tax assessments	98	98
Other contingent liabilities	6	5
Total	104	103

The majority of contingent liabilities are in respect of fiscal matters in Brazil, with no other contingent liability being individually material.

The Company is involved in processes for which management, based on the evaluation of its legal advisors, both internal and external, judged the risk of loss as possible. The obligations arising from these processes are considered contingent liabilities, as it is not more likely than not an outflow of resources embodying economic benefits will be required to settle the obligation.

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 136

Management Report	Financial Statements	Further Information

Brazil Tax

The contingent liabilities reported for indirect taxes relating to disputes with the Brazilian authorities are separate from the provisions listed in Note 18. The Group does not hold provisions and contingent liabilities for the same matters.

The Group believes that the likelihood of the Brazilian tax authorities ultimately prevailing is low; however there can be no guarantee of success in court. In each case we believe our position is strong, so they have not been provided for and are considered to be contingent liabilities. Due to the fiscal environment in Brazil, there remains the possibility of material tax assessments related to the same matters for periods not yet assessed. We expect that tax litigation cases related to this matter may move from the Administrative to the Judicial Courts, although the exact timing is uncertain. In such case, we will be required to make a judicial deposit or provide a guarantee in respect of the disputed tax, interest and penalties. The judicial process in Brazil is likely to take a number of years to conclude.

20. Acquisitions and disposals

Business combinations are accounted for using the acquisition accounting method as at the acquisition date, which is the date at which control is transferred to the Group.

Goodwill is measured at the acquisition date as the fair value of consideration transferred, plus non-controlling interests and the fair value of any previously held equity interests less the net recognised amount (which is generally fair value) of the identifiable assets and liabilities assumed. Goodwill is subject to an annual review for impairment (or more frequently if necessary) in accordance with the accounting policies of the Group. Any impairment is charged to the income statement as it arises. Detailed information relating to goodwill is provided in Note 8.

Transaction costs are expensed as incurred.

Acquisitions

There were no acquisitions completed in 2025 or in 2024, but two agreements were entered into during the year ended 31 December 2025 for future purchases.

Acquisition of Unilever PLC’s Indian Ice Cream Business

On 25 June 2025, the Group signed an agreement to buy Unilever PLC’s Ice Cream Business in India, Kwality Wall’s India Ltd, on or after 1 April 2026. This acquisition will be for a price equal to Unilever PLC’s shareholding in that entity at the time of the sale (expected to be 61.9%) multiplied by the agreed fair market value of that entity of €450 million. The sale will be funded by a term loan facility and is subject to Hindustan Unilever Limited (HUL) completing the demerger of Kwality Wall’s India Limited, the subsequent listing of Kwality Wall’s India Limited in India, the initiation of a mandatory tender offer to the minority shareholders of Kwality Wall’s India Limited of up to 26% of its shares and the funding of the associated escrow account by the Company.

On 1 December 2025, Kwality Wall’s India Limited successfully demerged from HUL, and subsequently its listing took place on 16 February 2026. On 16 February, we announced an offer to acquire up to 26.0% of the Kwality Wall's India Limited shares from public shareholders at INR 21.33 per share, in accordance with SEBI takeover regulations. India Ice Cream Business reported revenue of €180 million and operating loss of €19 million for the 12-month period ended 31 December 2025. Until the sale completes, its full results will continue to be reported within the Unilever Group.

Portugal

On 18 October 2025, the Group signed an agreement to acquire the Portugal ice cream business from Unilever Fima Lda, structured as two separate transactions covering the marketing and sales operations and the ice cream sourcing unit. The transactions are based on an aggregate enterprise value of approximately €165 million, subject to customary completion adjustments.

On 2 March 2026, the marketing and sales entity was successfully demerged from Unilever. Completion of its acquisition is expected on 1 April 2026. The sourcing unit acquisition will complete separately, following receipt of additional regulatory and operational approvals.

Portugal ice cream business generated revenues of approximately €100 million and operating profit of approximately €12 million for the 12 - month period ended 31 December 2025.

Disposals

Venezuelan Ice Cream Business

The Group sold the Venezuelan Ice Cream Business on 3 July 2025, resulting in a recorded net loss of €4 million.

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 137

Management Report	Financial Statements	Further Information

21. Demerger

The Group results from the demerger of the Ice Cream Business previously owned by Unilever PLC (Unilever Group) and is publicly listed with its shares admitted to trading on Euronext Amsterdam, the London Stock Exchange, and the New York Stock Exchange on 8 December 2025 (the Admission).

Separation

In preparation for the planned demerger, the Ice Cream business was separated within Unilever into a distinct legal structure.

This legal separation has been achieved through: (i) the incorporation and reorganisation of the Group Companies to form a stand-alone group of companies within the wider Unilever Group; and (ii) the transfer by the Unilever Group of those legal entities, assets (including intellectual property rights) and liabilities that comprise the Ice Cream Business to the Group (as further described below). The Separation was substantially completed on 1 July 2025 and members of the Unilever Group and the Group entered into a number of transitional arrangements pursuant to which both corporate groups will provide certain services to the other, including Local Operating Models Agreements (OMAs) and the Global Transitional Services Agreement (GTSA). In certain territories it was necessary for the relevant local separation to be deferred until after 1 July 2025.

The Separation was implemented through asset transfers in territories where Unilever entities also operated non-Ice Cream businesses, and through share transfers in territories where the Ice Cream Business was operated by dedicated or near-dedicated entities.

No Ice Cream Business in Russia was transferred to the Group pursuant to the Separation, Unilever having disposed of its businesses in Russia in 2024.

The consideration payable by the relevant Group Companies to the relevant Unilever Group Companies arising from the Separation transfers described above was generally calculated on the basis of a third-party valuation exercise. Unilever granted intercompany facility of up to €11 billion to Group on 1 July 2025, of which the Group drew down €10,615 million to settle the consideration. Of this amount, €3,162 million was repaid to Unilever in cash and the balance was capitalised before the Demerger.

TSAs and interim operating models

The Group and the Unilever Group have entered into certain transitional arrangements (including the GTSA and OMAs). These arrangements have been entered into in order to ensure that the Group can continue to operate its business while it develops the capacity to operate independently of the Unilever Group.

Under the GTSA, Unilever provides certain services on a transitional basis, including, among others, certain IT infrastructure and support services, financial services and support, operations management services, distribution services, the use of offices and facilities, logistics and supply-chain management.

The Local OMAs include the following model and arrangements:

●	Undisclosed agency model: Unilever sells ice cream products in its own name but under the instruction of the Group, temporarily holds legal title to goods, collects revenue on the Group’s behalf, and returns the proceeds after deducting commissions.
●	Strategic management model: The Group provides strategic oversight while Unilever executes sales and operational activities; the Group recognises all revenue, and Unilever pays management fees while receiving compensation for ancillary commercial tasks.
●	Strategic consultancy agreements: The Group oversees procurement operations, although Unilever remains the contracting party with third party manufacturers.
●	Manufacturing agreements: Manufacturing continues through toll manufacturing agreements or co-packing agreements in most countries, with Unilever producing on behalf of the Group.

Under the Transitional Services Agreements, Unilever transacts with customers on the Group's behalf, however, the Group sets prices, is responsible to fulfil customer orders, and bears inventory risk. Accordingly, the Group is the principal and recognises revenue gross, with Unilever acting as agent. The Transition period is the period during which the Group will be under the GTSA and the OMAs. The Group gradually exits these arrangements with full exit expected by end of 2027.

Subsidies

The Group paid an inventory subsidy of €905 million to Unilever to compensate Unilever for its investment in inventory that it retains legal title for until the end of the GTSA period. Unilever is obligated to repay the inventory subsidy at the end of the GTSA period when the inventory will be legally transferred to the Group.

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 138

Management Report	Financial Statements	Further Information

The Group also received a €300 million Non-Inventory Working Capital Subsidy from Unilever. The Non-Inventory Working Capital Subsidy is a cash flow mechanism designed to maintain the Group cash flow profile following the Separation for certain markets, as certain outstanding payables were retained by Unilever. The Non-Inventory Working Capital Subsidy is repayable at the respective TSA exit.

No interest is being charged or paid for both Subsidies. Subsequent cash flows are presented in cash from operating activities.

Intellectual property arrangements

Prior to the Separation, the intellectual property (“IP”) rights used in the Ice Cream Business were owned by entities within the Unilever Group. As part of the Separation, IP rights were assigned to the Group. As part of the Separation, the Unilever Group has granted the Group a number of licences to use certain retained Unilever IP rights in relation to the Ice Cream Business, and the Group will grant the Unilever Group a number of licences to use certain transferred IP rights in relation to Unilever’s retained businesses.

The Demerger

The Demerger was effected by the Group and the Unilever Group through several steps in accordance with the terms of the Demerger Agreement.

The Demerger was executed via an interim in specie dividend declared by the Unilever board of directors (the “Demerger Dividend”). The Demerger Dividend was satisfied by the transfer of the Group by Unilever to the Company shortly prior to Admission. In consideration for this transfer, the Company allotted and issued the relevant Shares to each Unilever Shareholder recorded on the Unilever share register and each Unilever ADS Holder holding a Unilever ADS at the Record Time in the ratio of one Share for every five Unilever Shares or Unilever ADSs then held. Upon these steps having taken place, the Company became the parent company of the Group.

Shortly after completion of the Demerger, a series of corporate reorganisation steps (including the allotment and issuance of Shares by the Company) were undertaken which resulted in 121,877,281 Shares being held by, or on behalf of, Unilever Group Companies. The number of Shares held by, or on behalf of, Unilever Group Companies at Admission is 19.9 % of the total issued share capital of the Company (the “Unilever Retained Stake”). In accordance with applicable US federal tax laws and regulations, Unilever has indicated to the Company that it will exercise any votes attaching to the Unilever Retained Stake in proportion to the votes cast by the Company’s other Shareholders.

22. Related party transactions

A related party is a person or entity that is related to the Group. These include both people and entities that have, or are subject to, the influence or control of the Group.

Related Party transactions with Unilever:

Up to the Demerger, transactions and balances between the Group and Unilever represent related party transactions. This included transactions with Unilever’s Ice Cream business in Russia, India as well as with its investments in associates and joint ventures that include Ice Cream activity (Unilever FIMA LDA, Al Gurg Unilever (LLC), Thani Murshid Unilever LLC and Unilever Bahrain W.L.L.).

All significant transactions with Unilever are presented throughout the consolidated financial statements in the relevant Notes, except for the transactions presented below.

Transactions with Unilever (pre-Demerger)
In millions of €	2025	2024	2023
TSA fees charged by Unilever (a)	106	—	—
Ice Cream sales to Unilever’s Joint Ventures	56	42	56
Ice Cream purchases from Unilever’s Joint Ventures	28	27	24
Indirect and general corporate expense allocations from Unilever (a)	96	191	177
Allocated depreciation and amortisation	33	63	59
Royalty and service fees from Unilever	14	27	27

(a)	There were number of indirect central costs that have been allocated to periods prior to Demerger to reflect the fact that the Ice Cream Business operated as part of the wider Unilever Group. These costs related to general marketing and corporate expenses including finance, legal, information technology, human resources, communications, and audit. These expenses were allocated to the Ice Cream Business on the basis of direct usage where identifiable, or by using allocation drivers based on the nature of the expense and are recorded in Cost of Sales and Selling & administrative expenses. Following the separation on 1 July 2025, these were replaced by a combination of TSA charges or recruitment of new staff, with certain TSA costs being subject to a 5% margin.

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 139

Management Report	Financial Statements	Further Information

Following the Demerger, the Group assessed that Unilever no longer meets the definition of a related party. Although Unilever retains a minority shareholding of approximately 19.9% in the Group and certain transitional arrangements remain in place, Unilever does not have control, joint control or significant influence over the Group’s financial and operating policies. Accordingly, the transactions presented below relate to periods prior to the Demerger, when Unilever was a related party of the Group.

The following related party balances existed between the Ice Cream Business and Unilever Group in prior period:

Period end balances with Unilever
In millions of €	2024
Loan balances payable to Unilever	9
Trading and other receivables balances due from Unilever’s Joint Ventures	12
Trading and other payables balances due to Unilever’s Joint Ventures	7

Loan balances payable to Unilever as at 31 December 2024 consisted of loans between Ice Cream legal entities and Unilever. These loans were unsecured, repayable within 2 years and were interest bearing with rates as set out below.

		Maturity		31 December 2024
Borrowing entity	Currency	date	Interest rate %	In million of €
Unilever Ice Cream Bulgaria EOOD	BGN	09/05/25	EURIBOR 6M + 4.188%, floored at 0%	9

Other Related Party of the group:

In 2025, Magnum RFM Ice-cream Inc, a subsidiary of the Group, paid €9 million of dividend to RFM Corporation Inc, a non-controlling interest of the Group. RFM Corporation Inc. is a related party as it has significant influence over the subsidiary.

Compensation for Key Management is disclosed in Note 4A.

23. Legal entities

Interest in subsidiaries

The Group has a programme of action to rename and harmonise all legal entity names to reflect The Magnum Group. The former name of the legal entity is included in brackets. The list of name changes has been updated to include all changes effected up to 12 February 2026. TMICC N.V. provided a guarantee under section 2:403 of the Dutch Civil Code to the twelve legal entities in The Netherlands.

The Group comprises the following entities 100 % owned by the Group and are consolidated:

Country	Legal Entity Name

Australia	Ben & Jerry’s Franchising Australia Limited (#)
Magnum ICC Australia Pty Ltd
Austria	Delico Handels GmbH (#)
Magnum ICC Austria GmbH
Belgium	Magnum ICC Belgium NV
Brazil	Magnum ICC Brasil Supply Ltda (formerly Unilever Brasil Gelados Ltda) (#)
Magnum ICC Brasil Ltda
Bulgaria	Unilever Ice Cream Bulgaria EOOD (#)
Canada	Magnum ICC CA Limited
China	Wall`s (China) Co., Ltd. (#)
Magnum Investment (Shanghai) Co., Ltd
Czech Republic	Magnum ICC ČR, spol. s r.o.
Denmark	Magnum ICC Denmark A/S
Ecuador	Magnum-ICC Ecuador S.A.S.
Finland	Magnum ICC Finland Oy
France	Cogesal-Miko SAS (#)
Magnum ICC Retail Operations France SAS (#)
(formerly Unilever Retail Operations France SAS (UROF))
Magnum ICC France SAS
Germany	Magnum ICC Germany GmbH (formerly BlitZ 24-179 GmbH)
Magnum ICC Germany Supply GmbH (formerly Blitz 24-180 GmbH)
Greece	ALGIDA ICC Single Member S.A.
Hungary	Magnum ICC Hungary Kft (formerly Magnum ICC Hungary Korlátolt Felelősségű Társaság)
Magnum ICC Hungary Supply Kft
(formerly Magnum ICC Hungary supply Korlátolt Felelősségű Társaság)

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 140

Management Report	Financial Statements	Further Information

Country	Legal Entity Name
India	Magnum ICC India Services Private Limited
Indonesia	PT The Magnum Ice Cream Indonesia
Ireland	Magnum ICC Ireland Limited
Israel	Glidat Strauss Limited (#)
Italy	Gromart S.R.L (#)
Magnum ICC Italy S.r.l.
Magnum ICC Italy Supply S.r.l.
Kazakhstan	Magnum ICC Kazakhstan Limited
Lithuania	UAB Magnum Lietuva gamyba (formerly UAB Unilever Lietuva ledu gamyba) (#)
Malaysia	Magnum ICC MY SDN. BHD
Mexico	Magnum ICC México, S. DE R.L. DE C.V.
Netherlands	Ben en Jerry's Hellendoorn B.V.(#)
The Magnum Ice Cream Company HoldCo Netherlands B.V.
The Magnum Ice Cream Company HoldCo 1 Netherlands B.V
The Magnum Ice Cream Company HoldCo 2 Netherlands B.V.
The Magnum Ice Cream Company HoldCo 3 Netherlands B.V.
The Magnum Ice Cream Company HoldCo 4 Netherlands B.V.
The Magnum Ice Cream Company NewCo Netherlands B.V.
Magnum ICC Europe B.V.
Magnum ICC Finance B.V.
Magnum IP Holdings B.V.
Magnum ICC Global Services B.V.
Magnum ICC Netherlands B.V.
New Zealand	Ben & Jerry's Franchising New Zealand Limited (#)
Magnum ICC NZ Limited
Poland	Magnum ICC Poland sp.z o.o. (formerly Nonia sp. Z o.o.)
Magnum ICC Poland Supply sp.z o.o. (formerly Nogaro sp. z o.o.)
Romania	Betty Ice SRL (#)
Betty Ice Distributie SRL (#)
Magnum ICC RO S.R.L.
Singapore	Magnum ICC SG Pte Ltd
Slovakia	Magnum ICC Slovakia s. r. o.
South Africa	Magnum ICC SA Propietary Limited (formerly Magnum Ice Cream Company South Africa)
Spain	Magnum ICC Spain S.L.
Sweden	Magnum ICC Sweden Supply AB (formerly Unilever Produktion AB) (#)
Magnum ICC Sweden AB (formerly The Magnum Ice Cream Company Sweden AB)
Switzerland	The Magnum Ice Cream Company Switzerland AG
Thailand	Magnum ICC (Thailand) Co. Ltd
(formerly The Magnum Ice Cream (Thailand) Company Limited)
Türkiye	Magnum Dondurma Anonim Şirketi
UAE	Magnum ICC General Trading L.L.C.

Country	Legal Entity Name
UK	Magnum ICC UK Limited
(formerly The Magnum Ice Cream Company UK Trading Limited)
Magnum ICC UK Supply Limited
(formerly The Magnum Ice Cream Company Manufacturing UK Limited)
Magnum ICC UK R&D Limited
(formerly The Magnum Ice Cream Company R&D United Kingdom Limited)
United States of America	Ben & Jerry’s Homemade Inc (#)
Ben & Jerry’s Franchising Inc (#)
Ben & Jerry’s Gift Card LLC (#)
Yasso Holdings Inc (#)
Yasso Inc (#)
Magnum ICC US SpinCo, LLC
Magnum ICC US Holdco, LLC
Magnum ICC US, LLC
Ben & Jerry's Holdco, LLC

And the following entities which are not 100% owned and are consolidated:

Country	Legal Entity Name	% Group Shareholding
Pakistan	The Magnum Ice Cream Company Pakistan Limited	99.35%
Philippines	Magnum RFM Ice Cream Inc	50%+1 share
	(formerly Unilever RFM Ice Cream, Inc) (#) (a)

(a)	The Group controls Magnum RFM Ice Cream Inc as it has the majority of seats at the Board and voting rights.

Interest in joint ventures and associates

Country	Legal Entity Name	% Group Shareholding
Philippines	Selecta Wall’s Land Corporation (#)	50	% (b)
	WS Holding, Inc. (#)	40%

(b)	Direct 40% and indirect 10% through WS holding Inc.

The Group has significant influence over the joint ventures and associates, however due to materiality has accounted for those under non-current investment.

(#) Ice cream dedicated legal entities that existed prior to the Separation.

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 141

Management Report	Financial Statements	Further Information

24. Auditor fees

The following fees were charged by KPMG Accountants N.V. to the Company, its subsidiaries and other consolidated companies, as referred to in Section 2:382a (1) and (2) of the Dutch Civil Code.

	KPMG	Other
2025	Accountants	KPMG	Total
In millions of €	N.V.	network	KPMG
Audit of the financial statements	6	4	10
Other audit engagements	0	—	0
Assurance engagements related to sustainability reporting	1	—	1
Tax-related advisory services	—	—	—
Other non-audit services	—	—	—
Total	7	4	11

Fees for audit of the financial statements services include the audit of the financial statements of the Company and its subsidiaries. Fees for assurance engagements related to sustainability reporting and other audit services relate to sustainability audits and other assurance services in relation to required certifications. Fees for audit services are included within Operating Costs (Note 3). These fees are recognised when the service is provided.

25. Events after the balance sheet date

Where events occurring after the balance sheet date provide evidence of conditions that existed at the end of the reporting period, the impact of these events is adjusted within the consolidated financial statements. Otherwise, events after the balance sheet date of a material size or nature are disclosed below.

There are no events after the balance sheet date other than those disclosed in Note 20.

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 142

Management Report	Financial Statements	Further Information

US Listing additional information

Code of Business Integrity and related Code Policies (Our Code)

Our Code outlines the ethical expectations for all TMICC colleagues, including integrity, compliance and respect for human rights.

●	This policy has been newly developed for TMICC.
●	The policy is made available to all our stakeholders via TMICC’s website.
●	Responsible for policy: CEO.
●	Scope: Own operations.

Key summary of how this policy addresses our material impacts, risks and opportunities

TMICC’s Code of Business Integrity and Code Policies (Our Code) set out the principles that govern our conduct - both for the individual and collectively. The Code articulates six core values - Respect, Fairness, Honesty, Care, Innovation, and Collaboration - which guide decision-making and daily operations across the organisation. It addresses key sustainability topics, including human rights of our colleagues and consumers (via our product safety and quality policy in the Code), anti-bribery and corruption, fair competition, environmental stewardship, responsible sourcing, product safety, and data privacy. The Code is designed to foster a culture of integrity, transparency, and accountability, supporting TMICC’s long-term value creation and stakeholder trust.

Our Code defines the ethical behaviours that everyone must demonstrate when working for TMICC. They help us to address key potential external and internal risks to the business such as fraudulent behaviour or a failure to respect, uphold and advance human rights, as well as playing a key role in ensuring compliance with laws and regulations and non-violation of bribery and corruption. As a result, they help us to protect our brands and reputation, and to prevent harm to people or the environment.

As mandated by the Code, our colleagues are also required to report any actual or potential breach of the Code and Code Policies. TMICC maintains mechanisms for onboarding, monitoring and auditing, as well as confidential “Speak Up” channels to support transparency and we also highlight these during Business Integrity trainings and in our communications. This includes our non-retaliation policies and guidelines, which apply to all colleagues who raise issues.

Directors, senior management and employees

Employees

The average number of employees for the last three years based on geographic regions is provided in Note 4A of the Financial Statements on page 103. The average number of employees during 2025 by type is presented below:

2025
Permanent	15,399
Temporary	995
Non-guaranteed hours	177
Total Headcount	16,571

In 2025, Unilever engaged on behalf of TMICC, with global trade unions through structured dialogue and collaboration, ensuring that workers’ rights are respected and that concerns are addressed promptly and transparently.

Research and Development, Patents, Licenses

The Group owns and uses a portfolio of intellectual property, including trademarks, patents and know how, and conducts certain of its operations under licences based on intellectual property owned or controlled by third parties. The Group is not dependent on any single patent, licence or group of patents or licences for the conduct of its business as a whole. The Group takes appropriate measures to protect its brands, technology and intellectual property and does not consider any individual patent, licence, or manufacturing process to be material to the Group’s business or profitability.

Material contracts

The contracts listed below have been entered into by the Company or a member of the TMICC and its subsidiaries (the “Group”) outside of the ordinary course of business within the two years immediately preceding the date of this annual report and are material to the Company or any member of the Group.

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 144

Management Report	Financial Statements	Further Information

Global Transitional Services Agreement (GTSA)

Overview

To ensure business continuity following 1 July 2025 (being the principal date for completion of the reorganisation of the Unilever Group), certain members of the Group and Unilever Group entered into the GTSA on 1 July 2025. Under the GTSA, Unilever will provide, or procure the provision of, certain services on a transitional basis for a certain transition period for up to 30 months following 1 July 2025, at which point the Group anticipates that it will be able to fully operate on a stand-alone basis.

Services

Services provided by Unilever under the GTSA are required to be provided to the same standard as those or equivalent services are provided, on average, to Unilever and/or any of its entities. The services to be provided under the GTSA include, among others, certain IT infrastructure and support services, financial services and support, operations management services, distribution services, the use of offices and facilities, logistics and supply-chain management.

Duration

Each service provided under the GTSA is subject to specific service terms ranging from six to 30 months, including a three-month ramp down period.

Under the terms of the GTSA, the Group is required to exit GTSA arrangements as soon as practicable, pursuant to applicable early termination rights. There is no automatic right to extend the duration of services; extensions may be granted at the sole discretion of Unilever. The GTSA will automatically terminate when the last service provided in accordance with the agreement is terminated.

Liability

The Group and Unilever’s maximum annual liability arising out of or in connection with the GTSA, subject to certain enumerated exceptions and applicable law, is capped at amounts that the Group believes are customary for contracts of this nature.

Governance

The GTSA provides for the appointment of relationship managers which meet regularly and will be the principal point of contact to resolve operational and commercial issues arising under the agreement. If a dispute arises, the matter must be escalated first to the respective relationship managers of each party and, if it cannot be resolved following this procedure, the parties may refer the dispute to the respective chief financial officers of the Group and Unilever. The GTSA is governed by English law.

Demerger Agreement

TMICC and Unilever, among others entered into a demerger agreement on 1 October 2025 (the “Demerger Agreement”) to effect the Demerger and to govern aspects of the relationship between the Group and the Unilever Group following completion of the Demerger, including in respect of, among other things, undertakings to proceed with the steps required to give effect to the Demerger, allocation of risk and responsibility for certain liabilities between the Unilever Group and the Group and dealing with separation issues between the Group from the Unilever Group.

Allocation of liabilities

The Demerger Agreement establishes a regime which governs the allocation of claims, losses and liabilities relating to the former ice cream business of Unilever (the “Ice Cream Business”) and the Unilever Group. Following the Demerger and subject to certain exceptions:

●	any claim, loss or liability incurred in relation to or in connection with the Ice Cream Business (whenever arising) shall be allocated to Group; and
●	any claim, loss or liability principally relating to the retained businesses of the Unilever Group (whenever arising) shall be allocated to the Unilever Group.
●	The Demerger Agreement contains indemnities, cross-indemnities and releases (and undertakings to provide the same) which give effect to the liability allocation regime described above.

Other matters

The Demerger Agreement also includes provisions relating to: (i) arrangements made for employees transferring from the Unilever Group to the Group; (ii) the non-solicit undertakings the Unilever Group will provide to the Group (and vice versa); (iii) the non-compete undertakings that the Unilever Group will provide to the Group; (iv) the insurance arrangements between Unilever and the Group; (v) the conduct of certain third-party claims commenced against members of the Group or the Unilever Group; and (vi) the sharing of information to permit the Unilever Group and the Group to comply with their respective financial or tax reporting obligations.

Tax Matters Agreement

TMICC and Unilever entered into a tax matters agreement on 1 October 2025 (the “Tax Matters Agreement”) to govern how certain tax matters related to the Demerger should be dealt with as between the Group and the Unilever Group following completion of the Demerger. The Tax Matters Agreement includes provisions in respect of, amongst other things: (i) the allocation of certain tax liabilities between the Unilever Group and the Group; (ii) ensuring that the expected tax treatment

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 145

Management Report	Financial Statements	Further Information

of the Demerger is maintained; and (iii) other more administrative tax matters (such as tax filings, the maintenance of tax records and the conduct of tax claims).

Allocation of tax liabilities

Subject to limited exceptions, the Tax Matters Agreement allocates tax liabilities between the Group and the Unilever Group in line with how those tax liabilities are provided for in the combined carve-out financial statements and condensed combined carve-out financial statements of the Ice Cream Business; tax liabilities are generally allocated to the Group to the extent they are provided for in the combined carve-out financial statements of the Ice Cream Business.

Under the Tax Matters Agreement, tax liabilities which are unexpected (i.e., broadly, they are not provided for in the combined carve-out financial statements and condensed combined carve-out financial statements of the Ice Cream Business or in the Unilever Group accounts), are allocated to the Group if they arise in relation to or in connection with the Ice Cream Business.

The Tax Matters Agreement includes cross-indemnities between TMICC and Unilever in respect of tax liabilities to ensure that the allocation set out above is achieved.

Restrictions on the Company and indemnity obligations

Certain aspects of the United Kingdom tax treatment of the Demerger, may cease to apply if a chargeable payment (as defined in Sections 1088 and 1089 of the Corporation Tax Act 2010) is made by a member of the Unilever Group or the Group within five years of the Demerger. The Tax Matters Agreement contains: (i) undertakings from Unilever and TMICC to ensure that their respective groups do not make such chargeable payments; and (ii) an indemnity in favour of each of Unilever and TMICC for any loss arising to their groups as a result of the other party failing to comply with the aforementioned undertaking.

Similarly, in the Tax Matters Agreement, TMICC has agreed not to take certain actions that could cause the Demerger to fail to qualify for tax-free treatment for US federal income tax purposes. Under the Tax Matters Agreement, TMICC is restricted from engaging in certain acquisition, merger, liquidation, sale, and stock redemption transactions during the two-year period following the completion of the Demerger, unless (i) TMICC obtains a tax opinion from a qualified adviser (or a ruling from the IRS) that such action will not affect the tax-free treatment of the Demerger or the internal restructuring or (ii) TMICC and Unilever agree otherwise. Moreover, TMICC has generally agreed under the Tax Matters Agreement to indemnify Unilever for taxes and related losses it suffers as a result of the Demerger failing to qualify as tax-free transactions for US federal income tax purposes if the taxes and related losses are attributable to actions taken (or the failure to take certain actions) by the Group that would (a) be inconsistent with or cause to be untrue any statement, information, covenant, or representation in the IRS ruling request, the Tax Opinion and any other related materials, or (b) result in the direct or indirect acquisitions of shares or assets of the Group (including, for example, a takeover of TMICC) (regardless of whether TMICC consents to such acquisitions).

Registration Rights Agreement

TMICC and Unilever entered into a registration rights agreement on 1 October 2025 (the “Registration Rights Agreement”) to grant customary registration rights to Unilever with respect to their retained stake in connection with the Demerger (“Registrable Securities”). The Registration Rights Agreement grants certain demand registration rights, short-form registration rights and piggyback registration rights in respect of Registrable Securities and related indemnification rights from us, subject to customary restrictions and exceptions.

Term Loan Facilities Agreement

Magnum ICC Finance B.V. (as borrower) and The Magnum Ice Cream Company HoldCo Netherlands B.V. (as guarantor) (each, a wholly-owned subsidiary of the Group) entered into a term loan facilities agreement on 28 August 2025 (the “Term Loan Facilities Agreement”) (the facilities to be provided thereunder being the “Term Loan Facilities”). The commitments under the Term Loan Facilities are provided by unaffiliated third-party lenders.

The Term Loan Facilities comprise:

●	a bridge term loan facility (the “Bridge Facility”) denominated in euro, with a commitment of €3 billion available for the refinancing of financial indebtedness owed by Group to the Unilever Group, and for the financing or refinancing of the consideration for the transfer of Unilever’s Ice Cream Business in Indonesia. The Bridge Facility is provided on a certain funds basis until the date of the Demerger. The Bridge Facility has an initial maturity date of one year from the date of the Term Loan Facilities Agreement, subject to two extension options of six months each which can be exercised by the Company in its sole discretion, subject to no event of default continuing and the repeating representations being true in all material respects, in each case under the Term Loan Facilities Agreement;
●	a term loan facility (the “India Term Loan Facility”) denominated in euro, with a commitment of €300 million available for the financing or refinancing of the consideration for the transfer of the

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 146

Management Report	Financial Statements	Further Information

Unilever Group’s shares in Kwality Wall’s India, once those shares are received by the relevant Unilever Group Company. The India Term Loan Facility is provided on a certain funds basis for a period of 18 months from the date of the Term Loan Facilities Agreement. The India Term Loan Facility has a maturity date of three years from the date of the Term Loan Facilities Agreement; and

●	a working capital term loan facility (the “Working Capital Term Loan Facility”) denominated in euro (with optional currencies of US dollars and Pounds Sterling), with a commitment of €700 million available for general corporate purposes and with a maturity date of three years from the date of the Term Loan Facilities Agreement.

Prior to the Demerger, Magnum ICC Finance B.V.’s obligations under the Term Loan Facilities Agreement were only guaranteed by The Magnum Ice Cream Company HoldCo Netherlands B.V. Following the Demerger, TMICC acceded to the Term Loan Facilities Agreement as an additional guarantor of Magnum ICC Finance B.V.’s obligations thereunder.

Any loan drawn under the any of the Term Loan Facilities will bear interest at a rate equal to the aggregate of: (i) EURIBOR (in respect of loans drawn in euro), Compounded SOFR (in respect of loans drawn in US dollars) or Compounded SONIA (in respect of loans drawn in Pounds Sterling); and (ii) a margin between 0.35 and 1.70 per cent. subject to a margin grid which is based on duration for the Bridge Facility, and between 0.75 and 1.30 per cent. subject to a margin grid which is based on the Group’s long-term credit rating for the India Term Loan Facility and Working Capital Term Loan Facility.

The Term Loan Facilities Agreement requires Magnum ICC Finance B.V. and The Magnum Ice Cream Company HoldCo Netherlands B.V. (and, on and from its accession as an additional guarantor, TMICC) to make certain customary representations and warranties at various times throughout the term of the agreement. While the Term Loan Facilities Agreement does not contain any financial covenants, it contains a customary negative pledge and restrictions on disposals, as well as other customary covenants of an administrative or operational nature. The Term Loan Facilities Agreement also contains customary events of default, including cross-default and acceleration provisions.

Revolving Credit Facility Agreement

Magnum ICC Finance B.V. (as borrower) and The Magnum Ice Cream Company HoldCo Netherlands B.V. (as guarantor) entered into a syndicated revolving credit facility agreement on 28 August 2025 (the “Revolving Credit Facility Agreement”) (the revolving credit facility provided thereunder being the “Revolving Credit Facility” and the swingline facilities as a sub-limit within the Revolving Credit Facility provided thereunder being the “Swingline Facility”). The commitments under the Revolving Credit Facility and the Swingline Facility are provided by unaffiliated third-party lenders.

The Revolving Credit Facility comprises:

●	a multicurrency facility denominated in euro (with optional currencies of US dollars and Pounds Sterling), and a commitment of €1 billion available for general corporate purposes with an initial maturity date of five years from the date of the Revolving Credit Facility Agreement, subject to two extension options of one year each which can be requested by the Company and which each lender can in its sole discretion, agree to or not; and
●	a €500 million Swingline Facility and a US$500 million Swingline Facility each operating as a sublimit within the Revolving Credit Facility with the purpose of refinancing euro or US dollar commercial paper programmes, respectively, that the Group plans to establish.

Prior to the Demerger, Magnum ICC Finance B.V.’s obligations under the Revolving Credit Facility Agreement were only guaranteed by The Magnum Ice Cream Company HoldCo Netherlands B.V. Following the Demerger, TMICC acceded to the Revolving Credit Facility Agreement as an additional guarantor of Magnum ICC Finance B.V.’s obligations thereunder. Following its accession as guarantor under the Revolving Credit Facility Agreement, TMICC will guarantee the obligations of any other member of the Group that accedes to the Revolving Credit Facility Agreement as an additional borrower.

Any loan drawn under the Revolving Credit Facility will bear interest at a rate equal to the aggregate of: (i) EURIBOR (in respect of loans drawn in euro) or Compounded SOFR (in respect of loans drawn in US dollars) or Compounded SONIA (in respect of loans drawn in Pounds Sterling); and (ii) a margin of between 0.20 and 0.75 per cent., subject to a margin grid which is based on the Group’s long-term credit rating.

Any loan drawn under the Swingline Facilities will bear an interest rate of: (i) the aggregate of (x) enhanced €STR and (y) margin in relation to the Euro Swingline Facility; and (ii) the higher of (x) the commercial lending rate in US dollars and (y) 0.50 per cent. per annum over the Federal Funds Rate in relation to the US dollar Swingline Facility.

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 147

Management Report	Financial Statements	Further Information

The Revolving Credit Facility Agreement requires Magnum ICC Finance B.V. and The Magnum Ice Cream Company HoldCo Netherlands B.V. (and, on and from its accession as an additional guarantor, the Company) to make certain customary representations and warranties at various times throughout the term of the Revolving Credit Facility Agreement. While the Revolving Credit Facility Agreement does not contain any financial covenants, it contains a customary negative pledge and restrictions on disposals, as well as other customary covenants of an administrative or operational nature.

The Revolving Credit Facility Agreement also contains customary events of default, including cross-default and acceleration provisions.

Exchange Controls

Cash distributions, if any, will be declared in euros and payable in euros on our shares listed on Euronext Amsterdam. Cash distributions, if any, on our shares listed on the London Stock Exchange and New York Stock Exchange shall be declared in euros but paid in Sterling and US dollars, respectively, converted at the rate of exchange at the close of business on the date fixed for that purpose by the Board in accordance with the Articles of Association. No payments, including dividend payments, may be made to jurisdictions subject to certain sanctions, adopted by the government of the Netherlands, implementing resolutions of the Security Council of the United Nations. Other than certain economic sanctions, which may be in force from time to time, there are currently no applicable laws, decrees or regulations in force restricting the import or export of capital or restricting the remittance of dividends or other payments to holders of TMICC’s shares who are non-residents of the Netherlands. Similarly, other than certain economic sanctions which may be in force from time to time, there are no limitations relating only to non-residents of the Netherlands under Dutch law or the Articles of Association on the right to be a holder of, and to vote in respect of, TMICC’s shares.

TMICC Annual Report on Form 20-F 2025

Filed with the SEC on the SEC’s website. Printed copies are available, free of charge, upon request to TMICC N.V., Investor Relations, Reguliersdwarsstraat 63 1017 BK Amsterdam The Netherlands.

Documents on display in the United States.

The Group files and furnishes reports and information with the United States SEC. Certain of our reports and other information that we file or furnish to the SEC are also available to the public over the internet on the SEC’s website.

Seasonality

The ice cream business is seasonal, with a significant portion of the Group’s annual sales occurring during the summer months in the Northern Hemisphere. The impacts of seasonality on the Group’s results are relatively stable each year. For FY2025, FY2024 and FY2023, [47 per cent., 47 per cent. and 47 per cent., respectively, of revenue was generated during the four-month period from 1 May to 31 August. The impact of seasonality differs across the Group’s markets, with certain markets being more seasonal than others or subject to the impacts of seasonality at different times of the year. For example, the Group’s most seasonal markets are in Europe, notably Italy and Spain, as well as Türkiye, where revenue tends to be stronger during the spring and summer seasons in the second and third quarters of each year. Conversely, with the exception of China, volumes in Asia are generally less impacted by seasonality. The impact of seasonality is also dependent on the proportion of away-from-home sales and at-home consumption in the market. For example, the United States is not very seasonal, as most of the ice cream consumption happens at home. As part of the improvements to its supply chain contemplated by its supply chain transformation programme, the Group aims to enhance product availability and minimise waste, supporting efficient and timely deliveries that align stock levels with consumer demand. This approach, alongside prudent liquidity management, will enable the Group to effectively manage seasonal working capital shifts

Raw materials

Our products use a wide range of raw and packaging materials, which we source both locally and internationally and which expose us to fluctuations in commodity prices and foreign exchange rates. During the year, we experienced significant cost pressure from key commodities, particularly cocoa, which impacted gross margin. Commodity and other supply chain cost inflation amounted to several hundred basis points at gross margin level, partially offset by disciplined execution of our productivity programme and selective pricing actions across markets. As a result, the impact of higher input costs on gross margin was substantially mitigated, while we maintained volumes and continued to invest behind our brands, capabilities and operational execution.

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 148

Management Report	Financial Statements	Further Information

Cyber Security Risk Management and Strategy

As a newly established company, TMICC may attract heightened attention from cyber criminals, increasing the risk of data breaches, unauthorised access, and regulatory violations, potentially resulting in loss of customer and consumer confidence, reduced turnover, and additional mitigation costs. Accordingly, TMICC recognises the critical importance of cyber security and adopts a risk-based approach to safeguarding its systems, data, and operations. During 2025, the Company operated under a coordinated cyber assurance model with Unilever to address any cyber security incidents, threats, or risks originating from Unilever’s environment. At the same time, TMICC is establishing its own cyber security framework, aligned with industry best practices and integrated into the broader enterprise risk management framework.

Key elements of TMICC’s cyber security approach include:

Framework and Governance: TMICC has implemented a Cyber Security Risk & Exception Management Framework aligned with recognised industry standards. Cyber security risk is embedded within the enterprise risk management process, with regular reporting to senior leadership and governance bodies to ensure transparency and continuous improvement.

Policies and Standards: TMICC has introduced a comprehensive set of Cyber Security Policies and Standards, applicable to employees, contractors, and third-party service providers. These policies are periodically reviewed and updated to reflect evolving threats and regulatory requirements.

Assurance and Testing: TMICC conducts risk-based cyber security assurance activities, including vulnerability assessments, penetration testing, and independent audits. These evaluations are supported by internal and external experts, with findings reported to the Audit and Risk Committee to strengthen resilience and governance.

Third-Party Risk Management: TMICC requires prioritised third parties and contractors to complete an initial vetting and periodic security assessments. A dedicated team monitors and manages risks associated with external service providers.

Continuous Improvement and Resilience: Continuous Improvement and Resilience: TMICC invests in people, processes, and technology to address emerging cyber threats. As the new, independent technology stack is developed, resilience planning and recovery testing will be conducted to ensure preparedness for potential incidents.

Incident Response: While TMICC’s cyber risk management activities aim to minimise the likelihood of a material cyber incident, absolute prevention cannot be guaranteed. TMICC maintains a structured incident response plan to ensure timely detection, mitigation, and recovery, reducing potential business and reputational impact.

Material Risks and Incidents:

TMICC, like all organisations, faces ongoing cyber threats. However, during the year ended 31 December 2025, no known cyber security incidents have materially affected or are reasonably likely to materially affect TMICC.

Enterprise Risk Management and Cyber Security Governance:

Cyber security governance is an integral part of TMICC’s Enterprise Risk Management (ERM) framework, overseen by the Board and the Audit and Risk Committee. The cyber security framework is led by the Chief Information Technology Officer (CITO) and the Chief Information Security Officer (CISO), ensuring robust protection of systems and data.

The Chief Information Security Officer (CISO) is responsible for assessing and analysing cybersecurity threats and brings relevant industry experience, having held both technology and business facing leadership roles that support management’s oversight of cybersecurity risk identification, assessment, and mitigation.

The Audit and Risk Committee provides oversight of cyber security risk, maintaining alignment with TMICC’s broader governance and assurance processes. Working closely with the Group Risk & Internal Controls department, the CISO embeds the cyber security framework within the ERM structure and delivers periodic reports to the Audit and Risk Committee covering:

●	status of ongoing cybersecurity controls, risk posture, and continuous improvement initiatives;
●	operational metrics, reports, and insights from any cybersecurity events;
●	updates on cybersecurity risk management frameworks, regulatory trends, and compliance requirements; and awareness of the external threat landscape and emerging trends.

The Audit and Risk Committee’s oversight is further supported by TMICC’s Internal Audit function, which provides independent assurance on the effectiveness of management’s handling of cyber security risks, including internal control systems. This integrated approach ensures that cyber security governance is embedded within TMICC’s overall ERM framework, reinforcing resilience, transparency, and stakeholder confidence.

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 149

Management Report	Financial Statements	Further Information

Taxation

Dutch taxation

This summary outlines certain Dutch tax consequences for non‑resident holders of common shares under current Dutch tax law and the US‑Netherlands Tax Treaty of December 18, 1992, as amended in 2004. It is not exhaustive and should not be interpreted as covering issues not specifically mentioned. As to individual tax consequences, investors in common shares should consult their own professional tax advisor.

With respect to a holder of common shares that is an individual who receives income or derives capital gains from common shares and this income received or capital gains derived are attributable to past, present or future employment activities of such holder, the income of which is taxable in the Netherlands, the Dutch tax position is not discussed in this summary.

Dividend withholding tax

In general, a distribution to shareholders by a company resident in the Netherlands (such as the Company) is subject to a withholding tax imposed by the Netherlands at a rate of 15%. Share dividends paid out of the Company’s paid-in share premium recognized for Dutch tax purposes are not subject to the abovementioned withholding tax. Share dividends paid out of the Company’s retained earnings are subject to dividend withholding tax on the nominal value of the shares issued.

Relief at source is available to certain qualifying corporate holders of common shares if such common shares are attributable to a business carried out in the Netherlands, provided that such holder demonstrates that it is the beneficial owner of the dividend. Relief at source is available for dividend distributions to certain qualifying corporate holders of common shares resident in EU/EEA member states, and to certain qualifying corporate holders of common shares resident in non-EU/EEA states with which the Netherlands has concluded a tax treaty that includes a dividend article, provided that such holder demonstrates that it is the beneficial owner of the dividend unless such holder holds the common shares of the Company with the primary aim or one of the primary aims to avoid the levy of Dutch dividend withholding tax from another person and the shareholding is put in place without valid commercial reasons that reflect economic reality.

Upon request and under certain conditions, certain qualifying non-resident individual and corporate holders of common shares resident in EU/EEA member states or in a qualifying non-EU/EEA state may be eligible for a refund of Dutch dividend withholding tax to the extent that the withholding tax levied is higher than the personal and corporate income tax which would have been due if they were resident in the Netherlands. However, this refund is not applicable when, based on the US Tax Treaty, the Dutch dividend withholding tax can be fully credited in the United States by the US holder.

Pursuant to the provisions of the US Tax Treaty, reduced rate may be applicable in respect of dividends paid by the Company to a beneficial owner holding directly 10% or more of the voting power of the Company, if such owner is a company resident in the United States (as defined in the US Tax Treaty) and entitled to the benefits of the US Tax Treaty.

Pursuant to Dutch anti-dividend stripping legislation, a holder of common shares who is the recipient of dividends will in any case not be considered the beneficial owner of the dividends if (i) as a consequence of a combination of transactions, a person other than the recipient benefits, in full or in part, directly or indirectly, from the dividends; (ii) whereby such other person retains, directly or indirectly, an interest similar to that in the common shares on which the dividends were paid; and (iii) that other person is entitled to a credit, reduction or refund of dividend withholding tax that is less than that of the recipient.

Dividends paid to qualifying exempt US pension trusts and qualifying exempt US organizations are, under certain conditions, exempt from Dutch withholding tax under the US Tax Treaty. Qualifying exempt US pension trusts normally remain subject to withholding at the rate of 15% and are required to file for a refund of the tax withheld. Only if certain conditions are fulfilled, may such pension trusts be eligible for relief at source upon payment of the dividend. However, for qualifying exempt US organizations no relief at source upon payment of the dividend is currently available; such exempt US organizations should apply for a refund of the 15% withholding tax withheld. Further, under certain circumstances, certain exempt organizations (e.g. pension funds) may be eligible for a refund of Dutch withholding tax upon their request pursuant to Dutch tax law. From 1 January 2024 onwards, , provided certain conditions are met, such (US) organizations may be eligible for relief at source upon request.

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 150

Management Report	Financial Statements	Further Information

The Company may, with respect to certain dividends received from qualifying non-Dutch subsidiaries, credit taxes withheld from those dividends against the Dutch withholding tax imposed on certain qualifying dividends that are redistributed by the Company, up to a maximum of the lesser of:

●	3% of the amount of qualifying dividends redistributed by the Company; and
●	3% of the gross amount of certain qualifying dividends received by the Company.

The reduction is applied to the Dutch dividend withholding tax that the Company must pay to the Dutch tax authorities and not to the Dutch dividend withholding tax that the Company must withhold.

From 1 January 2024 onwards, in addition to Dutch dividend withholding tax, Dutch conditional withholding tax may apply at a statutory rate of 25.8% on dividends and other (deemed) distributions to certain affiliated (gelieerde) entities of the Company for the purpose of the Dutch Withholding Tax Act 2021(Wet bronbelasting 2021).

The Dutch conditional withholding tax only applies on dividends and other (deemed) distributions to entities that are resident (gevestigd), or have a permanent establishment to which the dividend or distribution is attributable, in a jurisdiction that is listed in the Dutch Regulation on low-taxing states and non-cooperative jurisdictions for tax purposes (Regeling laagbelastende staten en niet-coöperatieve rechtsgebieden voor belastingdoeleinden), and in certain deemed abusive situations.

An entity is generally affiliated within the meaning of the Dutch Withholding Tax Act 2021 if there is a controlling relationship between such entity and the distributing Company.

Income and capital gains

Income and capital gains derived from the common shares by a non-resident individual or non-resident corporate shareholder are generally not subject to Dutch income or corporation tax, unless (i) such income and gains are attributable to a (deemed) permanent establishment or (deemed) permanent representative of the shareholder in the Netherlands; or (ii) the shareholder is entitled to a share in the profits of an enterprise or (in the case of a non-resident corporate shareholder only) a co-entitlement to the net worth of an enterprise that is effectively managed in the Netherlands (other than by way of securities) and to which enterprise the common shares are attributable; or (iii) such income and capital gains are derived from a direct, indirect or deemed substantial participation in the share capital of the Company (such substantial participation not being a business asset), and, in the case of a non-resident corporate shareholder only, it is being held with the primary aim or one of the primary aims to avoid the levy of income tax from another person and is put in place without valid commercial reasons that reflect economic reality; or (iv) in the case of a non-resident corporate shareholder, such shareholder is a resident of Aruba, Curacao or Saint Martin with a permanent establishment or permanent representative in Bonaire, Eustatius or Saba to which the common shares are attributable and certain conditions are met; or (v) in the case of a non-resident individual, such individual derives income or capital gains from the common shares that are taxable as benefits from ‘miscellaneous activities’ in the Netherlands (resultaat uit overige werkzaamheden, as defined in the Dutch Income Tax Act 2001), which includes the performance of activities with respect to the common shares that exceed regular portfolio management.

In general, a holder of common shares has a substantial participation if they hold either directly or indirectly and either independently or jointly with their partner (as defined in the Dutch Income Tax Act 2001), the ownership of, or certain other rights over, at least 5%of the total issued share capital or total issued particular class of shares of the Company or rights to acquire direct or indirect shares, whether or not already issued, that represent at any time 5% or more of the total issued capital (or the total issued particular class of shares) or the ownership of certain profit participating certificates that relate to 5% or more of the annual profit or to 5% or more of the liquidation proceeds. A shareholder will also have a substantial participation in the Company if one or more of certain relatives of the shareholder hold a substantial participation in the Company. A deemed substantial participation amongst others exists if (part of) a substantial participation has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

Estate and gift taxes

No estate, inheritance or gift taxes are imposed by the Netherlands on the transfer or deemed transfer of common shares by way of gift by or on the death of a shareholder if, at the time of the death of the shareholder or the gift of the common shares (as the case may be), such shareholder is not a (deemed) resident of the Netherlands.

Inheritance or gift taxes (as the case may be) are due, however, if such shareholder:

●	has Dutch nationality and has been a resident of the Netherlands at any time during the ten years preceding the time of their death or gift; or
●	does not have Dutch nationality but has been a resident of the Netherlands at any time during the twelve months preceding the time of the gift (for Netherlands gift taxes only).

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 151

Management Report	Financial Statements	Further Information

United States Federal Taxation

This section describes the United States federal income tax considerations generally applicable to the ownership and disposition of our ordinary shares by a US holder (as defined below) that holds our ordinary shares as “capital assets” for United States federal income tax purposes. This discussion addresses only United States federal income taxation and does not discuss all of the tax considerations that may be relevant to a US holder in light of its individual circumstances, including non-US, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax.

This section does not apply to a member of a special class of holders subject to special rules, including:

●	banks and other financial institutions,
●	real estate investment trusts,
●	regulated investment companies,
●	certain former citizens or residents of the United States,
●	a dealer or trader in securities,
●	a person that elects to use a mark-to-market method of accounting for securities holdings,
●	a tax-exempt organization,
●	a life insurance company,
●	a person that directly, indirectly or constructively owns 10% or more of the combined voting power of our voting stock or of the total value of our stock,
●	a person that holds ordinary shares as part of a straddle or a hedging or conversion transaction or other integrated transaction,
●	a person that purchases or sells ordinary shares as part of a wash sale for tax purposes, or
●	a person whose functional currency is not the US dollar.

This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, interpretive rulings of the US Internal Revenue Service and court decisions, all as currently in effect, as well as on the US-Netherlands Tax Treaty (together with a protocol thereto, the “Tax Treaty”). These authorities are subject to change and differing interpretations, possibly on a retroactive basis.

If an entity or arrangement that is treated as a partnership for United States federal income tax purposes holds the ordinary shares, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the ordinary shares should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the ordinary shares.

A US holder is defined as a beneficial owner of ordinary shares that is, for United States federal income tax purposes:

●	an individual who is a citizen or resident of the United States,
●	a corporation (or other entity treated as a corporation for US federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia,
●	an estate whose income is subject to United States federal income tax regardless of its source, or
●	a trust if (i) a United States court can exercise primary supervision over the trust’s administration, and one or more United States persons are authorized to control all substantial decisions of the trust or (ii) such trust has validly elected to be treated as a United States person for US federal income tax purposes.

A US holder should consult its own tax advisor regarding the United States federal, state and local tax consequences of owning and disposing of ordinary shares in its particular circumstances.

The tax treatment of ordinary shares will depend in part on whether or not we are classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. Except as discussed below under “—Passive Foreign Investment Company Rules,” this discussion assumes that we are not classified as a PFIC for United States federal income tax purposes. The tax treatment of common shares will depend in part on whether or not we are classified as a passive foreign investment Company, or PFIC, for United States federal income tax purposes. Except as discussed below under “—PFIC Rules”, this discussion assumes that we are not classified as a PFIC for United States federal income tax purposes.

Taxation of Distributions

Subject to the PFIC rules discussed below, the gross amount (without reduction for Dutch withholding tax) of any distribution paid in stock or cash to a US holder out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes), other than certain pro-rata distributions of our ordinary shares, will generally be treated as a dividend that is subject to United States federal income taxation. For a non-corporate US holder, dividends paid that constitute “qualified

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 152

Management Report	Financial Statements	Further Information

dividend income” will be taxable at the preferential rates applicable to long-term capital gains, provided that the non-corporate US holder holds the ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and provided it meets other holding period requirements. Dividends paid with respect to the ordinary shares generally will be “qualified dividend income” provided that, in the year in which the dividend is received, the ordinary shares are readily tradable on an established securities market in the United States. Our ordinary shares are listed on the New York Stock Exchange, and we therefore expect that dividends will be “qualified dividend income.”

A dividend is generally includible in a US holder’s gross income on the day such dividend is actually or constructively received by such holder. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. For dividend payments made in euro, the amount of the dividend distribution that a US holder must include in its income will be the US dollar value of the euro payments made, determined at the spot euro/US dollar rate on the date the dividend is distributed, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is distributed to the date a US holder converts the payment into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss will generally be US-source income or loss for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of a US holder’s basis in the ordinary shares and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, US holders should expect to generally treat distributions we make as dividends.

Subject to certain limitations (including, but not limited to, those described in this paragraph), the Dutch tax withheld in accordance with the Tax Treaty and paid over to the Netherlands will be creditable or deductible against a US holder’s United States federal income tax liability. However, the Dutch withholding tax may not be creditable or deductible to the extent that we reduce (as described above under “Dutch taxation - Dividend withholding tax”) the amount of withholding tax paid over to the Netherlands by crediting taxes withheld from certain dividends received by us. In addition, special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a reduction or refund of the tax withheld is available under Dutch law, or under the Tax Treaty, the amount of tax withheld that could have been reduced or that is refundable will not be eligible for credit against United States federal income tax liability. Dividends will generally be income from sources outside the United States and will generally be “passive category” income for purposes of computing the foreign tax credit allowable to the holder. The rules governing foreign tax credits and deductions are complex. US holders should consult their tax advisors regarding the availability of the foreign tax credit or deductions under their particular circumstances.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, a US holder that sells or otherwise disposes of its ordinary shares will generally recognize capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount realized upon disposition of its shares and its adjusted tax basis in such shares. Any capital gain or loss of a non-corporate US holder will generally be taxed at preferential rates where such shares have been held by such US holder for more than one year. The deductibility of a capital loss may be subject to limitations.

Any gain or loss will generally be US-source income or loss for foreign tax credit limitation purposes. The rules governing foreign tax credits and deductions are complex. US holders should consult their tax advisors regarding the availability of foreign tax credits or deductions under their particular circumstances.

Passive Foreign Investment Company Rules

A non-US corporation will be classified as a PFIC for US federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

If we are a PFIC for any taxable year during which a US holder holds our ordinary shares, such holder will be subject to special tax rules, regardless of whether we continue to be treated as a PFIC, with respect to any “excess distribution” that such holder receives and any gain such holder realizes from a sale or other disposition (including a pledge) of our ordinary shares, unless such holder makes a certain election discussed below. Any distribution made to a US holder in a taxable year that is greater

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 153

Management Report	Financial Statements	Further Information

than 125% of the average annual distributions made to such holder during the shorter of the three preceding taxable years or such holder’s holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over such holder’s holding period for the ordinary shares;
●	amounts allocated to the current taxable year and any taxable years in such holder’s holding period prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) will be taxable as ordinary income; and
●	amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to such holder for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

If we are a PFIC for any taxable year during which a US holder holds our ordinary shares and any of our non-US subsidiaries are also PFICs, such holder will be treated as owning a proportionate amount (by value) of the shares of each such non-US subsidiary classified as a PFIC for purposes of the application of these rules.

If we are classified as a PFIC, certain elections may be available to mitigate the adverse US federal income tax considerations of owning stock in a PFIC. In particular, a US holder may elect mark-to-market treatment for its ordinary shares, provided those ordinary shares constitute “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable regulations. Our ordinary shares are listed on the NYSE, which is a qualified exchange for these purposes.

We believe that the ordinary shares should currently not be treated as stock of a PFIC for United States federal income tax purposes for the taxable year ending 31 December 2025 based on our income, assets, and activities, and we do not expect to become a PFIC in the foreseeable future. However, this conclusion is a factual determination that is made annually and thus may be subject to change. There can be no assurance that we will not be a PFIC for the current taxable year, or any past or future taxable years. US holders should consult their tax advisors concerning the US federal income tax considerations of owning and disposing of our ordinary shares if we are or become a PFIC, including the availability and advisability of making certain elections and the annual PFIC filing requirements, if any.

Articles of association

The information required by Item 10.B of Form 20-F is incorporated herein by reference to the description of TMICC’s Memorandum and Articles of Association contained in TMICC’s registration statement on Form 20-F filed with the Securities and Exchange Commission on 4 November 2025. There have been no material changes to TMICC’s Memorandum and Articles of Association since the filing of such registration statement. The English translation of our current memorandum and articles of association and Deed of Conversion and Amendment to Articles of Association were filed with the SEC as Exhibit 1.1 and 1.2, respectively, to out Registration Statement on Form 20-F on 4 November 2025.

Change of Certifying Accountant

At the AGM held on 28 May 2025, KPMG Accountants N.V. (KPMG Netherlands) was appointed as the new external audit firm for TMICC for the fiscal year ending December 31, 2025. The change in auditors was initiated as it was decided that TMICC would be domiciled/registered in the Netherlands. Accordingly, KPMG LLP (KPMG UK) has been dismissed for the purposes of item 16F(a)(1)(i) of Form 20-F. The change of our independent registered public accounting firm has been approved by our Board of Directors and the Audit and Risk Committee, and the decision was not made due to any disagreements between us and KPMG UK.

The audit report of KPMG UK in respect of the Combined Carve-Out Financial Statements of the Ice Cream Business of Unilever PLC as of 31 December 2024, 2023, 2022 and 1 January 2022, and for each of the years in the three-year period ended 31 December 2024, did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 154

Management Report	Financial Statements	Further Information

Since our incorporation through 28 May 2025, there have been no (i) disagreements between us and KPMG UK on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure, which disagreements if not resolved to the satisfaction of KPMG UK would have caused them to make reference thereto in their reports on the consolidated financial statements for such years, or (ii) reportable events as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F. We have also provided KPMG UK with a copy of the disclosures under this Annual Report as required under Item 16F of Form 20-F and requested from KPMG UK a letter addressed to the SEC indicating whether it agrees with such disclosures. A copy of KPMG UK’s letter dated 18 March 2026 was attached as Exhibit 15.3 in our Annual Report on Form 20-F filed with the Commission on 18 March 2026.

Since our incorporation through 28 May 2025, neither we nor anyone on behalf of us has consulted with KPMG Netherlands regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that KPMG Netherlands concluded was an important factor considered by us in reaching a decision as to any accounting, audit, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

Internal Controls

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the TMICC’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 155

Management Report	Financial Statements	Further Information

Form 20-F references

Item	Reference	Page
Item 1	Identity of Directors, Senior Management and Advisers	n/a

Item 2	Offer Statistics and Expected Timetable	n/a

Item 3	Key Information
	B. Capitalisation and Indebtedness	n/a
	C. Reasons for the offer and use of proceeds	n/a
	D. Risk factors	p.33-41

Item 4	Information on the Company
	A. History and development of the company	p.5-10; p.23-28; p.42; p.123-125; p.137; p.164; p.166
	B. Business overview	p.9-32, p.33-41; p.118; p.139; p.144; p.148
	C. Organisational structure	p. 19; p.140-141
	D. Property, plant and equipment	p.25; p.118

Item 4A	Unresolved Staff Comments	n/a

Item 5	Operating and Financial Review and Prospects
	A. Operating results	p.23-32
	B. Liquidity and capital resources	p.25-28; p.41
	C. Research and development, patents and licences, etc.	p.9; p.29-31; p.139; p.144
	D. Trend information	p.14
	E. Critical accounting estimates	n/a

Item	Reference	Page
Item 6	Directors, Senior Management and Employees
	A. Directors and senior management	p.45-49
	B. Compensation	p.60-79 ; p.103-110
	C. Board practices	p.50-65; p.78
	D. Employees	p.103; p.144
	E. Share ownership	p.64-65; p.81
	F. Disclosure of a registrant's actions to recover erroneously awarded compensation	n/a

Item 7	Major Shareholders and Related Party Transactions
	A. Major shareholders	p.80-81
	B. Related party transactions	p81; p.139-140
	C. Interest of experts and counsel	n/a

Item 8	Financial Information
	A. Consolidated statements and other financial information	p.82-83; p.87-142; p.163
	B. Significant changes	p.96

Item 9	The Offer and Listing
	A. Offer and listing details	p.80-82; p.164
	B. Plan of distribution	n/a
	C. Markets	p.42
	D. Selling shareholders	n/a
	E. Dilution	n/a
	F. Expenses of the issue	n/a

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 156

Management Report	Financial Statements	Further Information

Item	Reference	Page
Item 10	Additional Information
	A. Share capital	n/a
	B. Articles of association	p.42-43; p.51; p.53; p.62; p.65; p.77; p.80; p.154
	C. Material contracts	p.81; p.144-148
	D. Exchange controls	p.148
	E. Taxation	p.111; p.150-154
	F. Dividends and paying agents	n/a
	G. Statement by experts	n/a
	H. Documents on display	p.148
	I. Subsidiary information	p.140-141
	J.Annual security report to security holders	n/a

Item 11	Quantitative and Qualitative Disclosures about Market Risk	p.122-134

Item 12	Description of Securities Other than Equity Securities
	A. Description of debt securities	n/a
	B. Description of warrants and rights	n/a
	C. Description of other securities	n/a
	D. American Depositary Shares	n/a

Item 13	Defaults, Dividend Arrearages and Delinquencies	n/a
	A. Defaults	n/a
	B. Dividend arrearages and delinquencies	n/a

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	n/a

Item	Reference	Page
Item 15	Controls and Procedures
	A. Disclosure Controls and Procedures	p.58
	B. Annual Report on Internal Control	p.82-83
	C. Attestation Report	n/a
	D. Changes in Internal Control over Financial Reporting	p.82

Item 16	Reserved

Item 16A	Audit Committee Financial Expert	p.44; p.57
Item 16B	Code of Ethics	p.32; p.144
Item 16C	Principal Accountant Fees and Services	p.74; p.142
Item 16D	Exemptions from The Listing Standards for Audit Committees	n/a

Item 16E	Purchases of Equity Securities by The Issuer and Affiliated Purchasers	n/a
Item 16F	Change in Registrant’s Certifying Accountant	p.154-155
Item 16G	Corporate Governance	p.42-80
Item 16H	Mine Safety Disclosures	n/a
Item 16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	n/a
Item 16J	Insider Trading Policies (Share Dealing Standard)	p.81
Item 16K	Cybersecurity	p.148-149

Item 17	Financial Statements	p.87-142; p.158

Item 18	Financial Statements	p.87-142

Item 19	Exhibits Please refer to the Exhibit list located immediately following the signature page for this document as filed with the SEC.

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 157

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 158 This document contains information required for the Annual Report on Form 20-F for the year ended December 31, 2025, of TMICC. Reference is made to the Form 20-F cross reference table above. Only the information in this document that is referenced in the Form 20-F cross reference table and this paragraph, this cross-reference table itself, the section entitled Cautionary statement regarding forward-looking statements and the Exhibits themselves shall be deemed to be filed with the Securities and Exchange Commission for any purpose. Any additional information in this document, not referenced in the Form 20-F cross reference table, this paragraph, the section entitled Cautionary statement regarding forward-looking statements or the Exhibits themselves shall not be deemed to be filed or incorporated by reference, and shall not be part of the 2025 Annual Report on Form 20-F and is furnished to the Securities and Exchange Commission for information only. This document also includes references to certain information contained on TMICC’s website - the information contained on TMICC’s website is not incorporated by reference and does not form part of this document. Management Report Financial Statements Sustainability Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 159 Definition and reconciliation of non-IFRS financial measures The sections below provide reconciliations of the closest measures prepared in accordance with IFRS to the non-IFRS measures used by the Group. Non-GAAP measures Certain discussions and analyses set out in this Annual Report (and the Additional Information for US Listing Purposes) include measures that are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, and our ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable non-IFRS financial measures, in evaluating our operating performance and value creation. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Wherever appropriate and practical, we provide reconciliation to relevant IFRS measures. Constant currency The Group uses ‘constant rate’ and ‘organic’ measures primarily for internal performance analysis and targeting purposes. The Group presents certain items, percentages and movements, using constant exchange rates, which do not include the impact of fluctuations in foreign currency exchange rates. Constant currency values are calculated by translating both the current and the prior period local currency amounts using the prior year average exchange rates into Euro, except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into Euros using the prior year closing exchange rate before the application of IAS 29. The table below shows exchange rate movements in the Group’s key markets. OSG, OVG, OPG Organic sales growth (OSG) refers to the increase in revenue for the period, excluding any change in revenue resulting from disposals, changes in currency and price growth in excess of 26 per cent. in hyperinflationary economies. Inflation of 26 per cent. per year compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. The impact of disposals is excluded from OSG for a period of 12 calendar months from the applicable closing date. OSG includes increases or decreases in sales of an acquired business immediately following the business combination, unless a reliable historical baseline is not available for the 12 months prior to the acquisition, in which case sales during the first 12 months of the acquisition are excluded from OSG. The Group believes this measure provides valuable additional information on the organic sales performance of the business and it is a key measure used internally. Organic volume growth (OVG) is part of OSG and means, for the applicable period, the increase in revenue in such period calculated as the sum of: (i) the increase in revenue attributable to the volume of products sold; and (ii) the increase in revenue attributable to the composition of products sold during such period. OVG therefore excludes any impact on OSG due to changes in prices. Organic price growth (OPG) is part of OSG and means, for the applicable period, the increase in revenue attributable to changes in prices during the period. OPG therefore excludes the impact to OSG due to: (i) the volume of products sold; and (ii) the composition of products sold during the period. In determining changes in price, the Group excludes the impact of price growth in excess of 26 per cent per year in hyperinflationary economies as explained in OSG above. Management Report Financial Statements Sustainability Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 160 The following table presents a reconciliation of changes in the IFRS measure of revenue to OSG for 2025, 2024: 2025 2024 2023 Revenue (€ million) 7,910 7,947 7,618 Revenue growth (1) (%) (0.5) 4.3 1.5 Effect of acquisitions (2) (%) 0.0 1.4 0.9 Effect of disposals (3) (%) (0.1) - - Effect of currency-related items (4) (%) (4.3) - (1.9) of which: Exchange rate changes (%) (5.3) (1.8) (4.7) Extreme price growth in hyperinflationary markets (%) 1.0 1.8 3.0 OSG (5) (6) (%) 4.2 2.8 2.5 Of which OVG (7) 1.5 1.1 (6.5) OPG (7) 2.6 1.7 9.7 (1) Revenue growth is calculated as current year revenue minus prior year revenue divided by prior year revenue. (2) Effect of acquisitions is calculated using constant exchange rates and is the difference between revenue growth and what revenue growth would have been if the revenue associated with acquisitions was removed from the current year. This excludes the change in revenue of the acquisitions compared to their historical base, if this change has been included in the OSG. (3) Effect of disposals is calculated using constant exchange rates and is the difference between revenue growth and what revenue growth would have been if the revenue associated with disposals was removed from the prior year. (4) Effect of currency-related items is comprised of the effect of foreign currency exchange rate movements on revenue growth and price growth in excess of 26 per cent. per year in hyperinflationary economies which is excluded from OSG. The calculation of effect of currency-related items is as follows: Effect of currency-related items = [(1 plus effect of exchange rate changes) multiplied by (1 plus effect of extreme price growth in hy-perinflationary markets)] minus 1. There may be minor discrepancies between the number arrived at through the application of this calculation and the final figure set out above, which is as a result of rounding. (5) OSG is revenue growth adjusted to remove the impacts of acquisitions, disposals and the impact of currency-related items (being movements in exchange rates and extreme price growth in hyperinflationary markets). The calculation of OSG is as follows: (1 plus revenue growth) divided by [(1 plus effect of acquisitions) multiplied by (1 plus effect of disposals) multiplied by (1 plus effect of currency-related items)] minus 1. There may be minor discrepancies between the number arrived at through the application of this calculation and the final figure set out above, which is as a result of rounding. The reconciliation of OSG to revenue is as set out in the table above. (6) OPG in excess of 26 per cent. per year in hyperinflationary economies has been excluded when calculating the OSG in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets. (7) OVG and OPG are multiplied on a compounded basis to arrive at OSG through application of the following formula: OSG equals (1 plus OVG) multiplied by (1 plus OPG) minus 1. Adjusting items Several non-IFRS measures are adjusted to exclude items defined as adjusting. Management considers adjusting items to be significant, or unusual or non-recurring in nature and so believe that separately identifying them helps in understanding the financial performance of the Group from period to period. Adjusting items within operating profit are: • gains or losses on business disposals which arise from business disposal projects; • acquisition and disposal-related costs which are costs that are directly attributable to a business acquisition or disposal project; • restructuring costs which are costs that are directly attributable to a restructuring project. Management defines a restructuring project as a strategic, major initiative that delivers cost savings and materially changes either the scope of the business or the manner in which the business is conducted; • impairments of assets which includes impairments of goodwill, intangible assets, and property, plant and equipment; and • other approved items which are any additional matters considered by management to be significant and outside the course of normal operations. Adjusting items not in operating profit but within net profit are net monetary gain/(loss) arising from hyperinflationary economies and significant and unusual items in net finance cost and taxation. Several non-IFRS measures are adjusted to exclude items defined as adjusting. The following table sets out the calculation of adjusting items for 2025, 2024 and 2023. Management Report Financial Statements Sustainability Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 161 In million of € 2025 2024 2023 Acquisition and disposal-related costs (1) (302) (64) (50) Restructuring costs (2) (10) (137) (74) Other (6) 1 12 Total adjusting items within operating profit (318) (200) (112) Net monetary loss (31) - (10) Total adjusting items not in operating profit (31) - (10) (1) 2025 and 2024 comprises the charge relating to the separation. 2023 included a charge of €38 million related to the revaluation of the earnout liability of Yasso. (2) In 2025, the result includes a net release of €40 million related to restructuring provisions and €50 million of costs associated with supply chain optimisation projects. The year-on-year movement primarily reflects higher restructuring releases, driven by a significantly greater redeployment of employees in 2025 who had previously been expected to exit at the end of 2024. In addition, prior-year allocated costs from Unilever central projects did not recur. Adjusted EBIT, Adjusted EBITDA, Adjusted EBIT margin, Adjusted EBITDA margin Adjusted EBIT is defined as operating profit before the impact of adjusting items within operating profit. Adjusted EBITDA is defined as Adjusted EBIT before the impact of depreciation and amortisation. Adjusted EBITDA margin and Adjusted EBIT margin is calculated as adjusted EBITDA and adjusted EBIT divided by revenue for the period. Those measures are used to evaluate the performance of the Group and its segments. Items are classified as adjusting due to their nature and/or frequency of occurrence. The Group’s management believes this measure provides useful information in understanding and evaluating the Group’s operating results. The following table sets out a reconciliation of net profit to Adjusted EBIT and Adjusted EBITDA for 2025 and 2024 as well as Revenue to Adjusted EBIT margin and Adjusted EBIDA margin. In million of € 2025 2024 2023 Revenue 7,910 7,947 7,618 Net profit 307 595 509 Net finance costs 121 17 20 Net monetary loss arising from hyperinflationary economies 31 - 10 Taxation 140 152 203 Operating profit 599 764 742 Adjusting items ‘within operating profit’ 318 200 112 Adjusted EBIT 917 964 854 Adjusted EBIT margin 11.6% 12.1% 11.2% Depreciation and amortisation 338 376 357 Adjusted EBITDA 1,255 1,340 1,211 Adjusted EBITDA margin 15.9% 16.9% 15.9% Management Report Financial Statements Sustainability Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 162 Adjusted Earnings per Share (Adjusted EPS) Adjusted earnings per share (Adjusted EPS) is calculated as profit attributable to shareholders’ equity net of adjusting items divided by the diluted average number of ordinary shares. In calculating profit attributable to shareholders’ equity net of adjusting items, net profit attributable to shareholders’ equity is adjusted to eliminate the post-tax impact of adjusting items. This measure reflects the adjusted earnings for each share unit of the Group. The reconciliation of net profit attributable to shareholders’ equity to profit attributable to shareholders’ equity net of adjusting items is as follows: In million of € 2025 Net profit 307 Non-controlling interests (14) Net profit attributable to shareholders’ equity - used for basic and diluted earnings per share 293 Post-tax impact of non-underlying items 218 Profit attributable to shareholders’ equity net of adjusting items - used for adjusted earnings per share 574 Diluted average number of shares (millions of share units) 616 Diluted EPS (€) 0.48 Adjusted EPS - diluted 0.93 Prior to 6 December 2025, the Group was under the control of Unilever and did not have any issued shares. Accordingly, EPS has not been calculated for prior years. The current year EPS is based on the total shares issued as at 31 December 2025. Constant Adjusted Earnings per Share (Constant Adjusted EPS) Constant Adjusted earnings per share (constant adjusted EPS) is calculated as profit attributable to shareholders’ equity net of adjusting items at constant exchange rates and excluding the impact of both translational hedges and price growth in excess of 26% per year in hyperinflationary economies, divided by the diluted average number of ordinary share units. This measure reflects the earnings net of adjusting items for each ordinary share unit of the Group in constant exchange rates. The reconciliation of adjusted profit attributable to shareholders’ equity to constant earnings attributable to shareholders’ equity net of adjusted items and the calculation of constant Adjusted EPS is as follows: In million of € 2025 Adjusted net profit attributable to shareholder’s equity 547 Impact of translation from current to constant exchange rates and translational hedges 73 Impact of price growth in excess of 26% per year in hyperinflationary economies (18) Constant earnings attributable to shareholders’ equity net of adjusting items 629 Diluted average number of shares (millions of units) 616 Constant Adjusted EPS (€) 1.02 Free Cash Flow (FCF) FCF is defined as net cash flow from operating activities, less net capital expenditure and net interest payments. It does not represent residual cash flows entirely available for discretionary purposes; for example, the repayment of principal amounts borrowed is not deducted from FCF. FCF reflects an additional way of viewing the Group’s liquidity that management believes is useful to investors because it represents cash flows that could be used for distribution of dividends, repayment of debt or to fund the Group’s strategic initiatives, including acquisitions, if any. The following table sets out a reconciliation of net cash flow from operating activities to FCF for 2025 and 2024: In million of € 2025 2024 2023 Net cash flow from operating activities 483 1,113 914 Net capital expenditure (330) (299) (253) Net interest paid (115) (11) (9) FCF 38 803 652 Net cash flow (used in)/from investing activities (315) (359) (854) Net cash flow from/(used in) financing activities 205 (737) (51) Management Report Financial Statements Sustainability Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 163 Net Debt Net Debt is defined as the excess of total financial liabilities over cash and cash equivalents, other current financial assets and non-current financial asset derivatives that relate to financial liabilities. Management believes Net Debt provides valuable additional information on the summary presentation of the Group’s net financial liabilities and is a measure in common use elsewhere. The following table sets out a reconciliation of total financial liabilities to Net Debt for 2025, 2024: In million of € 2025 2024 Total financial liabilities (3,416) (333) - Current (105) (85) - Non-current (3,311) (248) Cash and cash equivalents 441 70 Other current financial assets 8 - Net debt (2,967) (263) Adjusted Effective Tax Rate (Adjusted ETR) The Adjusted effective tax rate is calculated by dividing taxation excluding the tax impact of adjusting items by profit before tax excluding the impact of adjusting items. This measure reflects the Adjusted effective tax rate in relation to profit before tax excluding adjusting items before tax. This is shown in the table below: In million of € 2025 2024 Taxation 140 152 Tax impact of: Adjusting items within operating profit (a) 75 50 Adjusting items not in operating profit but within net profit (b) (8) 6 Taxation before tax impact of adjusting items 207 208 Profit before taxation 447 747 Adjusting items within operating profit before tax (c) 318 200 Adjusting items not in operation profit but within net profit before tax (d) 31 - Profit before tax excluding adjusting items before tax 796 947 Effective tax rate (%) 31.3 20.3 Adjusted effective tax rate (%) 26.0 21.9 (a) Tax impact of adjusting items within operating profit is the sum of the tax on each adjusting item, based on the applicable country tax rates and tax treatment. (b) Deferred tax effect of hyperinflationary adjustments. (c) See Note “Adjusting items”. (d) Net monetary loss. Management Report Financial Statements Sustainability Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 164 Shareholder information Annual General Meeting Date 7 May 2026 Voting and Registration deadline 30 April 2026 Contact Details The Magnum Ice Cream Company N.V. Reguliersdwarsstraat 63 1017 BK Amsterdam The Netherlands Company registration number 97035467 Investor relations website corporate.magnumicecream.com/en/investors.html Any queries can also be sent to us electronically via corporate.magnumicecream.com/en/contact-us.html Private Shareholders can email us at shareholders@magnumicecream.com Investor Relations email investor.relations-tmicc@magnumicecream.com Media Relations email media.relations-tmicc@magnumicecream.com Shareholder Services The Netherlands ABN AMRO Gustav Mahlerlaan 10 1082PP Amsterdam, The Netherlands Email: corporate.broking@nl.abnamro.com Telephone: +31 (0)20 628 6070 United Kingdom Computershare Investor Services PLC The Pavilions, Bridgwater Road, Bristol BS99 6ZZ, United Kingdom Email: WebCorres@computershare.co.uk Telephone: +44 (0)344 472 6064 (Lines are open from 8.30am to 5.30pm UK time, Monday to Friday). Shareholder website: www-uk.computershare.com/Investor/#Home United States of America By Mail By Overnight Delivery Computershare Investor Services Computershare Investor Services P.O. Box 43078 150 Royall Street - Suite 101 Providence, RI 02940-3078 Canton, MA 02021 United States of America United States of America Telephone: Toll Free: 1-866-814-3367 (Within USA, US Territories, Canada) Toll Calls: 1-781-575-2182 (Outside USA, US Territories, Canada) Shareholder website: www.computershare.com/tmicc Email: web.queries@computershare.com Management Report Financial Statements Sustainability Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 165 The profit appropriation is set out on page 53 in the section General Meeting. Website Shareholders are encouraged to visit our website, corporate.magnumicecream.com , which provides a wealth of information about The Magnum Ice Cream Company N.V. There is a section on our website designed specifically for investors. It includes detailed coverage of the TMICC share price, our quarterly and annual results, performance charts, financial news, and investor relations presentations. It also includes details of conferences and investor/analyst presentations. References to information on websites in this document are included as an aid to their location and such information is not incorporated in, and does not form part of, this document. Any website URL is included as text only and is not an active link. Publications Copies of the TMICC Annual Report 2025 (and any Additional Information for US Listing Purposes) and the Annual Report on Form 20-F 2025 can be accessed directly or ordered via our website: corporate.magnumicecream.com The Annual Report on 20-F, which is filed with the United States Securities and Exchange Commission is also available free of charge from their website: www.sec.gov Ticker Symbols Euronext Amsterdam - MICC London Stock Exchange - MICC New York Stock Exchange - MICC Management Report Financial Statements Sustainability Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 166 This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the financial condition, results of operations and businesses of The Magnum Ice Cream Company N.V. (the ‘Company’). All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, ‘ambition’, ‘target’, ‘goal’, ‘plan’, ‘potential’, ‘work towards’, ‘may’, ‘milestone’, ‘objectives’, ‘outlook’, ‘probably’, ‘project’, ‘risk’, ‘seek’, ‘continue’, ‘projected’, ‘estimate’, ‘achieve’ or the negative of these terms, and other similar expressions of future performance or results and their negatives, are intended to identify such forward-looking statements. Forward-looking statements also include, but are not limited to the Company’s strategy, plans and expected trends, including trends in the global ice cream market, the Company’s outlook and expected modelled or potential financial results including, sales growth and margin improvement, the anticipated growth of the global ice cream market, statements with respect to dividends, and plans and ambitions of the Company to maintain a leadership position in the global ice cream market, finalization of remaining TSAs by 2027, potential acquisition in India and its timeline. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Company (including during management presentations) in connection with this document. These forward-looking statements are based upon current expectations, assumptions, plans and projections regarding anticipated developments and other factors affecting the Company. They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Company’s control, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially from those expressed in the forward-looking statements included in this document are: the Company’s global brands not meeting consumer preferences; the Company’s ability to innovate and remain competitive; the Company’s investment choices in its portfolio management; the effect of climate change on the Company’s business; the Company’s ability to find sustainable solutions to its packaging; significant changes or deterioration in customer relationships; the Company’s reliance on Unilever; the recruitment and retention of talented employees; disruptions in the Company’s supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high-quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high ethical standards; and managing regulatory, tax and legal matters and practices with regard to the interpretation and application thereof. Also see ‘Our Principal Risks’ for additional risks and further discussion. The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Forward-looking statements are not predictions of future events. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. The forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Cautionary statement Management Report Financial Statements Sustainability Statements Further Information

The Magnum Ice Cream Company | Annual Report on Form 20-F 2025 | 167 About this Annual Report on Form 20-F TMICC 2025 Annual Report on Form 20-F (or “Annual Report”) This document is made up of the Management Report, the Financial Statements and Notes and Further information. The Magnum Ice Cream Company N.V. together with the companies it controls forms the TMICC Group. The terms ‘TMICC’, the ‘Company’, the ‘Group’, ‘we’,’our’ and ‘us’ refer to the TMICC Group. Our Management Report, pages 5 to 83, contains information about us, how we create value and how we run our business. It includes our strategy, business model, market outlook and key performance indicators. The Management Report is part of the 2025 Annual Report. The Management Report has been approved by the Board. Our Corporate Governance section, pages 42 to 83, contains detailed corporate governance information, our Committee reports and how we remunerate our Directors and forms part of the Management Report. A copy of the 2025 Annual Report of The Magnum Ice Cream Company N.V. is available on our website. Throughout this report, we include non-IFRS financial measures to explain the performance of our business, including Organic sales growth, Organic volume growth, Organic price growth, adjusting items, Adjusting earnings per share, Adjusting effective tax rate, constant Adjusting earnings per share, free cash flow and net debt. Such non-IFRS financial measures are defined in ‘Additional financial disclosures’ and a reconciliation of these measures to their most directly comparable GAAP financial measures are included within ‘Additional financial disclosures’. Further details of potential risks and uncertainties affecting the Company are described in the Company’s filings with Euronext Amsterdam, the London Stock Exchange, and the US Securities and Exchange Commission, including in the 2025 Annual Report on Form 20-F. This document is not prepared in accordance with US GAAP and should not therefore be relied upon by readers as such. The 2025 Annual Report on Form 20-F is separately filed with the US Securities and Exchange Commission and is available on our corporate website: www.magnumicecream.com and www.sec.gov. In addition, a printed copy of the Annual Report on Form 20-F 2025 is available, free of charge, upon request to Magnum Investor Relations Department, Reguliersdwarsstraat 63,1017 BK Amsterdam, The Netherlands. This document comprises regulated information within the meaning of Sections 1:1 and 5:25c of the Act on Financial Supervision (‘Wet op het financieel toezicht (Wft)’) in the Netherlands. The brand names shown in this report are trademarks owned by or licensed to companies within the Company. References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, the 2025 Annual Report on Form 20-F. Management Report Financial Statements Sustainability Statements Further Information

The Magnum Ice Cream Company N.V. – Exhibit Index

Exhibit No.	Description of Exhibit
1.1	English translation of Form of Articles of Association*
1.2	English translation of Form of Deed of Conversion and Amendment to Articles of Association of the Registrant to be effective prior to the effectiveness of this registration statement*
2.1	Description of Securities*
4.1	Global Transitional Services Agreement between Magnum ICC Global Services B.V. and Unilever Europe Business Center B.V., dated 15 August 2025 [1]
4.2	Demerger Agreement between the Company, Magnum Holdco and Unilever, dated 1 October 2025 [2]
4.3	Tax Matters Agreement between the Company and Unilever, dated 1 October 2025 [3]
4.4	Term Loan Facilities Agreement between Magnum ICC Finance B.V., The Magnum Ice Cream Company HoldCo Netherlands B.V. and the Arrangers, dated 28 August 2025 [4]
4.5	Revolving Credit Facility Agreement between Magnum ICC Finance B.V., The Magnum Ice Cream Company HoldCo Netherlands B.V. and the Arrangers, dated 28 August 2025 [5]
4.6	Registration Rights Agreement by and between the Company and Unilever PLC, dated 1 October 2025 [6]
4.7	Chief Executive Officer Service Agreement, dated 2 December 2025*
4.8	Chief Financial Officer Service Agreement, dated 2 December 2025*
4.9	Long-Term Incentive Plan*
4.10	Foundation Plan*
8.1	List of Subsidiaries*
11.1	Code of Business Integrity*
11.2	Share Dealing Code*
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of the Chief Financial Director/Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certifications of the Chief Executive Officer and Financial Director/Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm*
15.2	Consent of KPMG Accountants N.V., independent registered public accounting firm*
15.3	Letter from KPMG LLP regarding change in registrants certifying accounting firm*
97.1	Malus and Clawback Policy and Recovery Policy*
101	Inline Interactive data files.
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)*
1	Incorporated by reference to Exhibit 4.1 of Form 20-F (File No: 001-42939) filed with the SEC on November 4, 2025
2	Incorporated by reference to Exhibit 4.2 of Form 20-F (File No: 001-42939) filed with the SEC on November 4, 2025.
3	Incorporated by reference to Exhibit 4.3 of Form 20-F (File No: 001-42939) filed with the SEC on November 4, 2025.
4	Incorporated by reference to Exhibit 4.4 of Form 20-F (File No: 001-42939) filed with the SEC on November 4, 2025.
5	Incorporated by reference to Exhibit 4.5 of Form 20-F (File No: 001-42939) filed with the SEC on November 4, 2025.
6	Incorporated by reference to Exhibit 4.6 of Form 20-F (File No: 001-42939) filed with the SEC on November 4, 2025.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Peter Ter-Kulve, The Magnum Ice Cream Company N.V.

By	/s/ Peter Ter-Kulve
	Name:	Peter Ter-Kulve
	Title:	Chief Executive Officer

Abhijit Bhattacharya, The Magnum Ice Cream Company N.V.

	By	/s/ Abhijit Bhattacharya
		Name:	Abhijit Bhattacharya
		Title:	Chief Financial Officer

Dated: 18 March 2026